    As filed with the Securities and Exchange Commission on January 30, 2002

                                                              File No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         HARTFORD LIFE INSURANCE COMPANY
              (Exact name of registrant as specified in its charter)

                                   CONNECTICUT
         (State or other jurisdiction of incorporation or organization)

                                      6355
            (Primary Standard Industrial Classification Code Number)

                                    06-094148
                      (I.R.S. Employer Identification Number)

                                  P.O. BOX 2999
                        HARTFORD, CONNECTICUT 06104-2999
                (Address, Including Zip Code, and Telephone Number, Including Area Code of Registrant's Principal Executive Office)

                               MARIANNE O'DOHERTY
                         HARTFORD LIFE INSURANCE COMPANY
                                  P.O. BOX 2999
                        HARTFORD, CONNECTICUT 06104-2999
                                 (860) 843-6733
                (Name, address, including zip code, and telephone
                number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ X ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1) of this form, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                            PROPOSED                 PROPOSED
TITLE OF EACH CLASS         AMOUNT TO                OFFERING         AGGREGATE           AMOUNT OF
OF SECURITIES TO BE         BE                       PRICE            OFFERING            REGISTRATION
REGISTERED                  REGISTERED               PER UNIT         PRICE               FEE
---------------------------------------------------------------------------------------------------
Deferred Annuity
Contracts &                 *                        *                $1,000,000,000*     $92,000*
Participating
Interests Therein

* The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per unit are not applicable in that these contracts are not issued in predetermined amounts or units.

Pursuant to Rule 429(b) of the 1933 Act, unsold securities previously registered on Form S-2 File No. 333-37290 filed initially on May 18, 2000 are being carried forward to this Registration Statement. As of January 11th, 2002, the amount of such unsold securities was $337,843,000. The registration fees paid in connection with the registration of such securities was $89,190.55.

The Registrant hereby amends this Registration Statement on such date or dated as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

CRC SELECT
MODIFIED GUARANTEED ANNUITY CONTRACT
HARTFORD LIFE INSURANCE COMPANY
P.O. BOX 5085
HARTFORD, CONNECTICUT 06102-5085
TELEPHONE: 1-800-862-6668 (CONTRACT OWNERS)
1-800-862-7155 (REGISTERED REPRESENTATIVES)                   [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This prospectus describes information you should know before you purchase CRC Select. Please read it carefully.

CRC Select is a contract between you and Hartford Life Insurance Company where you agree to make one Purchase Payment to us and we agree to pay you interest for a Guarantee Period you select and we agree to make a series of Annuity Payouts at a later date. This annuity is a single premium, tax-deferred, modified guaranteed annuity offered to both individuals and groups. It is:

x  Single premium, because you make a one-time Purchase Payment.

x Tax-deferred, which means you don't pay taxes until you take money out or until we start to make Annuity Payouts.
--------------------------------------------------------------------------------

It is a "modified guaranteed" annuity because Hartford guarantees to pay you your Purchase Payment and the interest earned on that Purchase Payment unless you cancel during the right to examine period, fully or partially Surrender your Contract, transfer to a different Guarantee Period or request Annuity Payouts before the end of your Guarantee Period.

Although we file this prospectus with the Securities and Exchange Commission ("SEC"), the SEC doesn't approve or disapprove of these securities or determine if this prospectus is truthful or complete. Anyone who represents that the SEC does these things may be guilty of a criminal offense.

This annuity IS NOT:

 -  A bank deposit or obligation

 -  Federally insured

 -  Endorsed by any bank or governmental agency

This annuity may not be available for sale in all states.
--------------------------------------------------------------------------------
PROSPECTUS DATED: FEBRUARY 14, 2002

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

AVAILABLE INFORMATION

We are required by the Securities Exchange Act of 1934 to file reports and other information with the SEC. You may read or copy these reports at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C., or at the SEC's Regional Offices located at 75 Park Place, New York, New York and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. You may also obtain copies, at prescribed rates, of our reports from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain reports, proxy and information statements and other information about us at the SEC's website at: http://www.sec.gov.

One of the reports we file with the SEC is our Annual Report on Form 10-K for the fiscal year ended December 31, 2000. The substance of the information contained in the Annual Report appears in this prospectus. The entire Annual Report is incorporated by reference into this prospectus. You may obtain a copy of the Annual Report free of charge by calling the toll-free number or writing to us at the address on the cover of this prospectus.

We filed a registration statement ("Registration Statement") relating to the Contracts offered by this prospectus with the SEC under the Securities Act of 1933. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information contained in the Registration Statement. For more information about the Contracts and us, you may obtain a copy of the Registration Statement in the manner set forth in the preceding paragraph.

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                PAGE
----------------------------------------------------------------------
DEFINITIONS                                                       4
----------------------------------------------------------------------
HIGHLIGHTS                                                        5
----------------------------------------------------------------------
THE CONTRACT                                                      6
----------------------------------------------------------------------
  Annuity Payouts                                                12
----------------------------------------------------------------------
  Miscellaneous Provisions                                       14
----------------------------------------------------------------------
    Investments by Hartford                                      14
----------------------------------------------------------------------
    Amendment of Contracts                                       15
----------------------------------------------------------------------
    Assignment of Contracts                                      15
----------------------------------------------------------------------
    Distribution of Contracts                                    15
----------------------------------------------------------------------
FEDERAL TAX CONSIDERATIONS                                       15
----------------------------------------------------------------------
THE COMPANY                                                      21
----------------------------------------------------------------------
LEGAL OPINION                                                    39
----------------------------------------------------------------------
EXPERTS                                                          39
----------------------------------------------------------------------
APPENDIX A -- MODIFIED GUARANTEED ANNUITY FOR QUALIFIED
  PLANS                                                          40
----------------------------------------------------------------------
APPENDIX B -- MARKET VALUE ADJUSTMENT                            41
----------------------------------------------------------------------
FINANCIAL STATEMENTS                                            F-1
----------------------------------------------------------------------

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

DEFINITIONS

These terms are capitalized when used throughout this prospectus. Please refer to these defined terms if you have any questions as you read your prospectus.

ADMINISTRATIVE OFFICE OF THE COMPANY -- Our location and overnight mailing address is: 200 Hopmeadow Street, Simsbury, Connecticut 06089. Our standard mailing address is: Investment Product Services, P.O. Box 5085, Hartford, CT 06102-5085

ANNUITANT -- The person on whose life this Contract is based. The Annuitant may not be changed.

ANNUITY COMMENCEMENT DATE -- The date we start to make Annuity Payouts.

CODE -- The Internal Revenue Code of 1986, as amended.

CONTINGENT ANNUITANT -- The person you designate to become the Annuitant if the Annuitant dies prior to the Annuity Commencement Date.

CONTRACT -- The individual Annuity Contract and any endorsements or riders. Group participants and some individuals will receive a certificate rather than a Contract.

CONTRACT OWNER OR YOU -- The owner or holder of this Contract.

CONTRACT VALUE -- The sum of your Purchase Payment and all interest earned minus any Surrenders and any applicable Premium Taxes.

CONTRACT YEAR -- The 12 months following the date you purchased your annuity and then each subsequent year.

HARTFORD, WE, US OR OUR -- Hartford Life Insurance Company. Only Hartford is a capitalized term in the prospectus.

JOINT ANNUITANT -- The person on whose life Annuity Payouts are based if the Annuitant dies after the Annuity Calculation Date. You may name a Joint Annuitant only if your Annuity Payout Option provides for a survivor. The Joint Annuitant may not be changed.

MARKET VALUE ADJUSTMENT -- An adjustment that either increases or decreases the amount we pay you under certain circumstances.

POWER OF ATTORNEY -- You may authorize another person to act on your behalf by submitting a completed Power of Attorney form. Once we have the completed form on file, we will accept instructions from your designated third party until we receive instructions terminating the power of attorney in writing from you. You may not be able to make changes to your Contract if you have authorized someone else to act under a power of attorney.

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

HIGHLIGHTS

HOW DO I PURCHASE THIS ANNUITY?
You must complete our application or order request and submit it to us for approval with your Purchase Payment. Your Purchase Payment must be at least $5,000, unless this Contract is purchased as part of certain retirement plans.

 - For a limited time, usually within ten days after you receive your annuity, you may cancel it without paying a Surrender Charge. Your Purchase Payment will be subject to a Market Value Adjustment.

WHAT IS A GUARANTEE PERIOD?

A Guarantee Period is the length of time you select for which Hartford guarantees to pay you interest. The interest rate we credit depends on the Guarantee Period you select. We currently offer Guarantee Periods of one year, three years, five years, six years, seven years, eight years, nine years and ten years.

WHAT HAPPENS AT THE END OF EACH GUARANTEE PERIOD?

We will notify you of your options before the end of your Guarantee Period. These options currently include:

- Fully Surrendering your Contract,

- Having your Contract Value rollover to a Subsequent Guarantee Period of the same length of time,

- Transferring to a Guarantee Period of a different duration,

- Asking us to begin making Annuity Payouts,

- Purchasing a variable annuity issued by Hartford, or

- Any other option that may become available.

UNLESS WE RECEIVE WRITTEN INSTRUCTIONS FROM YOU SELECTING A DIFFERENT OPTION, HARTFORD WILL ROLL YOUR CONTRACT VALUE INTO A SUBSEQUENT GUARANTEE PERIOD FOR THE SAME LENGTH OF TIME. YOUR CONTRACT WILL RECEIVE THE INTEREST RATE WE HAVE ESTABLISHED FOR THAT NEW GUARANTEE PERIOD.

CAN I TAKE OUT ANY OF MY MONEY?

You may Surrender all or part of your Contract Value or transfer to a different Guarantee Period at any time before we start making Annuity Payouts. You may not Surrender any of your Contract Value after we begin making Annuity Payouts.

 -  You may have to pay a Surrender Charge.

We may charge you a Surrender Charge when you partially or fully Surrender your annuity. The percentage of the Surrender Charge assessed will depend on the length of time that has lapsed from the beginning of the Guarantee Period in effect at the time you request your Surrender to the date we receive your request for Surrender. You may take out all or some of the interest we have credited to your Contract Value in the 12 months prior to your request without a Surrender Charge.

 -  You may have a Market Value Adjustment.

If you request a Surrender, cancel during the right to examine period, transfer to a new Guarantee Period, or begin to take Annuity Payouts before the end of your Guarantee Period, the amount you receive will be modified to include a Market Value Adjustment. A Market Value Adjustment, which is described later, may decrease or increase the amount you receive, depending on whether interest rates have risen or fallen since the beginning of your Guarantee Period. You may take out all or some of the interest we have credited to your Contract Value in the 12 months prior to your request without a Market Value Adjustment.

 - You may have to pay income tax on any money you take out and, if you Surrender before you are age 59 1/2, you may have to pay an income tax penalty.

WILL HARTFORD PAY A DEATH BENEFIT?

There is a Death Benefit if the Contract Owner, joint contract owner or Annuitant die before we begin to make Annuity Payouts. This Death Benefit is equal to the Contract Value on the date we receive a certified death certificate or other proof of death acceptable to us.

Depending on the Annuity Payout Option you select, we may pay a Death Benefit after we begin to make Annuity Payouts.

WHAT ANNUITY PAYOUT OPTIONS ARE AVAILABLE?

You may choose one of the following Annuity Payout Options: Life Annuity, Life Annuity with a Cash Refund, Life Annuity with Payments for a Period Certain, Joint and Last Survivor Life Annuity, Joint and Last Survivor Life Annuity with Payments for a Period Certain, and Payments for a Period Certain. We may make other Annuity Payout Options available at any time.

You must begin to take Annuity Payouts by end of the Guarantee Period immediately following the Annuitant's 90th birthday or the end of the 10th Contract Year, whichever is later, unless you elect a later date to begin receiving payments subject to the laws and regulations then in effect and our approval.

If the end of your Guarantee Period occurs after the Annuity Commencement Date, we begin Annuity Payouts on the Annuity Commencement Date, unless you change that date to coincide with the end of the Guarantee Period. If we begin to make Annuity Payouts before the end of your Guarantee Period, a Market Value Adjustment will be made to your Contract Value.

If you do not tell us what Annuity Payout Option you want before the Annuity Commencement Date, we will make payments under the Life Annuity with a 10-year Period Certain Annuity Payout Option.

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

THE CONTRACT

WHAT TYPES OF CONTRACTS ARE AVAILABLE?

The Contract is an individual tax-deferred modified guaranteed annuity contract. It is designed for retirement planning purposes and may be purchased by any individual, group or trust, including:

- IRAs adopted according to Section 408 of the Code;

- Annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code;

The examples above represent Qualified Contracts, as defined by the Code. In addition, individuals and trusts can also purchase Contracts that are not part of a tax qualified retirement plan. These are known as Non-Qualified Contracts.

If you are purchasing the Contract for use in an IRA or qualified retirement plan, you should consider other features of the Contract besides tax deferral, since any investment vehicle used within an IRA or qualified plan receives tax deferred treatment under the Code.

This Contract is not available in Puerto Rico or Maryland.

HOW DO I PURCHASE A CONTRACT?

You may purchase a Contract by completing and submitting an application or an order request along with your Purchase Payment. For most Contracts, the minimum Purchase Payment is $5,000, unless the Contract is purchased as part of certain retirement plans. Prior approval is required for a Purchase Payment of $1,000,000 or more.

You may not make additional Purchase Payments to this Contract, but you may purchase a new contract. The new contracts may have different Guarantee Periods and will earn interest at the rate set for those new contracts.

Neither you nor your Annuitant must have had your 86th birthday on the date that your Contract is issued. You must be of legal age in the state where the Contract is being purchased or a guardian must act on your behalf.

HOW IS THE PURCHASE PAYMENT APPLIED TO MY CONTRACT?

Your Contract will be issued after we receive your Purchase Payment. Your Purchase Payment becomes part of a non-unitized separate account established by Hartford. You have no priority claim on assets in this separate account. All assets of Hartford, including those in this separate account, are available to meet Hartford's guarantees under the Contract and are available to meet the general obligations of Hartford.

If the request or other information accompanying the Purchase Payment is incomplete when we receive it, we will hold the money in a non-interest bearing account for up to three weeks while we try to obtain complete information. If we cannot obtain the information within that time, we will either return the Purchase Payment and explain why the Purchase Payment could not be processed or keep the Purchase Payment if you authorize us to keep it until you provide the necessary information.

We will send you a confirmation after we apply your Purchase Payment.

CAN I CANCEL MY CONTRACT AFTER I PURCHASE IT?

We want you to be satisfied with the Contract you have purchased. We urge you to closely examine its provisions. If for any reason you are not satisfied with your Contract, simply return it within ten days after you receive it with a written request for cancellation that indicates your tax-withholding instructions. In some states, you may be allowed more time to cancel your Contract. We will not deduct any Surrender Charge during this time, however a Market Value Adjustment, which is described later, may apply. We may require additional information, including a signature guarantee, before we can cancel your Contract.

The amount we pay you upon cancellation depends on the requirements of the state where you purchased your Contract, the method of purchase, the type of Contract you purchased and your age.

WHAT IS A GUARANTEE PERIOD?

A Guarantee Period is the length of time you select for which Hartford guarantees to pay you interest. The interest rate we credit depends on the Guarantee Period you select. We currently offer Guarantee Periods of one year, three years, five years, six years, seven years, eight years, nine years and ten years. We reserve the right to establish new Guarantee Periods, modify these Guarantee Periods or eliminate some or all of these Guarantee Periods in the future. You choose the length of your Guarantee Period when you purchase your Contract. This is your Initial Guarantee Period. Your Initial Guarantee Period will determine your Initial Guarantee Rate or the rate of interest credited to your Purchase Payment. The Initial Guarantee Rate will never be less than 3% on an annual basis.

If you transfer to a new Guarantee Period or reach the end of the Initial Guarantee Period and allow this Contract to "rollover" to another Guarantee Period of the same length of time, this is a Subsequent Guarantee Period. Basically, any Guarantee Period that is not an Initial Guarantee Period is a Subsequent Guarantee Period. During a Subsequent Guarantee Period, your Contract earns interest at the Subsequent Guarantee Rate, which will never be less than 3% on an annual basis.

Hartford, in its sole discretion, determines the interest rates credited to each Guarantee Period. These interest rates generally reflect prevailing interest rates of other investments that are similar in nature and duration. In computing our interest rates, we may also consider the impact of regulations, taxes, sales commissions, administrative expenses, general economic trends and competitive factors. Hartford or its agents cannot predict nor guarantee our future interest rates.

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------

CAN I TRANSFER INTO A DIFFERENT GUARANTEE PERIOD?

Once each Contract Year, beginning after the first Contract Year, you may transfer from your Guarantee Period into a Guarantee Period of a different duration, provided the new Guarantee Period you select is at least five years or longer. There is no Surrender Charge for such a transfer. While we currently do not impose a transfer charge, we reserve the right to charge a fee of up to $50 for each transfer. A Market Value Adjustment, which is described later, will be applied to your Contract Value at the time of transfer, unless the transfer occurs at the end of the Guarantee Period. The amount transferred into the new Guarantee Period is equal to the Contract Value of the old Guarantee Period on the date of the transfer minus or plus the Market Value Adjustment.

While you may transfer to a different Guarantee Period with a duration of 5 years or more, you cannot transfer into a Guarantee Period with a duration that will take you past your Annuity Commencement Date. That means that if you elected to begin Annuity Payouts on your Annuitant's 90th birthday and your Annuitant is 87 years old, you would not be able to transfer into a new Guarantee Period unless you extended your Annuity Commencement Date.

WHAT HAPPENS AT THE END OF EACH GUARANTEE PERIOD?

We will notify you of your options before the end of your Guarantee Period. These options currently include:

- Fully Surrendering your Contract,

- Having your Contract Value rollover to a Subsequent Guarantee Period of the same length of time,

- Transferring to a Guarantee Period of a different duration,

- Asking us to begin making Annuity Payouts,

- Purchase a variable annuity from Hartford, or

- Any other option that may become available.

Unless we receive written instructions from you selecting a different option, Hartford will roll your Contract Value into a Subsequent Guarantee Period of the same length of time. Your Contract will receive the interest rate we have established for that new Guarantee Period. If we roll your Contract Value into a Subsequent Guarantee Period because we have not received any other instructions from you, Hartford will, for some period of time after the end of your Guarantee Period, allow you to exercise a different option. Currently, we will allow 21 days after the end of a Guarantee Period to request a different option. However, Hartford reserves the right to change or terminate this administrative processing period. A request for a different option received during this time will be treated as if it was received prior to the end of the current Guarantee Period. However, a request to transfer to another Guarantee Period of a different duration is processed as of the date we receive the request and receives the interest rate credited to that Guarantee Period as of that date.

If you rollover into a Subsequent Guarantee Period or transfer to a Guarantee Period of a different duration, you cannot rollover or transfer into a Guarantee Period with a duration that will take you past your Annuity Commencement Date. That means that if you elected to begin Annuity Payouts on your Annuitant's 90th birthday and your Annuitant is 87 years old, you would not be able to rollover or transfer into a new Guarantee Period with a duration longer than three years unless you extended your Annuity Commencement Date.

FOR CONTRACTS PURCHASED IN NEW YORK -- We will notify you of your options at least 15 days, but no more than 45 days, before the end of your Guarantee Period. If you fully or partially Surrender your Contract within the 30 day period prior to the end of your Guarantee Period, no Surrender Charge is deducted or Market Value Adjustment made.

HOW IS THE VALUE OF MY CONTRACT CALCULATED BEFORE THE ANNUITY COMMENCEMENT DATE?

We calculate your Contract Value by deducting any applicable Premium Tax from your Purchase Payment, or your rollover value, if you are in a Subsequent Guarantee Period. We then credit your Contract Value on a daily basis with an amount that is equivalent to your Guarantee Period's interest rate on an annual basis and deduct any partial Surrenders.

The following example shows how interest would be credited to your Contract Value. The example assumes you purchased a Contract with a five-year Guarantee Period crediting a hypothetical Initial Guarantee Rate of 5% on an annual basis. The example assumes no money is taken from the Contract during the Guarantee Period. We are using a hypothetical interest rate of 5%. This interest rate is for illustration only and is no indication of future interest rates. Actual interest rates may be more or less than those shown.

Year one                                 $10,000       Purchase Payment or rollover value
                                         $   500       total year's interest payments
                                         -------
                                         $10,500       end of year Contract Value

Year two                                 $10,500       beginning Contract Value
                                         $   525       total year's interest payments
                                         -------
                                         $11,025       end of year Contract Value

8                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Year three                               $11,025       beginning Contract Value
                                         $   551       total year's interest payments
                                         -------
                                         $11,576       end of year Contract Value

Year four                                $11,576       beginning Contract Value
                                         $   578       total year's interest payments
                                         -------
                                         $12,155       end of year Contract Value

Year five                                $12,155       beginning Contract Value
                                         $   608       total year's interest payments
                                         -------
                                         $12,763       end of year Contract Value

Once each Contract Year, we will send you a statement which shows

 -  your Contract Value as of the end of the preceding Contract Year,

 -  any money you take out of your Contract during the Contract Year,

 -  your Contract Value at the end of the current Contract Year, and

 -  the annual rate of interest being credited to your Contract.

FEES AND CHARGES

WHAT HAPPENS IF I REQUEST A SURRENDER BEFORE THE END OF THE GUARANTEE PERIOD?

We don't charge you a sales charge when you purchase this Contract or any annual fees. However, if you want to take money out of the Contract before the end of your Guarantee Period, there are two charges we may assess, plus a Market Value Adjustment that may, at times, result in a deduction. The two charges are Premium Tax and a Surrender Charge.

x  PREMIUM TAXES

We deduct Premium Taxes, if required, by a state or other government agency. Some states collect the taxes when Purchase Payments are made; others collect at Annuitization. Since we pay Premium Taxes when they are required by applicable law, we may deduct them from your Contract when we pay the taxes, upon Surrender, or on the Annuity Commencement Date. The Premium Tax rate varies by state or municipality. Currently, the maximum rate charged by any state is 3.5%.

x SURRENDER CHARGE -- The Surrender Charge covers some of the expenses relating to the sale and distribution of the Contract, including commissions paid to registered representatives and the cost of preparing sales literature and other promotional activities.

We assess a Surrender Charge when you request a full or partial Surrender, unless your Surrender occurs at the end of a Guarantee Period. The percentage we assess for the Surrender Charge varies according to the length of time between the beginning of the Guarantee Period in effect at the time of your Surrender and the date of your request for Surrender. When you request a Surrender, we deduct the dollar amount you request from your Contract Value. Then we subtract any interest we have credited to your Contract in the 12 months prior to the request for Surrender that has not already been withdrawn from the amount requested for Surrender. This difference is then the amount subject to a Surrender Charge. We then determine the appropriate percentage of Surrender Charge, if any, to be deducted by calculating the length of time the money has been part of your present Guarantee Period. We deduct the percentage of the amount Surrendered from the amount you requested, and, provided there is no Market Value Adjustment, pay you that amount.

If you are in your Initial Guarantee Period, the percentage we deduct is equal to:

------------------------------------------
NUMBER OF YEARS FROM THE
BEGINNING OF THE INITIAL   PERCENTAGE OF
    GUARANTEE PERIOD      SURRENDER CHARGE
           1                    6%
------------------------------------------
           2                    6%
------------------------------------------
           3                    5%
------------------------------------------
           4                    4%
------------------------------------------
           5                    3%
------------------------------------------
           6                    2%
------------------------------------------
           7                    2%
------------------------------------------
           8+                   2%
------------------------------------------

If you are in a Subsequent Guarantee Period, the percentage we deduct is equal to:

 NUMBER OF YEARS FROM THE
     BEGINNING OF ANY
SUBSEQUENT GUARANTEE PERIOD  SURRENDER CHARGE
---------------------------------------------
             1                     4%
---------------------------------------------
             2                     3%
---------------------------------------------
             3                     2%
---------------------------------------------
             4                     2%
---------------------------------------------
             5                     2%
---------------------------------------------
             6                     2%
---------------------------------------------
             7                     2%
---------------------------------------------
            8+                     2%
---------------------------------------------

HARTFORD LIFE INSURANCE COMPANY                                                9
--------------------------------------------------------------------------------

If you purchase your Contract in New York, and you are in your Initial Guarantee Period, the percentage we deduct is equal to:

NUMBER OF YEARS FROM THE
    BEGINNING OF THE       PERCENTAGE OF
INITIAL GUARANTEE PERIOD  SURRENDER CHARGE
------------------------------------------
       1 or less                7%
------------------------------------------
           2                    6%
------------------------------------------
           3                    5%
------------------------------------------
           4                    4%
------------------------------------------
           5                    3%
------------------------------------------
           6                    2%
------------------------------------------
           7                    1%
------------------------------------------
           8                    0%
------------------------------------------
           9                    0%
------------------------------------------
           10                   0%
------------------------------------------

If you purchase your Contract in New York and you are in a Subsequent Guarantee Period of five (5) years or more, the percentage we deduct is equal to:

 NUMBER OF YEARS FROM THE
      BEGINNING OF A          PERCENTAGE OF
SUBSEQUENT GUARANTEE PERIOD  SURRENDER CHARGE
---------------------------------------------
         1 or less                 5%
---------------------------------------------
             2                     4%
---------------------------------------------
             3                     3%
---------------------------------------------
             4                     2%
---------------------------------------------
             5                     1%
---------------------------------------------
             6                     0%
---------------------------------------------
             7                     0%
---------------------------------------------
             8                     0%
---------------------------------------------
             9                     0%
---------------------------------------------
            10                     0%
---------------------------------------------

If you purchase your Contract in New York and you are in a Subsequent Guarantee Period of four (4) years or less, the percentage we deduct is equal to:

 NUMBER OF YEARS FROM THE
      BEGINNING OF A               PERCENTAGE OF
SUBSEQUENT GUARANTEE PERIOD      SURRENDER CHARGE
------------------------------------------------------
                               1% multiplied by the
                              number of years in the
         1 or less               Guarantee Period
------------------------------------------------------
                              The percentage used for
             2                Year 1 or less minus 1%
------------------------------------------------------
                              The percentage used for
             3                    Year 2 minus 1%
------------------------------------------------------
                              The percentage used for
             4                    Year 3 minus 1%
------------------------------------------------------

THE FOLLOWING SITUATIONS ARE NOT SUBJECT TO A SURRENDER CHARGE:

- Surrenders made at the end of a Guarantee Period.

- Surrender of interest that has been credited to the Contract Value during the 12 months prior to the Surrender that has not previously been withdrawn.

- Upon death of the Annuitant, joint owner or Contract Owner.

- Upon Annuitization.

- Upon cancellation during the Right to Examine Period.

- Required Minimum Distributions from IRAs or 403(b) plans.

SURRENDERS MADE UNDER THE NURSING HOME WAIVER RIDER. We will waive any Surrender Charge applicable to a partial or full Surrender if you, the joint owner or the Annuitant, is confined for at least 180 calendar days to a: (a) hospital recognized as a general hospital by the proper authority of the state in which it is located; or (b) hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; or (c) facility certified by Medicare as a hospital or long-term care facility; or (d) nursing home licensed by the state in which it is located and offers the services of a registered nurse 24 hours a day. If you, the joint owner or the Annuitant is confined when you purchase the Contract, this waiver is not available. For the waiver to apply, you must: (a) have owned the Contract continuously since it was issued,
(b) provide written proof of confinement satisfactory to us, and (c) request the Surrender within 91 calendar days of the last day of confinement. Your confinement must be at the recommendation of a physician for medically necessary reasons. This waiver may not be available in all states. Please contact your registered representative or us to determine if it is available for you.

MARKET VALUE ADJUSTMENT

If you request to Surrender, cancel during the right to examine period, transfer to a new Guarantee Period or ask that we begin to make Annuity Payouts at any time other than at the end of your Guarantee Period, we may apply a Market Value Adjustment. That means that the amount we pay you for a Surrender or the Contract Value we transfer to a new Guarantee Period or use to determine your Annuity Payouts will be adjusted up or down.

The Market Value Adjustment reflects both the amount of time left in your Guarantee Period, and, the difference between the Guarantee Rate credited to your current Guarantee Period and the interest rate we are crediting to a new Guarantee Period with a duration equal to the amount of time left in your Guarantee Period. If your Guarantee Period's interest rate is lower than the interest rate we are currently crediting the new Guarantee Period, then the application of the Market Value Adjustment will reduce the amount you receive. Conversely, if your Guarantee Period's interest rate is higher than the interest rate we are crediting for the new Guarantee Period, then the application of the Market Value Adjustment will increase the amount you receive.

10                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

For example, assume you purchase a Contract with an Initial Guarantee Period of ten years crediting interest at an Initial Guarantee Rate of 8% on an annual basis. You request a partial Surrender at the end of the seventh Contract Year. At that time you request a Surrender, Hartford's interest rate was 6% on an annual basis for Subsequent Guarantee Periods with a three-year duration, the amount of time left in your Initial Guarantee Period. Then the amount payable upon partial Surrender will increase after the application of the Market Value Adjustment. On the other hand, if Hartford was crediting an interest rate higher than your 8% Initial Guarantee Rate, then the application of the Market Value Adjustment will decrease the amount payable to you upon partial Surrender.

The Market Value Adjustment will apply to any request to Surrender, cancel during the right to examine period, transfer to a new Guarantee Period prior to the end of a Guarantee Period, or if you ask us to begin Annuity Payouts prior to the end of a Guarantee Period except:

- Previous 12 months' interest payments that you ask us to send to you that you have not previously Surrendered.

- Distributions made due to death.

- Payments we make to you as part of your Annuity Payout.

The actual formula for calculating the Market Value Adjustment is set forth in the Appendix that also contains an additional illustrations of the application of the Market Value Adjustment.

Since the interest rates Hartford credits may reflect, in part, the investment yields available to Hartford (see "Investments by Hartford"); the Market Value Adjustment may also reflect, in part, the levels of such yields. It is possible, therefore, that should such yields increase significantly from the time you purchased your Contract, coupled with the application of the Surrender Charges, the amount you would receive upon a full Surrender of your Contract could be less than your original Purchase Payment.

WE MAY OFFER, IN OUR DISCRETION, REDUCED FEES AND CHARGES FOR CERTAIN CONTRACTS THAT MAY RESULT IN DECREASED COSTS AND EXPENSES. REDUCTIONS IN THESE FEES AND CHARGES WILL NOT BE UNFAIRLY DISCRIMINATORY AGAINST ANY CONTRACT OWNER.

SURRENDERS

ARE THERE ANY RESTRICTIONS ON PARTIAL SURRENDERS?

If you request a partial Surrender before we begin to make Annuity Payouts, there are two restrictions:

- The amount you want to Surrender must be at least equal to $1,000, our current minimum for partial Surrenders, and

- The Contract must have a minimum Contract Value of $5,000 after the Surrender.

The above restrictions do not apply if you Surrender interest that has been credited to the Contract Value during the 12 months prior to Surrender.

We reserve the right to terminate your Contract and pay you the Contract Value minus any applicable charges or adjustments if your Contract Value is under the minimum after the Surrender.

HOW DO I REQUEST A SURRENDER?

Requests for Surrenders must be in writing. To request a full or partial Surrender, complete a Surrender Form or send us a letter, signed by you, stating:

- the dollar amount that you want to receive, either before or after we withhold taxes and deduct for any applicable charges,

- your tax withholding amount or percentage, if any, and

- your mailing address.

If there are joint Contract Owners, both must authorize all Surrenders.

We may defer payment of any partial or full Surrender for a period not exceeding six months from the date of our receipt of your notice of Surrender or the period permitted by state insurance law, if less. We may defer a Surrender payment more than 10 days and, if we do, we will pay interest of at least 3% per annum on the amount deferred.

WHAT SHOULD BE CONSIDERED ABOUT TAXES?

There are certain tax consequences associated with Surrenders:

PRIOR TO AGE 59 1/2 -- If you make a Surrender prior to age 59 1/2, there may be adverse tax consequences including a 10% federal income tax penalty on the taxable portion of the Surrender payment. Surrendering before age 59 1/2 may also affect the continuing tax-qualified status of some Contracts.

WE DO NOT MONITOR SURRENDER REQUESTS. TO DETERMINE WHETHER A SURRENDER IS PERMISSIBLE, WITH OR WITHOUT FEDERAL INCOME TAX PENALTY, PLEASE CONSULT YOUR PERSONAL TAX ADVISER.

MORE THAN ONE CONTRACT ISSUED IN THE SAME CALENDAR YEAR -- If you own more than one Contract issued by us or our affiliates in the same calendar year, then these Contracts may be treated as one Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. Please consult your tax adviser for additional information.

INTERNAL REVENUE CODE SECTION 403(b) ANNUITIES -- As of December 31, 1988, all
section 403(b) annuities have limits on full and partial Surrenders. Contributions to your Contract made after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed unless you are: (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship (cash value increases may not be distributed for hardships prior to age 59 1/2). Distributions prior to age
59 1/2 due to financial hardship; unemployment or retirement may still be subject to a penalty tax of 10%.

WE ENCOURAGE YOU TO CONSULT WITH YOUR TAX ADVISER BEFORE MAKING ANY SURRENDERS. PLEASE SEE THE "FEDERAL TAX CONSIDERATIONS" SECTION FOR MORE INFORMATION.

HARTFORD LIFE INSURANCE COMPANY                                               11
--------------------------------------------------------------------------------

DEATH BENEFIT

WHAT IS THE DEATH BENEFIT AND HOW IS IT CALCULATED?

Before we begin to make Annuity Payouts, we will pay a Death Benefit upon the death of the Contract Owner, joint owner, or the Annuitant, if there is no surviving Contingent Annuitant. The Death Benefit is calculated when we receive a certified death certificate or other legal document acceptable to us. The Death Benefit we pay is equal to the Contract Value on the date we receive the certified death certificate or other legal document.

HOW IS THE DEATH BENEFIT PAID?

The Death Benefit may be taken in one lump sum or under any of the Annuity Payout Options then being offered by us. On the date we receive complete instructions from the Beneficiary, we will compute the Death Benefit amount to be paid out or applied to a selected Annuity Payout Option. When there is more than one Beneficiary, we will calculate the Death Benefit amount for each Beneficiary's portion of the proceeds and then pay it out or apply it to a selected Annuity Payout Option according to each Beneficiary's instructions.

If the Contract Owner dies before we begin to make Annuity Payouts, the Beneficiary may elect to leave proceeds from the Death Benefit with us for up to five years from the date of the Contract Owner's death under the Annuity Proceeds Settlement Option "Death Benefit Remaining with the Company". The proceeds will remain in the same Guarantee Period in effect at the time of death and receive the same interest rate credited to that Contract. If the Guarantee Period has more than five years remaining, then Hartford will, before the completion of the 5th Contract Year after the death of the Contract Owner, terminate the Contract and waiving all Surrender Charges, pay the Contract Value to the Beneficiary. A Market Value Adjustment will be applicable.

REQUIRED DISTRIBUTIONS -- If the Contract Owner dies before the Annuity Commencement Date, the Death Benefit must be distributed within five years after death. The Beneficiary can choose any Annuity Payout Option that results in complete Annuity Payout within five years.

If the Contract Owner dies on or after the Annuity Commencement Date under an Annuity Payout Option with a Payout upon Death Benefit, any remaining value must be distributed at least as rapidly as under the Annuity Payout Option being used as of the Contract Owner's death.

If the Contract Owner is not an individual (e.g. a trust), then the original Annuitant will be treated as the Contract Owner in the situations described above and any change in the original Annuitant will be treated as the death of the Contract Owner.

WHAT SHOULD THE BENEFICIARY CONSIDER?

ALTERNATIVES TO THE REQUIRED DISTRIBUTIONS -- The selection of an Annuity Payout Option and the timing of the selection will have an impact on the tax treatment of the Death Benefit. To receive favorable tax treatment, the Annuity Payout Option selected: (a) cannot extend beyond the Beneficiary's life or life expectancy, and (b) must begin within one year of the date of death.

If these conditions are NOT met, the Death Benefit will be treated as a lump sum payment for tax purposes. This sum will be taxable in the year in which it is considered received.

SPOUSAL CONTRACT CONTINUATION -- If the Contract Owner dies, the Contract Owner's spouse, if named as a Beneficiary, may elect to continue the Contract as the new Contract Owner. This spousal continuation is available only once for each Contract. The spouse may, in the alternative, elect to receive the Death Benefit in one lump sum payment or have the Death Benefit paid under one of the Annuity Payout Options.

WHO WILL RECEIVE THE DEATH BENEFIT?

The distribution of the Death Benefit is based on whether death is before, on or after the Annuity Commencement Date.

12                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

IF DEATH OCCURS BEFORE THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .          AND . . .                   AND . . .                 THEN THE . . .
Contract Owner                There is a surviving joint  The Annuitant is living or  Joint Contract Owner
                              Contract Owner              deceased                    receives the Death
                                                                                      Benefit.
Contract Owner                There is no surviving       The Annuitant is living or  Designated Beneficiary
                              joint Contract Owner        deceased                    receives the Death
                                                                                      Benefit.
Contract Owner                There is no surviving       The Annuitant is living or  Contract Owner's estate
                              joint Contract Owner or     deceased                    receives the Death
                              surviving Beneficiary                                   Benefit.
Annuitant                     The Annuitant is also the   There is no named           Designated Beneficiary
                              Contract Owner              Contingent Annuitant        receives the Death
                                                                                      Benefit.
Annuitant                     The Contract Owner is a     There is no named           Death Benefit is paid to
                              Corporation                 Contingent Annuitant        the Contract Owner and not
                                                                                      the designated Beneficiary
Annuitant                     The Contract Owner is       There is no named           The Contract Owner is
                              living                      Contingent Annuitant        presumed to be the
                                                                                      Contingent Annuitant and
                                                                                      the Contract continues.
Annuitant                     The Contract Owner is       The Contingent Annuitant    Contingent Annuitant
                              living                      is living                   becomes the Annuitant, and
                                                                                      the Contract continues.

IF DEATH OCCURS ON OR AFTER THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .                 AND . . .                               THEN THE . . .
Contract Owner                The Annuitant is living                   Designated Beneficiary becomes the
                                                                        Contract Owner
Annuitant                     The Contract Owner is living              Contract Owner receives the Death
                                                                        Benefit.
Annuitant                     The Annuitant is also the Contract Owner  Designated Beneficiary receives the
                                                                        Death Benefit.

THESE ARE THE MOST COMMON DEATH BENEFIT SCENARIOS, HOWEVER, THERE ARE OTHERS. SOME OF THE ANNUITY PAYOUT OPTIONS MAY NOT RESULT IN THE PAYMENT OF A DEATH BENEFIT. IF YOU HAVE QUESTIONS ABOUT THESE AND ANY OTHER SCENARIOS, PLEASE CONTACT YOUR REGISTERED REPRESENTATIVE OR US.

ANNUITY PAYOUTS

This section describes what happens when we begin to make regular Annuity Payouts from your Contract. You, as the Contract Owner, should answer four questions:

1.  When do you want Annuity Payouts to begin?

2.  What Annuity Payout Option do you want to use?

3.  How often do you want the Payee to receive Annuity Payouts?

4.  How are Annuity Payouts calculated?

Please check with your financial adviser to select the Annuity Payout Option that best meets your income needs.

1. WHEN DO YOU WANT ANNUITY PAYOUTS TO BEGIN?

You select an Annuity Commencement Date when you purchase your Contract or at any time before we begin making Annuity Payouts. You may change the Annuity Commencement Date by notifying us before we begin to make Annuity Payouts.

The Annuity Commencement Date cannot be deferred beyond the end of the Guarantee Period immediately following the Annuitant's 90th birthday or the end of the Guarantee Period immediately following the end of the 10th Contract Year, whichever is later, unless you elect a later date to begin receiving payments, subject to the laws and regulations then in effect and our approval. Unless you elect an Annuity Payout Option before the Annuity Commencement Date, we will begin to make Annuity Payouts under the Life Annuity with a 10-Year Period Certain Annuity Payout Option.

If the Annuity Commencement Date does not coincide with the end of a Guarantee Period, a Market Value Adjustment will apply. In that case, Hartford will determine the amount available for Annuity Payouts by taking your Contract Value, deducting any applicable Premium Taxes and then multiplying that amount by the Market Value Adjustment. No Market Value Adjustment will

HARTFORD LIFE INSURANCE COMPANY                                               13
--------------------------------------------------------------------------------
apply if the Annuity Commencement Date coincides with the end of your Guarantee Period.

If you rollover into a Subsequent Guarantee Period or transfer to a Guarantee Period of a different duration, you cannot rollover or transfer into a Guarantee Period with a duration that will take you past your Annuity Commencement Date. That means that if you elected to begin Annuity Payouts on your Annuitant's 90th birthday and your Annuitant is 87 years old, you would not be able to rollover or transfer into a new Guarantee Period with a duration longer than three years unless you extended your Annuity Commencement Date.

All Annuity Payouts, regardless of frequency, will occur on the same day of the month as the Annuity Commencement Date.

Once you pass the Annuitant's 90th birthday or the end of your 10th Contract Year, some Guarantee Period durations, may not be available.

In New York, you must give Hartford 30 days advance written notice of your intent to change your Annuity Commencement Date, and cannot defer that date past the Annuitant's 90th birthday.

2. WHICH ANNUITY PAYOUT OPTION DO YOU WANT TO USE?

Your Contract contains the Annuity Payout Options described below. We may at times offer other Annuity Payout Options. Once Annuity Payouts begin, you cannot change the Annuity Payout Option.

LIFE ANNUITY -- We make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we stop making Annuity Payouts. A Payee would receive only one Annuity Payout if the Annuitant dies after the first Payout, two Annuity Payouts if the Annuitant dies after the second Payout, and so forth.

LIFE ANNUITY WITH A CASH REFUND -- We make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we stop making Annuity Payouts. At the death of the Annuitant, if the Contract Value on the Annuity Commencement Date minus any Premium Tax is greater than the sum of all Annuity Payouts already made, any difference will be paid to the Beneficiary.

LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN -- We make Annuity Payouts during the lifetime of the Annuitant but Annuity Payouts are at least guaranteed for a period of time you select between 5 years and 100 years minus the age of the Annuitant. If, at the death of the Annuitant, Annuity Payouts have been made for less than the minimum elected number of years, then the Beneficiary may elect to (a) continue Annuity Payouts for the remainder of the minimum elected number of years or (b) receive the commuted value in one sum.

JOINT AND LAST SURVIVOR LIFE ANNUITY -- We will make Annuity Payouts as long as either the Annuitant or Joint Annuitant are living. When one Annuitant dies, we continue to make Annuity Payouts to the other Annuitant until that second Annuitant dies. When choosing this option, you must decide what will happen to the Annuity Payouts after the first Annuitant dies. You must select Annuity Payouts that:

- Remain the same at 100%, or

- Decrease to 66.67%, or

- Decrease to 50%.

The percentages represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN -- We will make Annuity Payouts as long as either the Annuitant or Joint Annuitant are living, but Annuity Payouts are at least guaranteed for a period of time you select between 5 years and100 years minus the age of the Annuitant. If, at the death of the last Annuitant, Annuity Payouts have been made for less than the minimum elected number of years, then the Beneficiary may elect to (a) continue Annuity Payouts for the remainder of the minimum elected number of years or (b) receive the commuted value in one sum. When one Annuitant dies, we continue to make Annuity Payouts to the other Annuitant until that second Annuitant dies. When choosing this option, you must decide what will happen to the Annuity Payouts after the first Annuitant dies and the Period Certain has ended. You must select Annuity Payouts that:

- Remain the same at 100%, or

- Decrease to 66.67%, or

- Decrease to 50%.

The percentages represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

PAYMENTS FOR A PERIOD CERTAIN -- We will make Annuity Payouts for the number of years that you select. During the first Contract Year, you can select any period of time between 10 years and 100 years minus the Annuitant's age. After the first Contract Year, you can select any period of time between 5 and 100 years minus the Annuitant's age. If, at the death of the Annuitant, Annuity Payouts have been made for less than the period certain, then the Beneficiary may elect to (a) continue Annuity Payouts for the remainder of the minimum elected number of years or (b) receive the commuted value in one sum.

IMPORTANT INFORMATION:

- YOU CANNOT SURRENDER YOUR CONTRACT ONCE ANNUITY PAYOUTS BEGIN.

- For Qualified Contracts, if you elect an Annuity Payout Option with a Period Certain, the guaranteed number of years must be less than the life expectancy of the Annuitant at the time

14                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
  the Annuity Payouts begin. We compute life expectancy using the IRS mortality tables.

- AUTOMATIC ANNUITY PAYMENTS. -- If you do not elect an Annuity Payout Option, Annuity Payouts will automatically begin on the Annuity Commencement Date under the Life Annuity with Payments for a Period Certain Annuity Payout Option with a ten-year period certain.

3. HOW OFTEN DO YOU WANT THE PAYEE TO RECEIVE ANNUITY PAYOUTS?

In addition to selecting an Annuity Commencement Date and an Annuity Payout Option, you must also decide how often you want the Payee to receive Annuity Payouts. You may choose to receive Annuity Payouts:
- monthly,

- quarterly,

- semi-annually, or

- annually.

Once you select a frequency, it cannot be changed after the Annuity Commencement Date. If you do not make a selection, the Payee will receive monthly Annuity Payouts. The first payment must be at least equal to the minimum payment amount according to our rules then in effect. If at any time, payments become less than the minimum payment amount, we have the right to change the payment frequency to meet the minimum payment requirements. If any payment amount is less than the minimum annual payment amount, we may make an alternative arrangement with you.

4. HOW ARE ANNUITY PAYOUTS CALCULATED?

The Tables in the Contract provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the Annuity Payout Options. Under the Life Annuity, Life Annuity with Cash Refund and Life Annuity with Payments for a Period Certain, the amount of each Annuity Payout will depend upon the age and gender of the Annuitant at the time the first Annuity Payout is due. Under the Joint and Last Survivor Life Annuity and Joint and Last Survivor Life Annuity with Payments for a Period Certain, the amount of the first Annuity Payout will depend upon the gender of both Annuitants and their ages at the time the Annuity Payout is due.

Gender will not be used to determine the amount of the Annuity Payouts if the Contract is issued to qualify under certain sections of the Code. If gender is used to determine the amount of Annuity Payouts, the Annuity tables in the Contract will provide rates of payment for male Annuitants and female Annuitants.

The fixed payment Annuity tables for the Annuity Payout Options, except for Payments for a Period Certain Annuity Payout Option are based on the 1983a Individual Annuity Mortality Table projected to the year 2000 using Projection Scale G and an interest rate of 2.5%. The table for the Payments for a Period Certain Annuity Payout Option is based on an interest rate of 2.5% per annum.

The Annuity tables for the Annuity Payout Options, except for Payments for a Period Certain Annuity Payout Option are age dependent. For Annuity payments beginning after 2000, the amount of the first payment will be based on an age a specified number of years younger than the Annuitant's then attained age. The age setback is as follows:

DATE OF FIRST PAYMENT    AGE SETBACK
------------------------------------
 Prior to 2005             1 year
------------------------------------
 2005 - 2014               2 years
------------------------------------
 2015 - 2019               3 years
------------------------------------
 2020 - 2029               4 years
------------------------------------
 2030 - 2039               5 years
------------------------------------
 2040 or later             6 years
------------------------------------

MISCELLANEOUS PROVISIONS

INVESTMENTS BY HARTFORD

Assets of Hartford must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

Contract reserves will be accounted for in a non-unitized separate account. Contract Owners have no priority claims on assets accounted for in this separate account. All assets of Hartford, including those accounted for in this separate account, are available to meet the guarantees under the Contracts and are available to meet the general obligations of Hartford.

Nonetheless, in establishing Guarantee Rates and Current Rates, Hartford intends to take into account the yields available on the instruments in which it intends to invest the proceeds from the Contracts. (See "Guarantee Rates"). Hartford's investment strategy with respect to the proceeds attributable to the Contracts will generally be to invest in investment-grade debt instruments having durations tending to match the applicable Guarantee Periods.

Investment-grade debt instruments in which Hartford intends to invest the proceeds from the Contracts include:

Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------

Other debt instruments, including, but not limited to, issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's Investors Services, Inc. or Standard & Poor's Corporation are deemed by Hartford's management to have an investment quality comparable to securities which may be purchased as stated above.

While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Contracts, we are not obligated to invest the proceeds attributable to the Contract according to any particular strategy, except as may be required by Connecticut and other state insurance laws.

AMENDMENT OF CONTRACTS

We may modify the Contract, but no modification will effect the amount or term of any Contract unless a modification is required to conform the Contract to applicable Federal or State law. No modification will effect the method by which Contract Values are determined. We will notify you in writing of any modifications.

ASSIGNMENT OF CONTRACTS

Ownership of this Contract is generally assignable. However, if the Contract is issued to a tax qualified retirement plan, it is possible that the ownership of the Contract may not be transferred or assigned. An assignment of a Non-Qualified Contract may subject the Contract Values or Surrender Value to income taxes and certain penalty taxes.

DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the Contracts. HSD is a wholly owned subsidiary of Hartford. The principal business address of HSD is the same as Hartford. HSD is registered with the Commission under the 1934 Act as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Contracts are sold by certain independent broker-dealers registered under the 1934 Act to persons who have established an account with the broker-dealer. In addition, the Contracts may be offered to members of certain other eligible groups or certain individuals. Hartford will pay a maximum commission of 5% for the sale of a Contract. From time to time, customers of certain broker-dealers may be offered special initial Guarantee Rates and negotiated commissions.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or Surrender insurance products.

The Contract may be sold directly to certain individuals under certain circumstances that do not involve payment of any sales compensation to a registered representative. In such case, Hartford will credit the Contract with an additional 2.0% of Premium Payment. This additional percentage of Premium Payment in no way affects present or future charges, rights, benefits or current values of other Contract Owners. The following class of individuals are eligible for this feature: (1) current or retired officers, directors, trustees and employees (and their families) of the ultimate parent and affiliates of Hartford; and (2) employees and registered representatives (and their families) of registered broker-dealers (or their financial institutions) that have a sales agreement with Hartford and its principal underwriter to sell the Contracts.

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

A. GENERAL

Since federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.

Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

B. TAXATION OF HARTFORD

Hartford is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). The assets underlying the Contracts will be owned by Hartford. The income earned on such assets will be Hartford's income.

C. TAXATION OF ANNUITIES -- GENERAL PROVISIONS AFFECTING PURCHASERS OTHER THAN QUALIFIED RETIREMENT PLANS

Section 72 of the Code governs the taxation of annuities in general.
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16                                               HARTFORD LIFE INSURANCE COMPANY
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1. NON-NATURAL PERSONS, CORPORATIONS, ETC.

Code Section 72 contains provisions for contract owners which are not natural persons. Non-natural persons include corporations, trusts, limited liability companies, partnerships and other types of legal entities. The tax rules for contracts owned by non-natural persons are different from the rules for contracts owned by individuals. For example, the annual net increase in the value of the contract is currently includible in the gross income of a non-natural person, unless the non-natural person holds the contract as an agent for a natural person. There are additional exceptions from current inclusion for:

- certain annuities held by structured settlement companies,

- certain annuities held by an employer with respect to a terminated qualified retirement plan and

- certain immediate annuities.

A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision. If the contract owner is a non-natural person, the primary annuitant is treated as the contract owner in applying mandatory distribution rules. These rules require that certain distributions be made upon the death of the contract owner. A change in the primary annuitant is also treated as the death of the contract owner.

2. OTHER CONTRACT OWNERS (NATURAL PERSONS).

In general, and with certain exceptions, interest or earnings credited under the Contract are not included in the Contract Owner's income for tax purposes until actually distributed from the Contract.

The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

 a. DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

  i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

 ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

 iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

 iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

 v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

 b. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.

Annuity payments made periodically after the Annuity Commencement Date are excluded from gross income to the extent that part of the amount of the payment bears the same ratio to the payment as the investment in the contract bears to the expected return under the Contract ("exclusion ratio").

  i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

 ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

 iii. Generally, nonperiodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after the Annuity Commencement Date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

 iv. For annuity payments made under a qualified plan, the portion of each annuity payment that represents nontaxable return of basis is generally equal to the total investment in the Contract as of the Annuity
     Commencement Date, divided by the number of anticipated payments, which is determined by reference to the age of the Annuitant under a table in
     Section 72(d) of the Code.
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HARTFORD LIFE INSURANCE COMPANY                                               17
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 c. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.

Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Hartford believes that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.

 d. 10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY PAYMENTS.

  i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

 ii. In general, the 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):

    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a recipient's becoming disabled.

    4. A distribution that is part of a scheduled series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's designated Beneficiary).

    5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

 e. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.

If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income., In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph 3.

 f. REQUIRED DISTRIBUTIONS

  i.Death of Contract Owner or Primary Annuitant

    Subject to the alternative election or spouse beneficiary provisions in ii. or iii. below:

    1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

    2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

    3.  If the Contract Owner is not an individual, then for purposes of 1. or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

 ii.Alternative Election to Satisfy Distribution Requirements

    If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. Distributions must begin within a year of the Contract Owner's death.

 iii.Spouse Beneficiary

     If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above. This spousal contract continuation shall apply only once for this contract.
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18                                               HARTFORD LIFE INSURANCE COMPANY
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D. ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

E. FEDERAL INCOME TAX WITHHOLDING

Any portion of a distribution that is current taxable income to the Contract Owner will be subject to federal income tax withholding and reporting under the Code. Generally, however, a Contract Owner may elect not to have income taxes withheld or to have income taxes withheld at a different rate by filing a completed election form with us. Election forms will be provided at the time distributions are requested.

F. GENERATION-SKIPPING TRANSFERS

Under certain circumstances, the Internal Revenue Code may impose a "generation skipping transfer tax" when all or part of an annuity is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Federal tax law may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

G. INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. Because of the complexity of the federal tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

The federal tax rules applicable to owners of Contracts under tax-qualified retirement plans vary according to the type of plan as well as the terms and conditions of the plan itself. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract. We are not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless we specifically consent to be bound.

Some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Tax penalties may apply to transactions with respect to tax-qualified retirement plans if applicable federal income tax rules and restrictions are not carefully observed.

We do not currently offer the Contracts in connection with all of the types of tax-qualified retirement plans discussed below and may not offer the Contracts for all types of tax-qualified retirement plans in the future.

1. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS

Eligible employers can establish certain tax-qualified pension and profit-sharing plans under section 401 of the Code. Rules under section 401(k) of the Code govern certain "cash or deferred arrangements" under such plans. Rules under section 408(k) govern "simplified employee pensions". Tax-qualified pension and profit-sharing plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and the time when distributions must commence. Employers intending to use the Contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice.

2. TAX SHELTERED ANNUITIES UNDER SECTION 403(B)

Public schools and certain types of charitable, educational and scientific organizations, as specified in section 501(c)(3) of the Code, can purchase tax-sheltered annuity contracts for their employees. Tax-deferred contributions can be made to tax-sheltered annuity contracts under section 403(b) of the Code, subject to certain limitations. Generally, such contributions may not exceed the lesser of $10,500 (indexed) or 20% of the employee's includable compensation for such employee's most recent full year of employment, subject to other adjustments. Special provisions under the Code may allow some employees to elect a different overall limitation.

Tax-sheltered annuity programs under section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:

- after the participating employee attains age 59 1/2;

- upon separation from service;

- upon death or disability; or

- in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).

Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.

3. DEFERRED COMPENSATION PLANS UNDER SECTION 457

A governmental employer or a tax-exempt employer other than a governmental unit can establish a Deferred Compensation Plan under section 457 of the Code. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision
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HARTFORD LIFE INSURANCE COMPANY                                               19
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of a State. Employees and independent contractors performing services for a governmental or tax-exempt employer can elect to have contributions made to a Deferred Compensation Plan of their employer in accordance with the employer's plan and section 457 of the Code.

Deferred Compensation Plans that meet the requirements of section 457(b) of the Code are called "eligible" Deferred Compensation Plans. Section 457(b) limits the amount of contributions that can be made to an eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is 33 1/3% of a participant's includable compensation or, for 2001, $8,500 (indexed), whichever is less. The plan may provide for additional catch-up contributions during the three taxable years ending before the year in which the participant attains normal retirement age.

All of the assets and income of an eligible Deferred Compensation Plan of a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a governmental employer if the Deferred Compensation Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from an eligible Deferred Compensation Plan are prohibited under section 457 of the Code unless made after the participating employee:

- attains age 70 1/2,

- separates from service,

- dies, or

- suffers an unforeseeable financial emergency as defined in the Code.

Under present federal tax law, amounts accumulated in a Deferred Compensation Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Deferred Compensation Plans under section 457 in limited cases.

4. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS") UNDER SECTION 408

TRADITIONAL IRAS -- Eligible individuals can establish individual retirement programs under section 408 of the Code through the purchase of an IRA. Section 408 imposes limits with respect to IRAs, including limits on the amount that may be contributed to an IRA, the amount of such contributions that may be deducted from taxable income, the persons who may be eligible to contribute to an IRA, and the time when distributions commence from an IRA. Distributions from certain tax-qualified retirement plans may be rolled-over to an IRA on a tax-deferred basis.

SIMPLE IRAS -- Eligible employees may establish SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer under section 408(p) of the Code. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a Traditional IRA only after two years have expired since the employee first commenced participation in the employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a Traditional IRA. Hartford is a non-designated financial institution for purposes of the SIMPLE IRA rules.

ROTH IRAS -- Eligible individuals may establish Roth IRAs under section 408A of the Code. Contributions to a Roth IRA are not deductible. Subject to special limitations, a Traditional IRA may be converted into a Roth IRA or a distribution from a Traditional IRA may be rolled over to a Roth IRA. However, a conversion or a rollover from a Traditional IRA to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free.

5. FEDERAL TAX PENALTIES AND WITHHOLDING

Distributions from tax-qualified retirement plans are generally taxed as ordinary income under section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.

 (a) PENALTY TAX ON EARLY DISTRIBUTIONS

Section 72(t) of the Code imposes an additional penalty tax equal to 10% of the taxable portion of a distribution from certain tax-qualified retirement plans. However, the 10% penalty tax does not apply to a distributions that is:

- Made on or after the date on which the employee reaches age 59 1/2;

- Made to a beneficiary (or to the estate of the employee) on or after the death of the employee;

- Attributable to the employee's becoming disabled (as defined in the Code);

- Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary;

- Except in the case of an IRA, made to an employee after separation from service after reaching age 55; or

- Not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year.

In addition, the 10% penalty tax does not apply to a distribution from an IRA that is:
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20                                               HARTFORD LIFE INSURANCE COMPANY
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- Made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;

- Not in excess of the amount of certain qualifying higher education expenses, as defined by section 72(t)(7) of the Code; or

- A qualified first-time homebuyer distribution meeting the requirements specified at section 72(t)(8) of the Code.

If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax is increased to 25% with respect to non-exempt early distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

 (b) MINIMUM DISTRIBUTION PENALTY TAX

If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% penalty tax on the amount that was not properly distributed.

An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of:

- the calendar year in which the individual attains age 70 1/2; or

- the calendar year in which the individual retires from service with the employer sponsoring the plan.

The Required Beginning Date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2.

The entire interest of the Participant must be distributed beginning no later than the Required Beginning Date over:

- the life of the Participant or the lives of the Participant and the Participant's designated beneficiary, or

- over a period not extending beyond the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant's designated beneficiary.

Each annual distribution must equal or exceed a minimum distribution amount which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.

If an individual dies before reaching his or her Required Beginning Date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

If an individual dies after reaching his or her Required Beginning Date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

On January 17, 2001, the Internal Revenue Service published a new set of proposed regulations in the Federal Register relating to minimum required distributions. The discussion above does not take these new proposed regulations into account. Please consult with your tax or legal adviser with any questions regarding the new proposed regulations.

 (c) WITHHOLDING

In general, regular wage withholding rules apply to distributions from IRAs and plans described in section 457 of the Code. Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and beneficiary) are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.

Mandatory federal income tax withholding at a flat rate of 20% will generally apply to other distributions from section 401 or 403(b) tax-qualified retirement plans unless such distributions are:

- the non-taxable portion of the distribution;

- required minimum distributions; or

- direct transfer distributions.

Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).

Certain states require withholding of state taxes when federal income tax is withheld.
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HARTFORD LIFE INSURANCE COMPANY                                               21
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THE COMPANY

BUSINESS OF HARTFORD LIFE
INSURANCE COMPANY

(Dollar amounts in millions, unless otherwise stated)

GENERAL

Hartford Life Insurance Company and its subsidiaries ("Hartford Life Insurance Company" or the "Company"), is a direct subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"). The Company, together with HLA, provides (i) investment products, including variable annuities, fixed market value adjusted (MVA) annuities, mutual funds, retirement plan services for the savings and retirement needs of over 1.5 million customers, (ii) individual life insurance for income protection and estate planning to approximately 500,000 customers, (iii) group benefits products such as group life and group disability insurance for the benefit of millions of individuals that is directly written by the Company and is substantially ceded to its parent, HLA, and (iv) corporate owned life insurance. According to the latest publicly available data, with respect to the United States, the Company, along with its parent, is the largest writer of individual variable annuities based on sales for the year ended December 31, 2000 and the third largest writer of group disability insurance based on premiums written for the nine months ended September 30, 2000. The Company's strong position in each of its core businesses provides an opportunity to increase the sale of Hartford Life Insurance Company's products and services as individuals increasingly save and plan for retirement, protect themselves and their families against disability or death and engage in estate planning. The Company, along with its parent, is the third largest consolidated life insurance group based on statutory assets as of December 31, 1999.

Hartford Life strives to maintain and enhance its position as a market leader within the financial services industry. The Company has pursued a strategy of developing and selling diverse and innovative products through multiple distribution channels, continuously developing and expanding those distribution channels, achieving cost efficiencies through economies of scale and improved technology, maintaining effective risk management and prudent underwriting techniques and capitalizing on its brand name and customer recognition of The Hartford Stag Logo, one of the most recognized symbols in the financial services industry. In the past year, the Company's total assets increased 3% to $138.8 billion at December 31, 2000. In addition, the Company generated $3.4 billion in revenues and $487 in net income in 2000.

ORGANIZATION

Hartford Life Insurance Company, a Connecticut corporation, was organized in 1902. The Company's indirect parent, Hartford Life, was formed in December 1996 as a direct subsidiary of Hartford Accident and Indemnity Company (HA&I) and is an indirect subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). Pursuant to an initial public offering (the "IPO") on May 22, 1997, Hartford Life sold to the public 26 million shares of Class A Common Stock and became a publicly traded company. The 26 million shares sold in the IPO represented approximately 18.6% of the equity ownership in Hartford Life. On June 27, 2000, The Hartford acquired all of the outstanding common shares of Hartford Life not already owned by The Hartford (The Hartford Acquisition). As a result of The Hartford Acquisition, Hartford Life again became a wholly-owned subsidiary of The Hartford. Additional information regarding the organization of the business may be found in Note 1 of Notes to Consolidated Financial Statements.

On January 25, 2001, The Hartford, through Hartford Life, agreed to acquire the U.S. individual life insurance and annuity businesses of Fortis, Inc. (operating as Fortis Financial Group and referred to as "Fortis") for $1.12 billion in cash. Hartford Life will effect the acquisition through several reinsurance agreements with subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisors, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis. The Fortis transaction, which is subject to insurance regulatory approval and other customary conditions, is expected to be completed in the second quarter of 2001. The acquisition will be accounted for as a purchase transaction. (For additional information, see the Capital Resources and Liquidity section of the MD&A under "Subsequent Event".)

DISTRIBUTION

Hartford Life Insurance Company utilizes a multiple channel distribution network which provides a distinct competitive advantage in selling products and services to a broad cross-section of customers throughout varying economic and market cycles. In particular, the Company has developed an extensive network of banks and broker-dealers, which is one of the largest in the industry, including over 1,500 national, regional and independent broker-dealers and approximately 500 banks. Consistent with this strategy, in 1998, the Company's parent, HLA, purchased all the outstanding shares of PLANCO Financial Services, Inc. and its affiliate, PLANCO, Incorporated (collectively, "PLANCO"), the nation's largest wholesaler of individual annuities and the Company's primary wholesale distributor of its Director-Registered Trademark-variable annuity, thus securing an important distribution channel. In connection with the previously mentioned acquisition of Fortis, Hartford Life Insurance Company, along with its parent, will broaden its reach in the emerging affluent market with the addition of a retail broker-dealer distribution channel consisting of approximately 3,000 registered representatives. In addition, the Company continues to expand its opportunity to sell through financial institutions. As of December 31, 2000, the Company, together with HLA, was selling products through 24 of the nation's 25 largest retail banks, including proprietary relationships with 10 of the top 20. The Company's broad distribution network has enabled the Company to introduce new products and services in an effective manner and allows the Company significant opportunity to access its customer base. Hartford Life Insurance Company sells variable annuities, fixed MVA annuities,

22                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
variable life insurance and retirement plan services through its broker-dealer and bank distribution systems.

PRODUCTS

It is Hartford Life's belief that, as Americans journey through life, they have specific needs related to building and preserving their financial resources. The Company's goal is to be the "official supplier" of that journey--the preferred source of financial solutions for both individuals and employers, as well as the financial professionals who serve them. To achieve this goal, Hartford Life Insurance Company has focused its efforts on offering products that provide mechanisms for retirement (e.g. annuities) and protecting and preserving income and wealth (e.g. individual life, group life and group disability). To ensure that it is able to meet the emerging opportunities that will arise for individuals pursuing their dreams in the new millennium, the Company expects to continue to expend significant resources and development efforts in creating innovative new products and services.

CUSTOMER SERVICE, TECHNOLOGY AND ECONOMIES OF SCALE

Hartford Life Insurance Company maintains advantageous economies of scale and operating efficiencies due to its continued growth, attention to expense and claims management and commitment to customer service and technology. These advantages allow the Company to competitively price its products for its distribution network and policyholders. The Company continues to achieve operating efficiencies in its Investment Products business. Operating expenses associated with the Company's individual annuity products as a percentage of total individual annuity account values reduced by more than half, declining from 43 basis points in 1992 to 21 basis points in 1999 and 2000. In addition, the Company utilizes computer technology to enhance communications within the Company and throughout its distribution network in order to improve the Company's efficiency in marketing, selling and servicing its products and, as a result, provides high-quality customer service. In recognition of excellence in customer service for variable annuities, Hartford Life Insurance Company, along with its parent, was awarded the 2000 Annuity Service Award by DALBAR Inc., a recognized independent financial services research organization, for the fifth consecutive year. Hartford Life Insurance Company, along with its parent, is the only company to receive this prestigious award in every year of the award's existence.

RISK MANAGEMENT

Hartford Life Insurance Company's product designs, prudent underwriting standards and risk management techniques protect it against disintermediation risk and greater than expected mortality and morbidity experience. As of December 31, 2000, the Company had limited exposure to disintermediation risk on approximately 98% of its domestic life insurance and annuity liabilities through the use of non-guaranteed separate accounts, MVA features, policy loans, surrender charges and non-surrenderability provisions. The Company effectively utilizes prudent underwriting to select and price insurance risks and regularly monitors mortality and morbidity assumptions to determine if experience remains consistent with these assumptions and to ensure that its product pricing remains appropriate. The Company also enforces disciplined claims management to protect itself against greater than expected morbidity experience.

BRAND NAME AND FINANCIAL STRENGTH

The Hartford Stag Logo is one of the most recognized symbols in the insurance and financial services industry. This brand recognition, coupled with a strong balance sheet and sound ratings, has enabled the Company to establish the reputation and financial strength necessary to maintain distribution relationships, make strategic acquisitions and enhance important alliances and generate new customer sales. Pursuant to a Master Intercompany Agreement with The Hartford, Hartford Life has been granted a perpetual non-exclusive license to use the Stag Logo in connection with the sale of Hartford Life Insurance Company's products and services. However, in the event that The Hartford reduces its beneficial ownership below 50% of the combined voting power of Hartford Life's then outstanding securities, the license may be revoked upon the later of the fifth anniversary of the date of consummation of Hartford Life's IPO of its Class A Common Stock or one year after receipt by the Company of written notice of The Hartford's intention to revoke the license.

REPORTING SEGMENTS

Hartford Life Insurance Company has the following reportable operating segments:
Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). The Company includes in "Other" corporate items not directly allocable to any of its reportable segments, as well as certain group benefits, including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA. The following is a description of each segment, including a discussion of principal products, methods of distribution and competitive environments. Additional information on Hartford Life Insurance Company's segments may be found in the MD&A and Note 13 of Notes to Consolidated Financial Statements.

INVESTMENT PRODUCTS

The Investment Products segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired through the sale of individual fixed and variable annuities, retirement plan services and other investment products. From December 31, 1995 to December 31, 2000, this segment's account values grew to $104.6 billion from $43.9 billion, a five-year compounded annual growth rate of 19%. Investment Products generated revenues of $2.1 billion, $1.9 billion and $1.8 billion in 2000, 1999 and 1998, respectively, of which individual annuities accounted for $1.4 billion, $1.3 billion and $1.1 billion of total Investment Products revenues in 2000, 1999 and 1998, respectively. Net income in the Investment Products segment was $354 in 2000, an 18% increase over 1999.

Hartford Life Insurance Company sells both variable and fixed individual annuity products through a wide distribution network of national and regional broker-dealer organizations, banks and other financial institutions and independent financial advisors.

HARTFORD LIFE INSURANCE COMPANY                                               23
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Hartford Life Insurance Company is a market leader in the annuity industry with sales of $10.7 billion, $10.9 and $10.0 billion in 2000, 1999 and 1998, respectively. According to Variable Annuity and Research Data Service (VARDS), the Company was the number one writer of individual variable annuities in the United States for 2000, 1999 and 1998 with sales of $9.0 billion, $10.3 billion and $9.9 billion, respectively. In addition, the Company was the number one seller of individual variable annuities through banks in 2000, 1999 and 1998, according to Kenneth Kehrer Associates (a leading consultant to banks).

The Company's total account value related to individual annuity products was $87.2 billion as of December 31, 2000. Of this total account value, $78.2 billion, or 90%, related to individual variable annuity products and $9.0 billion, or 10%, related primarily to fixed MVA annuity products.

The Company is among the top providers of retirement products and services, including asset management and plan administration, to municipalities pursuant to Section 457 and plans to corporations under Section 401(k) of the Internal Revenue Code of 1986, as amended (referred to as "Section 457" and "Section 401(k)", respectively). The Company also provides structured settlement contracts, terminal funding products and other investment products such as guaranteed investment contracts (GICs).

As previously mentioned, in January 2001, The Hartford, through Hartford Life, agreed to acquire the U.S. annuity businesses of Fortis. This acquisition is expected to solidify the Company's number one position in variable annuities. (For additional information, see the Capital Resources and Liquidity section of the MD&A under "Subsequent Event".)

PRINCIPAL PRODUCTS

INDIVIDUAL VARIABLE ANNUITIES -- Hartford Life Insurance Company earns fees, based on the policyholders' account values, for managing variable annuity assets and maintaining policyholder accounts. The Company uses specified portions of the periodic deposits paid by a customer to purchase units in one or more mutual funds as directed by the customer who then assumes the investment performance risks and rewards. As a result, variable annuities permit policyholders to choose aggressive or conservative investment strategies, as they deem appropriate, without affecting the composition and quality of assets in the Company's general account. These products offer the policyholder a variety of equity and fixed income options, as well as the ability to earn a guaranteed rate of interest in the general account of the Company. The Company offers an enhanced guaranteed rate of interest for a specified period of time (no longer than twelve months) if the policyholder elects to dollar-cost average funds from the Company's general account into one or more non-guaranteed separate accounts. Due to this enhanced rate and the volatility experienced in the overall equity markets, this option continues to be popular with policyholders. Policyholders may make deposits of varying amounts at regular or irregular intervals and the value of these assets fluctuates in accordance with the investment performance of the funds selected by the policyholder. To encourage persistency, many of the Company's individual variable annuities are subject to withdrawal restrictions and surrender charges ranging initially from 6% to 8% of the contract's initial deposit less withdrawals which reduce to zero on a sliding scale, usually within seven policy years. Volatility experienced by the equity markets in 2000, 1999 and 1998 did not cause a significant increase in variable annuity surrenders, demonstrating that policyholders are generally aware of the long-term nature of these products. Individual variable annuity account values of $78.2 billion as of December 31, 2000, has grown significantly from $13.1 billion as of December 31, 1994 due to strong net cash flow, the result of a high level of sales, low levels of surrenders and equity market appreciation. Approximately 96% and 95% of the individual variable annuity account values were held in non-guaranteed separate accounts as of December 31, 2000 and 1999, respectively.

The assets underlying the Company's variable annuities are managed both internally and by outside money managers, while the Company provides all policy administration services. The Company utilizes a select group of money managers, such as Wellington Management Company, LLP (Wellington), Putnam Financial Services, Inc. (Putnam), American Funds, MFS Investment Management (MFS), Franklin Templeton Group and Morgan Stanley Dean Witter InterCapital, Inc. All have an interest in the continued growth in sales of the Company's products and greatly enhance the marketability of the Company's annuities and the strength of its product offerings. Two of the industry's top twenty leading variable annuities, (based on sales for the year ended 2000) The Director-Registered Trademark- and Putnam Hartford Capital Manager Variable Annuity, are sponsored by Hartford Life and are managed in part by Wellington and Putnam, respectively. The Hartford Leaders, a multi-manager variable annuity introduced in July 1999, combines the product manufacturing, wholesaling and service capabilities of Hartford Life with the investment management expertise of three of the nation's most successful investment management organizations, American Funds, Franklin Templeton Group and MFS. The Hartford Leaders has proved to be a strong product from inception and is poised to join The Director-Registered Trademark- and Putnam Hartford Capital Manager Variable Annuity as an industry leader.

FIXED MVA ANNUITIES -- Fixed MVA annuities are fixed rate annuity contracts which guarantee a specific sum of money to be paid in the future, either as a lump sum or as monthly income. In the event that a policyholder surrenders a policy prior to the end of the guarantee period, the MVA feature increases or decreases the cash surrender value of the annuity in respect of any interest rate decreases or increases, respectively, thereby protecting the Company from losses due to higher interest rates at the time of surrender. The amount of payment will not fluctuate due to adverse changes in the Company's investment return, mortality experience or expenses. The Company's primary fixed MVA annuities have terms varying from one to ten years with an average term of approximately seven years. Sales of the Company's fixed MVA annuities increased during 2000 as a result of the higher interest rate environment making 2000 the best sales year for this product since 1995. Account values of fixed MVA

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
annuities were $9.0 billion and $8.4 billion as of December 31, 2000 and 1999, respectively.

CORPORATE -- The Company sells retirement plan products and services to corporations under Section 401(k) plans targeting the small and medium case markets since the Company believes these markets are underpenetrated in comparison to the large case market. As of December 31, 2000, the Company administered over 1,400 Section 401(k) plans.

GOVERNMENTAL -- The Company sells retirement plan products and services to municipalities under Section 457 plans. The Company offers a number of different funds, both fixed income and equity, to the employees in Section 457 plans. Generally, the Company manages the fixed income funds and certain other outside money managers act as advisors to the equity funds offered in Section 457 plans administered by the Company. As of December 31, 2000, the Company administered over 2,000 Section 457 plans.

INSTITUTIONAL LIABILITIES -- The Company also sells structured settlement contracts which provide for periodic payments to an injured person or survivor for a generally determinable number of years, typically in settlement of a claim under a liability policy in lieu of a lump sum settlement. The Company's structured settlements are sold through The Hartford's property-casualty insurance operations as well as specialty brokers. The Company also markets other annuity contracts for special purposes such as the funding of terminated defined benefit pension plans. In addition, the Company offers GICs and short-term funding agreements.

MARKETING AND DISTRIBUTION

The Investment Products distribution network is based on management's strategy of utilizing multiple and competing distribution channels to achieve the broadest distribution to reach target customers. The success of the Company's marketing and distribution system depends on its product offerings, fund performance, successful utilization of wholesaling organizations, quality of customer service, and relationships with national and regional broker-dealer firms, banks and other financial institutions, and independent financial advisors (through which the sale of the Company's individual annuities to customers is consummated).

Hartford Life maintains a distribution network of approximately 1,500 broker-dealers and approximately 500 banks. As of December 31, 2000, the Company was selling products through 24 of the 25 largest retail banks in the United States, including proprietary relationships with 10 of the top 20. The Company periodically negotiates provisions and terms of its relationships with unaffiliated parties, and there can be no assurance that such terms will remain acceptable to the Company or such third parties. In August 1998, Hartford Life completed the purchase of all outstanding shares of PLANCO, a primary wholesaler of the Company's individual annuities. PLANCO is the nation's largest wholesaler of individual annuities and has played a significant role in Hartford Life Insurance Company's growth over the past decade. As a wholesaler, PLANCO distributes Hartford Life Insurance Company's fixed and variable annuities and single premium variable life insurance by providing sales support to registered representatives, financial planners and broker-dealers at brokerage firms and banks across the United States. This acquisition secured an important distribution channel for the Company and gives the Company a wholesale distribution platform which it can expand in terms of both the number of individuals wholesaling its products and the portfolio of products which they wholesale. In addition, the Company uses internal personnel with extensive experience in the Section 457 market, as well as access to the Section 401(k) market, to sell its products and services in the retirement plan market.

COMPETITION

The Investment Products segment competes with numerous other insurance companies as well as certain banks, securities brokerage firms, investment advisors and other financial intermediaries marketing annuities, and other retirement-oriented products. As a result of court decisions and regulatory actions, national banks may become more significant competitors in the future for insurers which sell annuities. The 1999 Gramm-Leach-Bliley Act (the Financial Services Modernization Act), which allows affiliations among banks, insurance companies and securities firms, did not precipitate any significant changes in ownership in 2000. (For additional information, see the Regulatory Matters and Contingencies section of the MD&A.) Product sales are affected by competitive factors such as investment performance ratings, product design, visibility in the marketplace, financial strength ratings, distribution capabilities, levels of charges and credited rates, reputation and customer service.

INDIVIDUAL LIFE

The Individual Life segment sells a variety of products including variable life, universal life, interest sensitive whole life and term life insurance primarily to the high end estate and business planning markets. Together with its parent, Hartford Life Insurance Company's life insurance in force increased 13% to $75.1 billion as of December 31, 2000 from $66.7 billion as of December 31, 1999, while account values grew 8% to $5.8 billion as of December 31, 2000 from $5.4 billion as of December 31, 1999. The Individual Life segment generated revenues of $545, $574 and $543 in 2000, 1999 and 1998, respectively. Net income in the Individual Life segment was $70 in 2000, a 3% increase over 1999.

As previously mentioned, in January 2001, The Hartford, through Hartford Life, agreed to acquire the U.S. individual life insurance business of Fortis. This acquisition will add significant scale to the Company's individual life business, and according to data provided by Tillinghast-Towers Perrin, Hartford Life will move to third largest from fifth largest writer of variable life insurance in the United States based upon new premium sales. It will also broaden the Company's reach in the emerging affluent market with the addition of a retail broker-dealer consisting of approximately 3,000 registered representatives. (For additional information, see the Capital Resources and Liquidity section of the MD&A under "Subsequent Event".)

HARTFORD LIFE INSURANCE COMPANY                                               25
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PRINCIPAL PRODUCTS

The trend in the individual life industry has been a shift away from traditional products and fixed universal life insurance towards variable life (including variable universal life) insurance products, in which Hartford Life has been on the leading edge. In 2000, of the Company's new sales of individual life insurance, 89% was variable life and 10% was either universal life or interest sensitive whole life. The Company also sold a small amount of term life insurance.

VARIABLE LIFE -- Variable life insurance provides a return linked to an underlying investment portfolio and the Company allows policyholders to determine their desired asset mix among a variety of underlying mutual funds. As the return on the investment portfolio increases or decreases, as the case may be, the death benefit or surrender value of the variable life policy may increase or decrease. The Company's single premium variable life product provides a death benefit to the policy beneficiary based on a single premium deposit. The Company's second-to-die products are distinguished from other products in that two lives are insured rather than one, and the policy proceeds are paid upon the death of both insureds. Second-to-die policies are frequently used in estate planning, often to fund estate taxes for a married couple. Together with its parent, Hartford Life Insurance Company's variable life account values were $2.9 billion and $2.6 billion as of December 31, 2000 and 1999, respectively.

UNIVERSAL LIFE AND INTEREST SENSITIVE WHOLE LIFE -- Universal life and interest sensitive whole life insurance coverages provide life insurance with adjustable rates of return based on current interest rates. The Company offers both flexible and fixed premium policies and provides policyholders with flexibility in the available coverage, the timing and amount of premium payments and the amount of the death benefit, provided there are sufficient policy funds to cover all policy charges for the coming period. The Company also sells universal life insurance policies with a second-to-die feature similar to that of the variable life insurance product offered. Together with its parent, Hartford Life Insurance Company's universal life and interest sensitive whole life account values were $2.1 billion and $2.0 billion as of December 31, 2000 and 1999, respectively.

MARKETING AND DISTRIBUTION

Consistent with the Company's strategy to access multiple distribution outlets, the Individual Life distribution organization has been developed to penetrate a multitude of retail sales channels. These include independent life insurance sales professionals; agents of other companies; national, regional and independent broker-dealers; banks and property and casualty insurance organizations. The primary organization used to wholesale Hartford Life Insurance Company's products to these outlets is a group of highly qualified life insurance professionals with specialized training in sophisticated life insurance sales, particularly as it pertains to estate and business planning. These individuals are generally employees of Hartford Life, who are managed through a regional sales office system. The Company has grown this organization rapidly the past few years to over 210 individuals and expects to continue to increase the number of wholesalers in the future.

COMPETITION

The Individual Life segment competes with approximately 1,500 life insurance companies in the United States, as well as other financial intermediaries marketing insurance products. Competitive factors related to this segment are primarily the breadth and quality of life insurance products offered, pricing, relationships with third-party distributors and the quality of underwriting and customer service.

CORPORATE OWNED LIFE INSURANCE (COLI)

Hartford Life is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company or a trust sponsored by the company named as the beneficiary under the policy. Until the Health Insurance Portability Act of 1996 (HIPA Act of 1996), the Company sold two principal types of COLI, leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. The HIPA Act of 1996 phased out the deductibility of interest on policy loans under leveraged COLI at the end of 1998, virtually eliminating all future sales of leveraged COLI. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other postemployment benefit liabilities. Variable COLI account values were $15.9 billion and $12.4 billion as of December 31, 2000 and 1999, respectively.

Leveraged COLI account values decreased to $5.0 billion as of December 31, 2000 from $5.7 billion as of December 31, 1999, primarily due to the HIPA Act of 1996. Although COLI revenues decreased in 2000 to $765 from $830 in 1999, COLI net income increased 25%, to $35 in 2000.

OTHER MATTERS

RESERVES

In accordance with applicable insurance regulations under which Hartford Life Insurance Company operates, the Company establishes and carries as liabilities actuarially determined reserves which are calculated to meet Hartford Life Insurance Company's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect Hartford Life Insurance Company's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet Hartford Life Insurance Company's policy obligations at their maturities or in the event of an insured's death. Reserves also include unearned premiums, premium deposits, claims incurred but not reported and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves. Additional information may be found in the Reserves section of the MD&A.

26                                               HARTFORD LIFE INSURANCE COMPANY
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REGULATION AND PREMIUM RATES

Insurance companies are subject to comprehensive and detailed regulation and supervision throughout the United States. The extent of such regulation varies, but generally has its source in statutes which delegate regulatory, supervisory and administrative powers to state insurance departments. Such powers relate to, among other things, the standards of solvency that must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; premium rates; claim handling and trade practices; restrictions on the size of risks which may be insured under a single policy; deposits of securities for the benefit of policyholders; approval of policy forms; periodic examinations of the affairs of companies; annual and other reports required to be filed on the financial condition of companies or for other purposes; fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values; and the adequacy of reserves and other necessary provisions for unearned premiums, unpaid claims and claim adjustment expenses and other liabilities, both reported and unreported.

REINSURANCE

In accordance with normal industry practice, Hartford Life Insurance Company is involved in both the cession and assumption of insurance with other insurance and reinsurance companies. As of December 31, 2000, the maximum amount of life insurance retained on any one life by any one of the Company's operations was approximately $2.5.

INVESTMENT OPERATIONS

The Company's investment operations are managed by its investment strategy group which reports directly to senior management of the Company. Hartford Life Insurance Company's investments have been separated into specific portfolios which support specific classes of product liabilities. The investment strategy group works closely with the product lines to develop investment guidelines, including duration targets, asset allocation and convexity constraints, asset/liability mismatch tolerances and return objectives, to ensure that the product line's individual risk and return objectives are met. The Company's primary investment objective for its general account and guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters, including the management of the interest rate sensitivity of invested assets to that of policyholder obligations. For further discussion of Hartford Life Insurance Company's approach to managing risks, see the Investments and Capital Markets Risk Management sections of the MD&A, as well as
Note 3 of Notes to Consolidated Financial Statements.

EMPLOYEES

Hartford Life Insurance Company's parent (Hartford Life) had approximately 5,600 employees at February 28, 2001.

PROPERTIES

The principal executive offices of Hartford Life Insurance Company, together with its parent, are located in Simsbury, Connecticut. The home office complex consists of approximately 655 thousand square feet, and is leased from a third party by Hartford Fire Insurance Company (Hartford Fire), an indirect subsidiary of The Hartford. This lease expires in the year 2009. Expenses associated with these offices are allocated on a direct basis to Hartford Life Insurance Company by Hartford Fire. The Company believes its properties and facilities are suitable and adequate for current operations.

LEGAL PROCEEDINGS

Hartford Life is involved or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

MARKET FOR HARTFORD LIFE INSURANCE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

All of the Company's outstanding shares are owned by Hartford Life and Accident Insurance Company, which is ultimately a subsidiary of The Hartford. As of March 28, 2001, the Company had issued and outstanding 1,000 shares of common stock at a par value of $5,690 per share.

HARTFORD LIFE INSURANCE COMPANY                                               27
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B. SELECTED FINANCIAL DATA

The following selected financial data for Hartford, its subsidiaries and affiliated companies should be read in conjunction with the consolidated financial statements and notes thereto included in this Prospectus.

STATEMENT OF INCOME

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                     2000     1999     1998     1997     1996
-----------------------------------------------------------------------------------------------
REVENUES
Premiums and other considerations                   $2,206   $2,045   $2,218   $1,637   $1,705
Net investment income                                1,326    1,359    1,759    1,368    1,397
Net realized (losses) gains                            (85)      (4)      (2)       4     (213)
Total Revenues                                       3,447    3,400    3,975    3,009    2,889

BENEFITS, CLAIMS AND EXPENSES
Benefits, claims and claim adjustment expenses       1,495    1,574    1,911    1,379    1,535
Amortization of deferred policy acquisition costs      604      539      431      335      234
Dividends to policyholders                              67      104      329      240      635
Other insurance expenses                               600      631      766      586      427
Total Benefits, Claims and Expenses                  2,766    2,848    3,437    2,540    2,831
Income before income tax expense                       681      552      538      469       58
Income tax expense                                     194      191      188      167       20
                                                    ------   ------   ------   ------   ------
NET INCOME                                          $  487   $  361   $  350      302   $   38
-----------------------------------------------------------------------------------------------

C. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts in millions, unless otherwise stated)

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") addresses the financial condition of Hartford Life Insurance Company, and its subsidiaries ("Hartford Life Insurance Company" or the "Company") as of December 31, 2000, compared with December 31, 1999, and its results of operations for the years ended December 31, 2000 and 1999. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page F-1.

Certain of the statements contained herein or in Part I of the Company's Form 10-K, other than statements of historical fact, are forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond Hartford Life Insurance Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect on the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on Hartford Life Insurance Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including the possibility of general economic and business conditions that are less favorable than anticipated, legislative developments, changes in interest rates or the stock markets, stronger than anticipated competitive activity and those factors described in such forward-looking statements.

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

CONSOLIDATED RESULTS OF OPERATIONS

Hartford Life Insurance Company is a leading financial services and insurance company providing investment and retirement products such as variable and fixed annuities and retirement plan services; individual and corporate owned life insurance; and group benefit products such as group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, Hartford Life and Accident Insurance Company (HLA).

Hartford Life Insurance Company derives its revenues principally from: (a) fee income, including asset management fees on separate accounts and mortality and expense fees, as well as cost of insurance charges; (b) fully insured premiums;
(c) certain other fees; and (d) net investment income on general account assets. Asset management fees and mortality and expense fees are primarily generated from separate account assets, which are deposited with the Company through the sale of variable annuity and variable life products. Cost of insurance charges are assessed on the net amount at risk for investment oriented life insurance products. Premium revenues are derived primarily from the sale of group life and group disability insurance products.

Hartford Life Insurance Company's expenses essentially consist of interest credited to policyholders on general account liabilities, insurance benefits provided, dividends to policyholders, costs of selling and servicing the various products offered by the Company, and other general business expenses.

28                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Hartford Life Insurance Company's profitability depends largely on the amount of assets, the level of fully insured premiums, the adequacy of product pricing and underwriting discipline, and its ability to earn target spreads between earned investment rates on general account assets and credited rates to customers.

OPERATING SUMMARY

                                       2000       1999
------------------------------------------------------------
 Total revenues                       $3,447     $3,400
------------------------------------------------------------
 Total expenses                        2,960      3,039
------------------------------------------------------------
 Net income                           $  487     $  361
------------------------------------------------------------

Hartford Life Insurance Company has the following reportable segments:
Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). The Company reports in "Other" corporate items not directly allocable to any of its segments, as well as certain group benefits, including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA. For information regarding the Company's segments, see Note 13 of Notes to Consolidated Financial Statements.

On January 25, 2001, The Hartford Financial Services Group, Inc. ("The Hartford"), through Hartford Life, Inc. and its subsidiaries ("Hartford Life"), agreed to acquire the U.S. individual life insurance, annuity and mutual fund businesses of Fortis, Inc. (operating as Fortis Financial Group and referred to as "Fortis"). This transaction is expected to be completed in the second quarter of 2001. (For additional information, see the Capital Resources and Liquidity section under "Subsequent Event".)

Revenues increased slightly, primarily related to the growth in the Investment Products segment, due to higher fee income in the individual annuity operation as related average account values in 2000 were higher than 1999. Partially offsetting the growth in revenues was a decrease in COLI revenues primarily related to the declining block of leveraged COLI business.

Expenses decreased $79, or 3%, as increases in the Investment Products segment were more than offset by declines in the Company's other operating segments, particularly the COLI segment where expenses decreased consistent with revenues. Net income increased $126, or 35%, led by the Investment Products segment where net income increased $54, or 18%. Hartford Life Insurance Company also recorded a benefit related to the settlement of certain federal tax matters of $24 in 2000 (see Note 12 (c) of Notes to Consolidated Financial Statements). This benefit, along with an $8 benefit related to state income taxes, resulted in $32 of tax benefits for the year ended December 31, 2000. Additionally, net realized capital losses, after-tax, increased $55 due to portfolio rebalancing. Excluding the tax items and net realized capital losses, earnings increased $149, or 41%.

OUTLOOK -- Management believes that it has developed and implemented strategies to maintain and enhance its position as a market leader within the financial services industry and to continue the Company's growth in assets. Hartford Life Insurance Company is well positioned to assist individuals in meeting their financial goals as they increasingly save and plan for retirement, protect themselves and their families against disability or death and prepare their estates for an efficient transfer of wealth between generations. Hartford Life Insurance Company's strong market position in its primary businesses, which align with these growing markets, will provide opportunities to increase sales of the Company's products and services.

Certain proposed legislative initiatives which could impact Hartford Life Insurance Company are discussed in the Regulatory Matters and Contingencies section.

SEGMENT RESULTS

Below is a summary of net income (loss) by segment.

                                         2000       1999
--------------------------------------------------------------
 Investment Products                     $354       $300
--------------------------------------------------------------
 Individual Life                           70         68
--------------------------------------------------------------
 Corporate Owned Life Insurance            35         28
--------------------------------------------------------------
 Other                                     28        (35)
--------------------------------------------------------------
 NET INCOME                              $487       $361
--------------------------------------------------------------

A description of each segment as well as an analysis of the operating results summarized above is included on the following pages.

INVESTMENT PRODUCTS

OPERATING SUMMARY

                                       2000       1999
------------------------------------------------------------
 Total revenues                       $2,068     $1,884
------------------------------------------------------------
 Total expenses                        1,714      1,584
------------------------------------------------------------
 NET INCOME                           $  354     $  300
------------------------------------------------------------

The Investment Products segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired through the sale of individual variable and fixed annuities, retirement plan services and other investment products. The Company was ranked the number one writer of individual variable annuities in the United States for 2000 according to Variable Annuity and Research Data Service (VARDS) and the number one seller of individual variable annuities through banks, according to Kenneth Kehrer Associates (a leading consultant to banks).

Revenues increased $184, or 10%, primarily due to higher fee income in the individual annuity operations. Fee income generated by individual annuities increased $175, or 16%, while related average account values grew $8.2 billion, or 10%, to $88.1 billion. The growth in average account values was due, in part, to strong sales of $10.7 billion in 2000, and the significant equity market performance in 1999, partially offset by surrenders. Although average individual annuity account values in 2000 were higher than 1999, account values at December 31, 2000 declined $1.7 billion, or 2%, as compared to December 31, 1999, as strong sales were not sufficient to offset surrenders and the impact of the retreating equity markets.

HARTFORD LIFE INSURANCE COMPANY                                               29
--------------------------------------------------------------------------------

Due to the continued growth in this segment, expenses increased $130, or 8%. This increase was driven by amortization of deferred policy acquisition costs and operating costs, which grew $66, or 16%, and $39, or 14%, respectively, primarily related to growth in the individual annuity operation.

Net income increased $54, or 18%, primarily due to the growth in revenues discussed above. Additionally, the Investment Products segment continued to maintain its profit margins related to its primary businesses, thus contributing to the segment's earnings growth. In particular, its individual annuity operation's operating expenses as a percentage of average individual annuity account values remained consistent with the prior year at 21 basis points.

OUTLOOK -- The market for retirement products continues to expand as individuals increasingly save and plan for retirement. Demographic trends suggest that as the "baby boom" generation matures, a significant portion of the United States population will allocate a greater percentage of their disposable incomes to saving for their retirement years due to uncertainty surrounding the Social Security system and increases in average life expectancy. As this market grows, particularly for variable annuities, new companies are continually entering the market, aggressively seeking distribution channels and pursuing market share. This trend is not expected to subside, particularly in light of the Gramm-Leach-Bliley Act of 1999 (the Financial Services Modernization Act), which permits affiliations among banks, insurance companies and securities firms.

Management believes that it has developed and implemented strategies to maintain and enhance its position as a market leader in the financial services industry.

INDIVIDUAL LIFE

OPERATING SUMMARY

                                          2000       1999
---------------------------------------------------------------
 Total revenues                           $545       $574
---------------------------------------------------------------
 Total expenses                            475        506
---------------------------------------------------------------
 NET INCOME                               $ 70       $ 68
---------------------------------------------------------------

The Individual Life segment sells a variety of life insurance products, including variable life, universal life, interest sensitive whole life and term life insurance primarily to the high end estate and business planning markets.

Revenues decreased $29, or 5%, and expenses decreased $31, or 6%, primarily due to HLA's December 1, 1999 recapture of an in force block of individual life insurance previously ceded to the Company. (For a discussion of the recapture, see Note 9 of the Consolidated Financial Statements.)

Excluding the recapture described above, revenues increased $58, or 12%. This increase in revenues is attributed to higher fee income associated with the growing block of variable life insurance. Fee income increased $58, or 17%, as variable life account values increased $352, or 14%, and variable life insurance in force increased $9.6 billion, or 40%.

Excluding the recapture described above, expenses increased $53, or 13%. The increase in expenses were primarily due to a $22, or 11%, increase in benefits, claims and claim adjustment expenses and a $13, or 11%, increase in amortization of deferred policy acquisition costs mostly associated with the growth in this segment's variable business. Additionally, insurance costs and other increased $15, or 19%, directly associated with the growth in this segment as previously described. Excluding the recapture described above, net income increased $5, or 8%, primarily due to higher fee income as mortality experience (death claims as a percentage of net amount at risk) was consistent with prior year.

OUTLOOK -- Management believes that the Company's strong market position will provide opportunities for growth in this segment as individuals increasingly focus on estate planning. The Hartford's agreement, through Hartford Life, to acquire the U.S. individual life insurance business of Fortis is expected to increase the Company's scale in the life insurance business while broadening its distribution capabilities through the addition of a retail broker-dealer. It is expected that the consummation of this transaction will enhance the Company's goal of broadening its reach in the emerging affluent market.

CORPORATE OWNED LIFE INSURANCE (COLI)

OPERATING SUMMARY

                                         2000       1999
--------------------------------------------------------------
 Total revenue                           $765      $  830
--------------------------------------------------------------
 Total expenses                           730         802
--------------------------------------------------------------
 NET INCOME                              $ 35      $   28
--------------------------------------------------------------

Hartford Life is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company or a trust sponsored by the company named as beneficiary under the policy. Until the Health Insurance Portability and Accountability Act of 1996 (HIPA Act of
1996), the Company sold two principal types of COLI business, leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. The HIPA Act of 1996 phased out the deductibility of interest on policy loans under leveraged COLI through the end of 1998, virtually eliminating all future sales of this product. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other postemployment benefit liabilities.

Revenues in the COLI segment decreased $65, or 8%, due to a decline in net investment income of $65, or 15%. This decline was principally due to the leveraged COLI block of business, as related account values decreased $751, or 13%, as a result of the continued downsizing caused by the HIPA Act of 1996.

Expenses decreased $72, or 9%, primarily due to the factor described above. Net income increased $7, or 25%, principally due to the variable COLI business where related account values increased $3.6 billion, or 29%, as well as earnings associated with a block of leveraged COLI business recaptured in 1998. For

30                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
additional information on this recaptured business, see Note 9 of Notes to Consolidated Financial Statements.

OUTLOOK -- The focus of this segment is variable COLI, which continues to be a product generally used by employers to fund non-qualified benefits or other postemployment benefit liabilities. The leveraged COLI product has been an important contributor to Hartford Life Insurance Company's profitability in recent years and will continue to contribute to the profitability of Hartford Life Insurance Company in the future, although the level of profit from leveraged COLI is expected to decline. COLI is subject to a changing legislative and regulatory environment that could have a material adverse effect on its business.

RESERVES

In accordance with applicable insurance regulations under which Hartford Life Insurance Company operates, the Company establishes and carries as liabilities actuarially determined reserves which are calculated to meet their future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect Hartford Life Insurance Company's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet Hartford Life Insurance Company's policy obligations at their maturities or in the event of an insured's death. Reserves also include unearned premiums, premium deposits, claims incurred but not reported and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves.

The liability for policy benefits for universal life-type contracts and interest-sensitive whole life policies is equal to the balance that accrues to the benefit of policyholders, including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract. For investment contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period. For the Company's group disability policies, the level of reserves is based on a variety of factors including particular diagnoses, termination rates and benefit levels.

The persistency of Hartford Life Insurance Company's annuity and other interest-sensitive life insurance reserves is enhanced by policy restrictions on the withdrawal of funds. Withdrawals in excess of allowable penalty-free amounts are assessed a surrender charge during a penalty period, which is usually at least seven years. Such surrender charge is initially a percentage of either the accumulation value or considerations received, which varies by product, and generally decreases gradually during the penalty period. Surrender charges are set at levels to protect Hartford Life Insurance Company from loss on early terminations and to reduce the likelihood of policyholders terminating their policies during periods of increasing interest rates, thereby lengthening the effective duration of policy liabilities and improving the Company's ability to maintain profitability on such policies.

INVESTMENTS

Hartford Life Insurance Company's investments are managed by its investment strategy group which consists of a risk management unit and a portfolio management unit that reports directly to senior management of the Company. The risk management unit is responsible for monitoring and managing the Company's asset/liability profile and establishing investment objectives and guidelines. The portfolio management unit is responsible for determining, within specified risk tolerances and investment guidelines, the appropriate asset allocation, duration, and convexity characteristics of the Company's general account and guaranteed separate account investment portfolios. The Hartford Investment Management Company, a wholly owned subsidiary of The Hartford Financial Services Group, Inc., executes the investment plan of the investment strategy group including the identification and purchase of securities that fulfill the objectives of the strategy group.

The primary investment objective of the Company's general account is to maximize after-tax returns consistent with acceptable risk parameters (including the management of the interest rate sensitivity of invested assets relative to that of policyholder obligations) as discussed in the Capital Markets Risk Management section under "Market Risk -- Interest Rate Risk".

The Company's general account consists of a diversified portfolio of investments. Although all the assets of the general account support the Company's general account liabilities, the Company's investment strategy group has developed separate investment portfolios for specific classes of product liabilities within the general account. The strategy group works closely with the business lines to develop specific investment guidelines, including duration targets, asset allocation and convexity constraints, asset/liability mismatch tolerances and return objectives for each product line in order to achieve each product line's individual risk and return objectives.

Invested assets in the Company's general account totaled $18.7 billion as of December 31, 2000 and were comprised of $14.3 billion of fixed maturities, $3.6 billion of policy loans, equity securities of $48 and other investments of $784. As of December 31, 1999, general account invested assets totaled $18.1 billion and were comprised of $13.5 billion of fixed maturities, $4.2 billion of policy loans, equity securities of $56 and other investments of $342. The decrease in policy loans was primarily due to the decline in leveraged COLI business (as discussed in the COLI section). Policy loans are secured by the cash value of the underlying life policy and do not mature in a conventional sense, but expire in conjunction with the related policy liabilities. The increase in other investments primarily reflects an increase in limited partnership investments.

HARTFORD LIFE INSURANCE COMPANY                                               31
--------------------------------------------------------------------------------

The following table sets forth by type the fixed maturity securities held in the Company's general account as of December 31, 2000 and 1999.

                                                                2000                 1999
                                                         -------------------  -------------------
FIXED MATURITIES BY TYPE                                 FAIR VALUE  PERCENT  FAIR VALUE  PERCENT
-------------------------------------------------------------------------------------------------
Corporate                                                  $ 6,692     46.8%    $ 6,675     49.4%
Asset backed securities                                      2,778     19.5%      2,197     16.3%
Commercial mortgage backed securities                        2,304     16.2%      1,670     12.4%
Collateralized mortgage obligations                            740      5.2%        507      3.8%
Mortgage backed securities -- agency                           440      3.1%        675      5.0%
Government/Government agencies -- Foreign                      268      1.9%        281      2.1%
Government/Government agencies -- U.S.                         201      1.4%        182      1.3%
Municipal -- taxable                                            83      0.6%        156      1.1%
Short-term                                                     750      5.3%      1,156      8.6%
Redeemable preferred stock                                       1        --         --        --
                                                           -------   -------    -------   -------
  TOTAL FIXED MATURITIES                                   $14,257    100.0%    $13,499    100.0%
-------------------------------------------------------------------------------------------------

During 2000, the Company, in executing its investment strategy, increased its allocation to asset backed securities and commercial mortgage backed securities. The fair value of corporate securities remained essentially unchanged although the percentage of corporate securities declined. Holdings of short-term securities declined, primarily as a result of the funding of scheduled liability maturities and reallocation into other asset sectors, particularly asset basked securities and commercial mortgage backed securities. Additionally, investments were shifted from mortgage backed securities - agency to collateralized mortgage obligations to increase the prepayment protection of the portfolio.

As of December 31, 2000 and 1999, approximately 24.5% and 22.2%, respectively, of the Company's fixed maturity portfolio was invested in private placement securities (including 15% and 13% of Rule 144A offerings as of December 31, 2000 and 1999, respectively). Private placement securities are generally less liquid than public securities. However, a significant portion of the private placements have covenants designed to compensate for liquidity risk. Most of the private placement securities in the Company's portfolio are rated by nationally recognized rating organizations. For further discussion of the Company's investment credit policies, see the Capital Markets Risk Management section under "Credit Risk".

INVESTMENT RESULTS -- The table below summarizes Hartford Life Insurance Company's investment results.

(BEFORE-TAX)                           2000       1999
------------------------------------------------------------
 Net investment income -- excluding
 policy loan income                   $1,021     $  968
------------------------------------------------------------
 Policy loan income                      305        391
------------------------------------------------------------
 Net investment income -- total       $1,326     $1,359
------------------------------------------------------------
 Yield on average invested assets
 (1)                                    7.1%       6.8%
------------------------------------------------------------
 Net realized capital losses          $  (85)    $   (4)
------------------------------------------------------------

(1) Represents net investment income (excluding net realized capital losses) divided by average invested assets at cost (fixed maturities at amortized cost).

Net investment income, excluding policy loan income, increased $53, or 5%. The increase was primarily due to higher yields earned on the investment cash flow from operations and reinvestment of proceeds from sales and maturities of fixed maturity securities in a higher interest rate environment. Policy loan income decreased $86, or 22%, due to the decrease in leveraged COLI business. Yield on average invested assets increased to 7.1%, as a result of an increase in the policy loan weighted average interest rate to 8.5% in 2000 from 7.5% in 1999. Net realized capital losses increased $81 compared to 1999 primarily as a result of portfolio rebalancing in a higher interest rate environment.

SEPARATE ACCOUNT PRODUCTS -- Separate account products are those for which a separate investment and liability account is maintained on behalf of the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $104.1 billion and $101.7 billion as of December 31, 2000 and 1999, respectively, wherein the policyholder assumes substantially all the investment risk and reward, and guaranteed separate accounts totaling $9.6 billion and $8.7 billion as of December 31, 2000 and 1999, respectively, wherein Hartford Life Insurance Company contractually guarantees either a minimum return or account value to the policyholder. The primary investment objective of the Company's guaranteed separate account is to maximize after-tax returns consistent with acceptable risk parameters (including the management of the interest rate sensitivity of invested assets relative to that of policyholder obligations) as discussed in the Capital Market Risk Management section under "Market Risk -- Interest Rate Risk".

Investment objectives for non-guaranteed separate accounts vary by fund type, as outlined in the applicable fund prospectus or separate account plan of operations. Non-guaranteed separate account products include variable annuities, variable life insurance contracts and variable COLI. Guaranteed separate account products primarily consist of modified guaranteed individual annuities and modified guaranteed life insurance and generally include market value adjustment features and surrender charges to mitigate the risk of disintermediation.

32                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

CAPITAL MARKETS RISK MANAGEMENT -- Hartford Life Insurance Company is exposed to two primary sources of investment risk and asset/liability management risk: credit risk, relating to the uncertainty associated with an obligor's continued ability to make timely payment of principal and/or interest, and market risk, relating to the market price and/or cash flow variability associated with changes in interest rates, security prices, market indices, yield curves or currency exchange rates. The Company does not hold any financial instruments purchased for trading purposes. The following discussion identifies the Company's policies and procedures for managing these risks and monitoring the results of the Company's risk management activities.

CREDIT RISK -- Hartford Life Insurance Company has established investment credit policies that focus on the credit quality of obligors and counterparties, limit credit concentrations, encourage diversification and require frequent creditworthiness reviews. Investment activity, including setting of policy and defining acceptable risk levels, is subject to regular review and approval by senior management.

The Company invests primarily in securities which are rated investment grade and has established exposure limits, diversification standards and review procedures for all credit risks including borrower, issuer and counterparty. Creditworthiness of specific obligors is determined by an internal credit evaluation supplemented by consideration of external determinants of creditworthiness, typically ratings assigned by nationally recognized ratings agencies. Obligor, asset sector and industry concentrations are subject to established limits and monitored on a regular interval.

Hartford Life Insurance Company is not exposed to any significant credit concentration risk of a single issuer.
The following table identifies fixed maturity securities, including guaranteed separate accounts, for the Company's operations by credit quality. The ratings referenced in the tables are based on the ratings of nationally recognized rating organizations or, if not rated, assigned based on the Company's internal analysis of such securities.

As of December 31, 2000 and 1999, over 97% of the fixed maturity portfolio, including guaranteed separate accounts, was invested in investment grade securities.

                                                                2000                 1999
                                                         -------------------  -------------------
FIXED MATURITIES BY CREDIT QUALITY                       FAIR VALUE  PERCENT  FAIR VALUE  PERCENT
-------------------------------------------------------------------------------------------------
U.S. Government/Government agencies                        $ 1,969      8.2%    $ 2,123      9.6%
AAA                                                          3,594     15.2%      2,583     11.6%
AA                                                           2,883     12.2%      2,549     11.4%
A                                                            8,798     37.1%      7,801     35.0%
BBB                                                          5,030     21.2%      5,171     23.2%
BB & below                                                     631      2.7%        507      2.3%
Short-term                                                     801      3.4%      1,529      6.9%
                                                           -------   -------    -------   -------
  TOTAL FIXED MATURITIES                                   $23,706    100.0%    $22,263    100.0%
-------------------------------------------------------------------------------------------------

The Company also maintains credit policies regarding the financial stability and credit standing of its major derivatives' counterparties and typically requires credit enhancement provisions to further reduce its credit risk. Credit risk for derivatives contracts is limited to the amounts calculated to be due to the Company on such contracts based on current market conditions and potential payment obligations between the Company and its counterparties. Credit exposures are generally quantified weekly and netted. Collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds exposure policy thresholds.

MARKET RISK -- Hartford Life Insurance Company's general and guaranteed separate account exposure to market risk relates to the market price and/or cash flow variability associated with changes in market interest rates. The following discussion focuses on the Company's exposure to interest rate risk, asset/ liability management strategies utilized to manage this risk, and characteristics of the Company's insurance liabilities and their sensitivity to movements in interest rates.

Downward movement in market interest rates during 2000 resulted in a significant increase in the unrealized appreciation of the fixed income security portfolio from 1999. However, the Company's asset allocation, and its exposure to market risk, has not changed materially from its position at December 31, 1999.

INTEREST RATE RISK -- Changes in interest rates can potentially impact Hartford Life Insurance Company's profitability. Under certain circumstances of interest rate volatility, the Company could be exposed to disintermediation risk and reduction in net interest rate spread or profit margins. The Company analyzes interest rate risk using various models including multi-scenario cash flow projection models that forecast cash flows of the liabilities and their supporting investments, including derivative instruments. For non-guaranteed separate accounts, the Company's exposure is not significant, as the policyholder assumes substantially all the investment risk.

The Company's general account and guaranteed separate account investment portfolios primarily consist of investment grade, fixed maturity securities, including corporate bonds, asset backed securities, collateralized mortgage obligations and mortgage backed securities. The fair value of these and the Company's other invested assets fluctuates depending on the interest rate environment and other general economic conditions. During periods of declining interest rates, paydowns on mortgage

HARTFORD LIFE INSURANCE COMPANY                                               33
--------------------------------------------------------------------------------
backed securities and collateralized mortgage obligations increase as the underlying mortgages are prepaid. During such periods, the Company generally will not be able to reinvest the proceeds of any such prepayments at comparable yields. Conversely, during periods of rising interest rates, the rate of prepayments generally declines, exposing the Company to the possibility of asset/liability cash flow and yield mismatch. For a discussion of the Company's risk management techniques to manage this market risk, see "Asset/Liability Management Strategies Used to Manage Market Risk" below.

As described above, the Company holds a significant fixed maturity portfolio, which includes both fixed and variable rate features. The following table reflects the principal amounts of the general and guaranteed separate account fixed and variable rate fixed maturity portfolios, along with the respective weighted average coupons by estimated maturity year as of December 31, 2000. Comparative totals are included for December 31, 1999. Expected maturities differ from contractual maturities due to call or prepayment provisions. The weighted average coupon on variable rate securities is based on spot rates as of December 31, 2000 and 1999, and is primarily based on the London Interbank Offered Rate (LIBOR). Callable bonds and notes are distributed to either call dates or maturity, depending on which date produces the most conservative yield. Asset backed securities, collateralized mortgage obligations and mortgage backed securities are distributed based on estimates of the rate of future prepayments of principal over the remaining life of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates. Financial instruments with certain leverage features have been included in each of the fixed maturity categories. These instruments have not been separately displayed because they were immaterial to the Company's investment portfolio.

34                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                                                                                2000       1999
                                            2001       2002       2003       2004       2005     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
BONDS AND NOTES -- CALLABLE
  FIXED RATE
    Par value                              $    5     $   50     $   14     $   27     $    7      $  362      $  465     $  477
    Weighted average coupon                  7.0%       6.4%       6.4%       4.6%       6.1%        5.6%        5.7%       6.2%
    Fair value                                                                                                 $  424     $  456
  VARIABLE RATE
    Par value                              $    1     $   11     $   22     $   38     $    1      $  970      $1,043     $1,222
    Weighted average coupon                  7.4%       7.5%       6.5%       7.3%       7.3%        7.1%        7.1%       6.6%
    Fair value                                                                                                 $  968     $1,124
BONDS AND NOTES -- OTHER
  FIXED RATE
    Par value                              $  598     $1,391     $1,087     $1,085     $1,058      $7,312      $12,531    $13,586
    Weighted average coupon                  7.4%       6.1%       7.3%       6.9%       6.1%        5.8%        6.1%       6.2%
    Fair value                                                                                                 $11,436    $12,015
  VARIABLE RATE
    Par value                              $   16     $  116     $  165     $  175     $   63      $  760      $1,295     $  874
    Weighted average coupon                  5.1%       6.5%       7.0%       7.2%       6.3%        7.9%        7.4%       5.7%
    Fair value                                                                                                 $1,176     $  901
ASSET BACKED SECURITIES
  FIXED RATE
    Par value                              $  663     $  413     $  276     $  238     $  169      $  373      $2,132     $1,983
    Weighted average coupon                  6.7%       6.4%       6.9%       7.1%       7.2%        7.7%        6.9%       6.7%
    Fair value                                                                                                 $2,132     $1,847
  VARIABLE RATE
    Par value                              $  200     $  286     $  291     $  208     $  313      $  724      $2,022     $1,487
    Weighted average coupon                  7.3%       7.2%       7.3%       7.1%       7.2%        7.4%        7.3%       6.6%
    Fair value                                                                                                 $1,998     $1,419
COLLATERALIZED MORTGAGE OBLIGATIONS
  FIXED RATE
    Par value                              $  133     $  115     $   90     $   76     $   88      $  406      $  908     $1,042
    Weighted average coupon                  6.5%       6.6%       6.5%       6.4%       6.3%        6.4%        6.4%       6.4%
    Fair value                                                                                                 $  900     $  941
  VARIABLE RATE
    Par value                              $    4     $    2     $    1     $    2     $    1      $  102      $  112     $  124
    Weighted average coupon                  9.4%      11.6%      12.7%       8.9%      10.4%        4.8%        5.3%       5.8%
    Fair value                                                                                                 $  101     $  113
COMMERCIAL MORTGAGE BACKED SECURITIES
  FIXED RATE
    Par value                              $   44     $   57     $   44     $   86     $   40      $1,992      $2,263     $1,761
    Weighted average coupon                  7.2%       7.0%       7.0%       7.2%       7.1%        7.3%        7.3%       7.1%
    Fair value                                                                                                 $2,325     $1,604
  VARIABLE RATE
    Par value                              $  292     $  249     $  263     $  209     $   87      $  474      $1,574     $1,247
    Weighted average coupon                  7.8%       7.7%       7.9%       7.7%       7.8%        8.1%        7.9%       7.5%
    Fair value                                                                                                 $1,581     $1,073
MORTGAGE BACKED SECURITIES
  FIXED RATE
    Par value                              $   60     $   65     $   65     $   58     $   51      $  332      $  631     $1,076
    Weighted average coupon                  7.1%       7.2%       7.2%       7.2%       7.2%        7.1%        7.2%       7.6%
    Fair value                                                                                                 $  638     $  816
  VARIABLE RATE
    Par value                              $    1     $    1     $   --     $   --     $   --      $    1      $    3     $    4
    Weighted average coupon                  7.2%       7.2%         --         --         --        6.9%        7.0%       6.4%
    Fair value                                                                                                 $    3     $    4
---------------------------------------------------------------------------------------------------------------------------------

ASSET/LIABILITY MANAGEMENT STRATEGIES USED TO MANAGE MARKET RISK -- The Company employs several risk management tools to quantify and manage market risk arising from its investments and interest sensitive liabilities. For certain portfolios, management monitors the changes in present value between assets and liabilities resulting from various interest rate scenarios using integrated asset/liability measurement systems and a proprietary system that simulates the impacts of parallel and non-parallel yield curve shifts. Based on this current and prospective information, management implements risk reducing techniques to improve the match between assets and liabilities.

Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to efficiently fund obligations, hedge against risks that affect the value of certain liabilities and adjust broad investment risk characteristics as a result of any significant changes in market risks. As an end user of derivatives, the Company uses a variety of derivatives, including swaps, caps, floors, forwards and exchange traded financial futures and options, in order to hedge exposure primarily to interest rate risk on anticipated investment purchases or existing assets and liabilities. The Company does not make a market or trade derivatives for the express purpose of earning trading profits. The Company's derivative program is monitored by an

HARTFORD LIFE INSURANCE COMPANY                                               35
--------------------------------------------------------------------------------
internal compliance unit and is reviewed frequently by senior management. The notional amounts of derivative contracts, which represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk, totaled $7.1 billion as of December 31, 2000 ($5.2 billion related to insurance investments and $1.9 billion related to life insurance liabilities). As of December 31, 1999, the notional amounts pertaining to derivatives totaled $7.5 billion ($4.7 billion related to insurance investments and $2.8 billion related to life insurance liabilities).

The company uses derivative instruments in its management of market risk consistent with the four risk management strategies described below.

ANTICIPATORY HEDGING -- For certain liabilities, the Company commits to the price of the product prior to receipt of the associated premium or deposit. Anticipatory hedges are executed to offset the impact of changes in asset prices arising from interest rate changes pending the receipt of premium or deposit and the subsequent purchase of an asset. These hedges involve taking a long position in interest rate futures or entering into an interest rate swap with duration characteristics equivalent to the associated liabilities or anticipated investments. The notional amounts of anticipatory hedges as of December 31, 2000 and 1999 were $144 and $186, respectively.

LIABILITY HEDGING -- Several products obligate the Company to credit a return to the contractholder which is indexed to a market rate. To hedge risks associated with these products, the Company enters into various derivative contracts. Interest rate swaps are used to convert the contract rate into a rate that trades in a more liquid and efficient market. This hedging strategy enables the Company to customize contract terms and conditions to customer objectives and satisfies Hartford Life Insurance Company's asset/liability matching policy. Interest rate swaps are also used to convert certain fixed contract rates into floating rates, thereby allowing them to be appropriately matched against floating rate assets. Additionally, interest rate caps are used to hedge against the risk of contractholder disintermediation in a rising interest rate environment. The notional amounts of derivatives used for liability hedges as of December 31, 2000 and 1999 were $1.9 billion and $2.8 billion, respectively.

ASSET HEDGING -- To meet the various policyholder obligations and to provide cost effective prudent investment risk diversification, the Company may combine two or more financial instruments to achieve the investment characteristics of a fixed maturity security or that match an associated liability. The use of derivative instruments in this regard effectively transfers unwanted investment risks or attributes to others. The selection of the appropriate derivative instruments depends on the investment risk, the liquidity and efficiency of the market, and the asset and liability characteristics. The notional amounts of asset hedges as of December 31, 2000 and 1999 were $4.9 billion and $3.5 billion, respectively.

PORTFOLIO HEDGING -- The Company periodically compares the duration and convexity of its portfolios of assets to its corresponding liabilities and enters into portfolio hedges to reduce any difference to desired levels. Portfolio hedges reduce the mismatch between assets and liabilities and offset the potential impact to cash flows caused by changes in interest rates. The notional amounts of portfolio hedges as of December 31, 2000 and 1999 were $223 and $1.0 billion, respectively.

The following tables provide information as of December 31, 2000, with comparative totals for December 31, 1999, on derivative instruments used in accordance with the aforementioned hedging strategies. For interest rate swaps, caps and floors, the tables present notional amounts with weighted average pay and receive rates for swaps and weighted average strike rates for caps and floors by maturity year. For interest rate futures, the table presents contract amount and weighted average settlement price by expected maturity year.

                                                                                                                2000       1999
                                            2001       2002       2003       2004       2005     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE SWAPS
  PAY FIXED/RECEIVE VARIABLE
    Notional value                         $   65     $   95     $   98     $   35     $   23      $  286     $   602    $   844
    Weighted average pay rate                6.0%       4.4%       5.9%       6.1%       6.6%        6.3%        5.9%       5.9%
    Weighted average receive rate            6.7%       7.0%       6.9%       6.8%       6.8%        6.7%        6.8%       6.3%
    Fair value                                                                                                $    (8)   $    26
  PAY VARIABLE/RECEIVE FIXED
    Notional value                         $  336     $  372     $  645     $1,197     $  861      $1,042     $ 4,453    $ 3,911
    Weighted average pay rate                6.7%       6.7%       6.6%       6.7%       8.3%        6.7%        7.0%       6.2%
    Weighted average receive rate            7.0%       6.5%       5.8%       6.1%       7.8%        6.9%        6.7%       6.3%
    Fair value                                                                                                $    76    $  (120)
  PAY VARIABLE/RECEIVE DIFFERENT
   VARIABLE
    Notional value                         $   25     $   15     $    4     $   20     $    5      $   46     $   115    $   131
    Weighted average pay rate                6.6%       6.7%       7.0%       4.9%       6.2%        7.2%        6.6%       6.0%
    Weighted average receive rate*           5.4%       6.2%       6.7%       0.8%       7.2%        7.2%        5.7%       6.2%
    Fair value                                                                                                $     1    $     1
---------------------------------------------------------------------------------------------------------------------------------

* The weighted average receive rate in 2004 of 0.8% resulted when payments are required on both sides of an index swap.

36                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                                                                                2000       1999
                                            2001       2002       2003       2004       2005     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE CAPS -- LIBOR BASED (1)
  PURCHASED
    Notional value                         $   --     $   10     $   44     $   --     $   77      $   15     $   146    $   145
    Weighted average strike rate (80 -
     99%)                                      --       8.9%       8.5%         --       8.4%        8.3%        8.5%       8.5%
    Fair value                                                                                                $    --    $     2
    Notional value                         $   --     $   19     $   --     $   --     $   --      $   --     $    19    $    31
    Weighted average strike rate (10.0 -
     11.9%)                                    --      10.1%         --         --         --          --       10.1%      10.6%
    Fair value                                                                                                $    --    $    --
---------------------------------------------------------------------------------------------------------------------------------

*   LIBOR represents the London Interbank Offered Rate.

                                                                                                                2000       1999
                                            2001       2002       2003       2004       2005     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE CAPS - CMT BASED (2)
  PURCHASED
    Notional value                         $   --     $   --     $   --     $   --     $   --      $   --     $    --    $   494
    Weighted average strike rate (6.0 -
     7.9%)                                     --         --         --         --         --          --          --       7.7%
    Fair value                                                                                                $    --    $     1
    Notional value                         $   --     $   --     $  250     $   --     $  250      $   --     $   500    $   850
    Weighted average strike rate (8.0 -
     9.9%)                                     --         --       8.7%         --       8.7%          --        8.7%       8.8%
    Fair value                                                                                                $    --    $     4
  ISSUED
    Notional value                         $   --     $   --     $   --     $   --     $   --      $   --     $    --    $   244
    Weighted average strike rate (6.0 -
     7.9%)                                                --         --         --         --          --                   7.7%
                                             ----                                                                ----
    Fair value                                                                                                $    --    $    --
    Notional value                         $   --     $   --     $   --     $   --     $   --      $   --     $    --    $   100
    Weighted average strike rate (8.0 -
     9.9%)                                     --         --         --         --         --          --          --       9.5%
    Fair value                                                                                                $    --    $    --
---------------------------------------------------------------------------------------------------------------------------------

(2) CMT represents the Constant Maturity Treasury Rate.

                                                                                                                2000       1999
                                            2001       2002       2003       2004       2005     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE FLOORS -- LIBOR BASED
  PURCHASED
    Notional value                         $   --     $   --     $   --     $   27     $   --      $   --     $    27    $    27
    Weighted average strike rate (6.0 -
     7.9%)                                     --         --         --       7.9%         --          --        7.9%       7.9%
    Fair value                                                                                                $     2    $     2
  ISSUED
    Notional value                         $   --     $   28     $   43     $   20     $   77                 $   168    $   170
                                                                                                   $ ----
    Weighted average strike rate (4.0 -
     5.9%)                                     --       5.3%       5.5%       5.3%       5.3%          --        5.3%       5.3%
    Fair value                                                                                                $    (2)   $    (1)
    Notional value                         $   --     $   --     $   --     $   27     $   --      $   --     $    27    $    27
    Weighted average strike rate (6.0 -
     7.9%)                                     --         --         --       7.8%         --          --        7.8%       7.8%
    Fair value                                                                                                $    (2)   $    (2)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                2000       1999
                                            2001       2002       2003       2004       2005     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE FLOORS - CMT BASED
  PURCHASED
    Notional value                         $   --     $   --     $  150     $   --     $   --      $   --     $   150    $   250
    Weighted average strike rate (4.0 -
     5.9%)                                     --         --       5.5%         --         --          --        5.5%       5.6%
    Fair value                                                                                                $     3    $     1
    Notional value                         $   --     $   --     $   --     $   --     $   --      $   --     $    --    $    10
    Weighted average strike rate (6.0 -
     7.9%)                                     --         --         --         --         --          --          --       6.0%
    Fair value                                                                                                $    --    $    --
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                2000       1999
                                            2001       2002       2003       2004       2005     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE FUTURES
  LONG
    Contract amount/notional               $  198     $   --     $   --     $   --     $   --      $   --     $   198    $    20
    Weighted average settlement price      $  105     $   --     $   --     $   --     $   --      $   --     $   105    $    98
  SHORT
    Contract amount/notional               $   59     $   --     $   --     $   --     $   --      $   --     $    59    $    51
    Weighted average settlement price      $  105     $   --     $   --     $   --     $   --      $   --     $   105    $    93
---------------------------------------------------------------------------------------------------------------------------------

Note: Fair value is not applicable.

HARTFORD LIFE INSURANCE COMPANY                                               37
--------------------------------------------------------------------------------

OPTION CONTRACTS --The Company uses option contracts to hedge debt instruments that totaled $670 and $173 in notional amounts and $(40) and $(51) in carrying value as of December 31, 2000 and 1999, respectively.

LIFE INSURANCE LIABILITY CHARACTERISTICS -- Hartford Life Insurance Company's insurance liabilities, other than non-guaranteed separate accounts, are primarily related to accumulation vehicles such as fixed or variable annuities and investment contracts and other insurance products such as long-term disability and term life insurance.

ASSET ACCUMULATION VEHICLES -- While interest rate risk associated with these insurance products has been reduced through the use of market value adjustment features and surrender charges, the primary risk associated with asset accumulation products is that the spread between investment return and credited rate may not be sufficient to earn targeted returns.

FIXED RATE -- Products in this category require the Company to pay a fixed rate for a certain period of time. The cash flows are not interest sensitive because the products are written with a market value adjustment feature and the liabilities have protection against the early withdrawal of funds through surrender charges. Product examples include fixed rate annuities with a market value adjustment and fixed rate guaranteed investment contracts. Contract duration is dependent on the policyholder's choice of guarantee period.

INDEXED -- Products in this category are similar to the fixed rate asset accumulation vehicles but require the Company to pay a rate that is determined by an external index. The amount and/or timing of cash flows will therefore vary based on the level of the particular index. The primary risks inherent in these products are similar to the fixed rate asset accumulation vehicles, with the additional risk that changes in the index may adversely affect profitability. Product examples include indexed guaranteed investment contracts with an estimated duration of up to two years.

INTEREST CREDITED -- Products in this category credit interest to policyholders, subject to market conditions and minimum guarantees. Policyholders may surrender at book value but are subject to surrender charges for an initial period. Product examples include universal life contracts and the general account portion of the Company's variable annuity products. Liability duration is short to intermediate term.

OTHER INSURANCE PRODUCTS

LONG-TERM PAY OUT LIABILITIES -- Products in this category are long term in nature and may contain significant actuarial (including mortality and morbidity) pricing and cash flow risks. The cash flows associated with these policy liabilities are not interest rate sensitive but do vary based on the timing and amount of benefit payments. The primary risks associated with these products are that the benefits will exceed expected actuarial pricing and/or that the actual timing of the cash flows will differ from those anticipated resulting in an investment return lower than that assumed in pricing. Product examples include structured settlement contracts, on-benefit annuities (i.e., the annuitant is currently receiving benefits thereon) and long-term disability contracts. Contract duration is generally five to ten years.

SHORT-TERM PAY OUT LIABILITIES -- These liabilities are short term in nature with a duration of less than one year. The primary risks associated with these products are determined by the non-investment contingencies such as mortality or morbidity and the variability in the timing of the expected cash flows. Liquidity is of greater concern than for the long-term pay out liabilities. Products include individual and group term life insurance contracts and short-term disability contracts.

Management of the duration of investments with respective policyholder obligations is an explicit objective of the Company's management strategy. The estimated cash flows of insurance policy liabilities based upon internal actuarial assumptions as of December 31, 2000 are reflected in the table below by expected maturity year. Comparative totals are included for December 31, 1999.

(DOLLARS IN BILLIONS)

                                                                                                                2000       1999
DESCRIPTION (1)                             2001       2002       2003       2004       2005     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Fixed rate asset accumulation vehicles      $1.3       $0.8       $0.9       $2.7       $2.0        $2.6       $10.3      $ 9.6
  Weighted average credited rate            6.5%       6.5%       5.6%       6.8%       6.9%        6.9%        6.7%       6.6%
Indexed asset accumulation vehicles         $0.4       $0.1       $ --       $ --       $ --        $ --       $ 0.5      $ 0.5
  Weighted average credited rate            6.2%       6.2%         --         --         --          --        6.2%       6.2%
Interest credited asset accumulation
  vehicles                                  $4.1       $0.6       $0.6       $0.3       $0.3        $3.8       $ 9.7      $10.1
  Weighted average credited rate            6.4%       5.4%       5.4%       5.6%       5.6%        5.6%        5.9%       5.7%
Long-term pay out liabilities               $0.4       $0.3       $0.3       $0.2       $0.2        $2.3       $ 3.7      $ 3.2
Short-term pay out liabilities              $0.2       $ --       $ --       $ --       $ --        $ --       $ 0.2      $ 0.2
---------------------------------------------------------------------------------------------------------------------------------

(1) As of December 31, 2000 and 1999, the fair value of the Company's investment contracts including guaranteed separate accounts was $20.9 billion and $20.4 billion, respectively.

CURRENCY EXCHANGE RISK -- As of December 31, 2000, Hartford Life Insurance Company had immaterial currency exposures resulting from its international operations.

SENSITIVITY TO CHANGES IN INTEREST RATES -- For liabilities whose cash flows are not substantially affected by changes in interest rates (fixed liabilities) and where investment experience

38                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
is substantially absorbed by the Company, the sensitivity of the net economic value (discounted present value of asset cash flows less the discounted present value of liability cash flows) of those portfolios to 100 basis point shifts in interest rates is shown in the table below. These fixed liabilities represented approximately 60% and 55% of the Company's general and guaranteed separate account liabilities at December 31, 2000 and 1999, respectively. The remaining liabilities generally allow the Company significant flexibility to adjust credited rates to reflect actual investment experience and thereby pass through a substantial portion of actual investment experience to the policyholder. The fixed liability portfolios are managed and monitored relative to defined objectives and are analyzed regularly by management for internal risk management purposes using scenario simulation techniques, and evaluated annually consistent with regulatory requirements.

                                                                     CHANGE IN NET ECONOMIC VALUE
                                                              ------------------------------------------
                                                                     2000                   1999
--------------------------------------------------------------------------------------------------------
Basis point shift                                                 -100      + 100       -100       + 100
Amount                                                        $   (15)   $   (27)   $    (4)   $    (5)
Percent of liability value                                      (0.09)%    (0.16)%    (0.03)%    (0.03)%
--------------------------------------------------------------------------------------------------------

CAPITAL RESOURCES AND LIQUIDITY
RATINGS -- The following table summarizes the Company's financial ratings from the major independent rating organizations as of February 28, 2001:

                               A.M.                            STANDARD &
INSURANCE RATINGS              BEST     FITCH (1)   MOODY'S      POOR'S
--------------------------------------------------------------------------
 Hartford Life Insurance
 Company                        A+         AA+        Aa3          AA
--------------------------------------------------------------------------
 Hartford Life and Annuity      A+         AA+        Aa3          AA
--------------------------------------------------------------------------

(1) Formerly Duff & Phelps.

Ratings are an important factor in establishing the competitive position of an insurance company such as Hartford Life Insurance Company. There can be no assurance that the Company's ratings will continue for any given period of time or that they will not be changed. In the event that the Company's ratings are downgraded, the level of sales or the persistency of the Company's block of in force business may be adversely impacted.

RISK-BASED CAPITAL -- The National Association of Insurance Commissioners (NAIC) has regulations establishing minimum capitalization requirements based on Risk-Based Capital (RBC) formulas for life insurance companies. The requirements consist of formulas which identify companies that are undercapitalized and require specific regulatory actions. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks. The RBC ratios for each of the life insurance subsidiaries are in excess of 200% as of December 31, 2000, which are greater than the minimum threshold.
CASH FLOW

                                     2000       1999
----------------------------------------------------------
 Cash provided by operating
 activities                        $ 1,333    $   325
--------------------------------------------------
 Cash (used for) provided by
 investing activities                  (44)     2,423
--------------------------------------------------
 Cash used for financing
 activities                         (1,288)    (2,710)
--------------------------------------------------
 Cash--end of year                      56         55
--------------------------------------------------

The increase in cash provided by operating activities was primarily the result of the timing of the settlement of receivables, payables and other related liabilities, as well as increased net income associated with growth in the business. The decrease in cash (used for) provided by investing activities and the decrease in cash used for financing activities primarily relates to the significant downsizing of the leveraged COLI block of business during 1999 as compared to 2000. Operating cash flows in the periods presented have been more than adequate to meet liquidity requirements.

SUBSEQUENT EVENT -- On January 25, 2001, The Hartford, through Hartford Life entities, agreed to acquire the U.S. individual life insurance, annuity and mutual fund business of Fortis for $1.12 billion in cash. The acquisition will be effected through several reinsurance agreements with subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisors, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis. The Fortis transaction, which is subject to insurance regulatory approval and other customary conditions, is expected to be completed in the second quarter of 2001. The acquisition will be accounted for as a purchase transaction. The acquisition is being financed through capital contributions of $1.2 billion from Hartford Life, Inc.

REGULATORY MATTERS AND CONTINGENCIES

LEGISLATIVE AND REGULATORY INITIATIVES -- The business of insurance is primarily regulated by the states and is also affected by a range of legislative developments at the state and federal levels. The 1999 Gramm-Leach-Bliley Act (the Financial Services Modernization Act), which allows affiliations among banks, insurance companies and securities firms, did not precipitate any significant changes in ownership in 2000. The provisions of the Act requiring the development of a formal privacy policy by each financial institution have created a number of administrative issues, but the enforcement date has been delayed until July 1, 2001. Insurance companies are subject to privacy regulation issued by the federal regulators and by state regulators who will adopt and implement privacy regulations during 2001. New medical privacy regulations expected to be issued by the Department of Health and Human Services will also impact the Company where medical information is used both in the application process and in the claims process.

The enactment of the Financial Services Modernization Act has focused renewed attention on state regulation of insurance. Life

HARTFORD LIFE INSURANCE COMPANY                                               39
--------------------------------------------------------------------------------
insurers are working with state insurance regulators to improve and centralize the process for agent licensing and form filing. Both of these areas of regulation are critical to the development of new business. In addition, Congress may consider legislation providing for optional federal regulation of insurance in 2001. These measures, state and federal, may lead to improved regulation and reduced transaction costs.

Federal measures which have been previously considered by Congress and which, if adopted, could affect the insurance business include tax law changes pertaining to the tax treatment of insurance companies and life insurance products, as well as changes in individual income tax rates and the estate tax, a number of which changes could impact the relative desirability of various personal investment vehicles. Other proposals pertain to medical testing for insurability, and the use of gender in determining insurance and pension rates and benefits. It is too early to determine whether any of these proposals will ultimately be enacted by Congress. Therefore, the potential impact to the Company's financial condition or results of operations cannot be reasonably estimated at this time.

GUARANTY FUNDS -- Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Pursuant to these laws, part of the assessments paid by insurance companies may be used as credits for a portion of a company's premium taxes. There were no guaranty fund assessment payments (net of refunds) in 2000. The Company paid guaranty fund assessments (net of refunds) of approximately $2 and $9 in 1999 and 1998, respectively, of which $1 and $4, respectively, were estimated to be creditable against future premium taxes.

NAIC PROPOSALS -- The NAIC adopted the Codification of Statutory Accounting Principles (Codification) in March 1998. The effective date for the statutory accounting guidance was January 1, 2001. The domiciliary states of the company and its insurance subsidiaries have adopted Codification, and the Company has made the necessary changes in its statutory reporting required for implementation. The Company has determined that the overall impact of applying the new guidance will result in a one-time statutory cumulative transition benefit of approximately $50 in statutory surplus.

DEPENDENCE ON CERTAIN THIRD PARTY RELATIONSHIPS -- Hartford Life distributes its annuity and life insurance products through a variety of distribution channels, including broker-dealers, banks, wholesalers, its own internal sales force and other third party marketing organizations. The Company periodically negotiates provisions and renewals of these relationships and there can be no assurance that such terms will remain acceptable to the Company or such service providers. An interruption in the Company's continuing relationship with certain of these third parties could materially affect the Company's ability to market its products. During the first quarter of 1999, the Company modified its contract with Putnam Mutual Funds Corp. (Putnam) to eliminate the exclusivity provision, which will allow both parties to pursue new market opportunities. Putnam is contractually obligated to support and service the related annuity in force block of business and to market, support and service new business. However, there can be no assurance that this contract modification will not adversely impact the Company's ability to distribute Putnam-related products.

EFFECT OF INFLATION

The rate of inflation as measured by the change in the average consumer price index has not had a material effect on the revenues or operating results of Hartford Life Insurance Company during the fiscal years presented.

ACCOUNTING STANDARDS

For a discussion of accounting standards, see Note 2 of Notes to Consolidated Financial Statements.

There were no changes in, or disagreements with, accountants on accounting and financial disclosure in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

LEGAL OPINION
--------------------------------------------------------------------------------

The validity of the interests in the Contracts described in this Prospectus will be passed upon for Hartford by Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary of Hartford.

EXPERTS
--------------------------------------------------------------------------------

The audited financial statements and financial statement schedules included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

40                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

APPENDIX A -- MODIFIED GUARANTEED ANNUITY FOR QUALIFIED PLANS

The CRC-Registered Trademark- (Compound Rate Contract) Annuity for Qualified Plans is a group deferred annuity Contract under which one or more purchase payments may be made. Plans eligible to purchase the Contract are pension and profit-sharing plans qualified under Section401(a) of the Internal Revenue Code (the "Code"), Keogh Plans and eligible state deferred compensation plans under Section457 of the Code ("Qualified Plans").

To apply for a Group Annuity Contract, the trustee or other applicant need only complete an application for the Group Annuity Contract and make its initial purchase payment. A Group Annuity Contract will then be issued to the applicant and subsequent Purchase Payments may be made, subject to the same $2,000 minimum applicable to qualified purchasers of Certificates. While no Certificates are issued, each purchase payment, and the Account established thereby, are confirmed to the Contract Owner. The initial and subsequent purchase payments operate to establish Accounts under the Group Annuity Contract in the same manner as non-qualified purchases. Each Account will have its own Initial and Subsequent Guarantee Periods and Guaranteed Rates. Surrenders under the Group Annuity Contract may be made, at the election of the Contract Owner, from one or more of the Accounts established under the Contract. Account surrenders are subject to the same limitations, adjustments and charges as surrenders made under a certificate (see "Surrenders"). Net Surrender Values may be surrendered or applied to purchase annuities for the Contract Owners' Qualified Plan Participants.

Because there are no individual participant accounts, the Qualified Group Annuity Contract issued in connection with a Qualified Plan does not provide for death benefits. Annuities purchased for Qualified Plan Participants may provide for a payment upon the death of the Annuitant, depending on the option chosen (see "Annuity Options"). Additionally, since there are no Annuitants prior to the actual purchase of an Annuity by the Contract Owner, the provisions regarding the Annuity Commencement Date are not applicable.

If you are purchasing the Contract for use in an IRA or other qualified retirement plan, you should consider other features of the Contract besides tax deferral, since any investment vehicle used within an IRA or other qualified plan receives tax deferred treatment under the Code.

HARTFORD LIFE INSURANCE COMPANY                                               41
--------------------------------------------------------------------------------

APPENDIX B -- MARKET VALUE ADJUSTMENT

The formula that will be used to determine the Market Value Adjustment is: [(1 + i)/(1 + j)](n/12), where

 i    =   The Guarantee Rate in effect for the Current Guarantee
          Period (expressed as a decimal, e.g., 1% = .01).
 j    =   The Current Rate (expressed as a decimal, e.g., 1% = .01) in effect for durations equal to the number of years remaining in the current Guarantee Period (years are rounded to the
          nearest whole number of years).
 n    =   The number of complete months from the surrender date to the end of the current Guarantee Period.

EXAMPLE OF MARKET VALUE ADJUSTMENT (MVA)

Beginning Account Value:  $50,000
Guarantee Period:         5 years
Guarantee Rate:           5.50% per annum
Full Surrender:           Middle of contract year 3
Last 12 months interest:  2,980

EXAMPLE 1 (FEATURING A CURRENT RATE THAT IS HIGHER THAN THE GUARANTEE RATE):

Gross surrender value at middle of Contract Year   =    $50,000 (1.055) to the power of 2.5 = $57,161.18
3:
Net surrender value at middle of Contract Year 3:  =    ($57,161.18 - $2980 - (.05)($57,161.18 -- $2980))
                                                        X MVA + $2980
                                                   =    $51,472.12 X MVA + $2980

Market Value Adjustment Calculation:
                                                i   =   .055
                                                j   =   .061
                                                n   =   30

MVA                                                 =   [(1.055)/(1.061)] to the power of 30/12
                                                    =   .985922299
Net Surrender Value at middle of Contract Year 3:   =   $51,472.12 X MVA + $2980
                                                    =   $51,472.12 X .985922299 + $2980
                                                    =   $53,727.51

EXAMPLE 2: (FEATURING A CURRENT RATE THAT IS LOWER THAN THE GUARANTEE RATE):

Gross surrender value at middle of Contract Year   =    $50,000 (1.055) to the power of 2.5 = $57,161.18
3:
Net surrender value at middle of Contract Year 3:  =    ($57,161.18 - $2980 - (.05)($57,161.18 - $2980))
                                                        X MVA + $2980
                                                   =    $51,472.12 X MVA + $2980

Market Value Adjustment Calculation:
                                                i   =   .055
                                                j   =   .050
                                                n   =   30

MVA                                                 =   [(1.055)/(1.050)] to the power of 30/12
                                                    =   1.011947313
Net Surrender Value at middle of Contract Year 3:   =   $51,472.12 X MVA + $2980
                                                    =   $51,472.12 X 1.011947313 + $2980
                                                    =   $55,067.07

Note: These examples do not include any applicable taxes

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                             THIRD QUARTER                 NINE MONTHS
                                                                ENDED                         ENDED
                                                             SEPTEMBER 30,                SEPTEMBER 30,
                                                        ------------------------     -------------------------
(IN MILLIONS) (UNAUDITED)                                  2001         2000            2001          2000
--------------------------------------------------------------------------------------------------------------

REVENUES
Fee income                                              $      534    $      585     $    1,592    $     1,595
Earned premiums and other                                       20             3             65             58
Net investment income                                          377           338          1,106            979
Net realized capital losses                                    (14)           (7)           (36)           (44)
--------------------------------------------------------------------------------------------------------------
       TOTAL REVENUES                                          917           919          2,727          2,588
       -------------------------------------------------------------------------------------------------------

BENEFITS, CLAIMS AND EXPENSES
Benefits and claims                                            459           372          1,290          1,086
Insurance expenses and other                                   153           188            452            456
Amortization of deferred policy acquisition costs
    and present value of future profits                        134            163            417           462
Dividends to policyholders                                      13             7             28             53
Goodwill amortization                                            -             -              3              -
--------------------------------------------------------------------------------------------------------------
       TOTAL BENEFITS, CLAIMS AND EXPENSES                     759           730          2,190          2,057
       -------------------------------------------------------------------------------------------------------

       INCOME BEFORE INCOME TAX EXPENSE (BENEFIT) AND
           CUMULATIVE EFFECT OF ACCOUNTING CHANGES             158           189            537            531
Income tax expense (benefit)                                  (107)           60              2            144
--------------------------------------------------------------------------------------------------------------
       INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
           CHANGES                                             265           129            535            387
Cumulative effect of accounting changes, net of tax              -             -             (6)             -
--------------------------------------------------------------------------------------------------------------

       NET INCOME                                       $      265    $      129     $      529    $       387
--------------------------------------------------------------------------------------------------------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                  SEPTEMBER 30,     DECEMBER 31,
(IN MILLIONS, EXCEPT FOR SHARE DATA)                                                   2001             2000
----------------------------------------------------------------------------------------------------------------
                                                                                  (Unaudited)
ASSETS
   INVESTMENTS
   Fixed maturities, available for sale, at fair value (amortized cost of
    $17,614 and $14,219)                                                          $     18,324      $     14,257
   Equity securities, at fair value                                                         61                48
   Policy loans, at outstanding balance                                                  3,677             3,573
   Other investments                                                                     1,141               784
----------------------------------------------------------------------------------------------------------------
      Total investments                                                                 23,203            18,662
   Cash                                                                                     71                56
   Premiums receivable and agents' balances                                                 18                15
   Reinsurance recoverables                                                              1,334             1,257
   Deferred policy acquisition costs and present value of future profits                 5,232             4,325
   Deferred income tax                                                                       -               239
   Goodwill                                                                                166              -
   Other assets                                                                            786               537
   Separate account assets                                                             105,092           113,744
----------------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                              $    135,902      $    138,835
        --------------------------------------------------------------------------------------------------------

LIABILITIES
   Future policy benefits                                                         $      5,441      $      4,828
   Other policyholder funds                                                             18,632            14,947
   Deferred income tax                                                                      94                 -
   Other liabilities                                                                     1,853             2,124
   Separate account liabilities                                                        105,092           113,744
----------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                              131,112           135,643
        --------------------------------------------------------------------------------------------------------

STOCKHOLDER'S EQUITY
   Common stock - 1,000 shares authorized, issued and outstanding,
        par value $5,690                                                                     6                 6
   Capital surplus                                                                       1,806             1,045
   Accumulated other comprehensive income                                                  324                16
   Retained earnings                                                                     2,654             2,125
----------------------------------------------------------------------------------------------------------------
        TOTAL STOCKHOLDER'S EQUITY                                                       4,790             3,192
        --------------------------------------------------------------------------------------------------------
             TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                           $    135,902      $    138,835
             ---------------------------------------------------------------------------------------------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                               ACCUMULATED OTHER
                                                                         COMPREHENSIVE INCOME (LOSS)
                                                                         -------------------------------

                                                                  NET UNREALIZED   NET GAIN ON
                                                                     GAIN ON        CASH FLOW                    TOTAL
                                              COMMON   CAPITAL    SECURITIES, NET     HEDGING     RETAINED    STOCKHOLDER'S
(IN MILLIONS) (UNAUDITED)                     STOCK    SURPLUS        OF TAX       INSTRUMENTS    EARNINGS       EQUITY
---------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000                     $ 6    $ 1,045          $  16         $    -       $  2,125      $ 3,192
COMPREHENSIVE INCOME

Net income                                                                                             529          529
                                                                                                                -------
Other comprehensive income, net of tax (1)
  Cumulative effect of accounting change(2)                              (18)            21                           3
  Net unrealized gain on securities (3)                                  241                                        241
  Net gain on cash flow hedging instruments                                              64                          64
Total other comprehensive income                                                                                    308
                                                                                                                -------
    TOTAL COMPREHENSIVE INCOME                                                                                      837
                                                                                                                -------
  Capital contribution from parent                        761                                                       761
-----------------------------------------------------------------------------------------------------------------------
    BALANCE, SEPTEMBER 30, 2001                $ 6    $ 1,806          $ 239             85       $  2,654      $ 4,790
-----------------------------------------------------------------------------------------------------------------------


NINE MONTHS ENDED SEPTEMBER 30, 2000

                                                                             ACCUMULATED OTHER
                                                                               COMPREHENSIVE
                                                                               INCOME (LOSS)
                                                                            ------------------
                                                                                   NET
                                                                            UNREALIZED CAPITAL
                                                                            GAINS (LOSSES) ON                        TOTAL
                                                  COMMON       CAPITAL       SECURITIES, NET     RETAINED       STOCKHOLDER'S
  (IN MILLIONS) (UNAUDITED)                       STOCK        SURPLUS           OF TAX          EARNINGS           EQUITY
-----------------------------------------------------------------------------------------------------------------------------

  Balance, December 31, 1999                       $ 6         $ 1,045          $  (255)         $ 1,823           $  2,619
  COMPREHENSIVE INCOME
  Net income                                                                                         387                387
                                                                                                                   --------
  Other comprehensive income, net of tax (1)
     Net unrealized gain on securities (3)                                           99                                  99
                                                                                                                   --------
  Total other comprehensive income                                                                                       99
                                                                                                                   --------
    TOTAL COMPREHENSIVE INCOME                                                                                          486
                                                                                                                   --------
    Dividend to parent                                                                              (185)              (185)
---------------------------------------------------------------------------------------------------------------------------
    BALANCE, SEPTEMBER 30, 2000                    $ 6         $ 1,045          $  (156)         $ 2,025           $  2,920
---------------------------------------------------------------------------------------------------------------------------

(1) UNREALIZED GAIN ON SECURITIES IS REFLECTED NET OF TAX PROVISION OF $130 AND $53 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000, RESPECTIVELY. CUMULATIVE EFFECT OF ACCOUNTING CHANGE IS NET OF TAX BENEFIT OF $2 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001. NET GAIN ON CASH FLOW HEDGING INSTRUMENTS IS NET OF TAX PROVISION OF $34 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001.
(2) UNREALIZED GAIN ON SECURITIES, NET OF TAX, INCLUDES CUMULATIVE EFFECT OF ACCOUNTING CHANGE OF $(3) TO NET INCOME AND $21 TO NET GAIN ON CASH FLOW HEDGING INSTRUMENTS.
(3) THERE WERE RECLASSIFICATION ADJUSTMENTS FOR AFTER-TAX LOSSES REALIZED IN NET INCOME OF ($12) AND $(29) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000, RESPECTIVELY.

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  NINE MONTHS ENDED
                                                                                                    SEPTEMBER 30,
                                                                                             --------------------------
(IN MILLIONS) (UNAUDITED)                                                                      2001             2000
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                                                $     529        $     387
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
   Net realized capital losses                                                                      36               44
   Cumulative effect of accounting changes, net of tax                                               6                -
   Amortization of deferred policy acquisition costs and present value of future profits           417              462
   Additions to deferred policy acquisition costs and present value of future profits             (719)            (691)
   Depreciation and amortization                                                                   (18)             (20)
   (Increase) decrease in premiums receivable and agents' balances                                  (3)               6
   (Decrease) increase in other liabilities                                                       (119)             169
   Change in receivables, payables and accruals                                                    (59)              40
   (Decrease) increase in accrued tax                                                              (22)             262
   Change in deferred income tax                                                                    35              (56)
   Increase in future policy benefits                                                              262              311
   (Increase) decrease in reinsurance recoverables                                                 (84)              27
   Other, net                                                                                     (111)              79
-----------------------------------------------------------------------------------------------------------------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                                    150            1,020
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of investments                                                                     (7,074)          (4,134)
   Sales of investments                                                                          3,191            3,458
   Maturities and principal paydowns of fixed maturity investments                               1,688            1,117
   Purchase of affiliates and other                                                                  -                2
   Acquisition of Fortis Financial Group                                                          (715)               -
-----------------------------------------------------------------------------------------------------------------------
      NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES                                      (2,910)             443
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Capital contribution from parent                                                                761                -
   Dividends paid                                                                                    -             (185)
   Net receipts (disbursements) for investment and universal life-type
      contracts charged against  policyholder accounts                                           2,014           (1,238)
-----------------------------------------------------------------------------------------------------------------------
      NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                                       2,775           (1,423)
-----------------------------------------------------------------------------------------------------------------------
   Net increase in cash                                                                             15               40
   Cash - beginning of period                                                                       56               55
-----------------------------------------------------------------------------------------------------------------------
      CASH - END OF PERIOD                                                                   $      71        $      95
-----------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
NET CASH PAID DURING THE PERIOD FOR
Income taxes                                                                                 $      27        $      34

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)
                                   (UNAUDITED)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Hartford Life Insurance Company and subsidiaries ("Hartford Life Insurance Company" or the "Company") an indirect, wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures which are normally included in financial statements prepared on the basis of accounting principles generally accepted in the United States have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, these statements include all adjustments which were normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods presented. For a description of significant accounting policies, see
Note 2 of Notes to Consolidated Financial Statements in Hartford Life Insurance Company's 2000 Form 10-K Annual Report.

On April 2, 2001, Hartford Life acquired the U.S. individual life insurance, annuity and mutual fund businesses of Fortis, Inc. (operating as "Fortis Financial Group", or "Fortis") which was affected through several reinsurance agreements with Hartford Life Insurance Company. The acquisition was accounted for as a purchase transaction and, as such, the applicable revenues and expenses generated by this business from April 2, 2001 forward are included in the Company's Consolidated Statements of Income. (For a further discussion of the Fortis Acquisition, see Note 4.)

Certain reclassifications have been made to prior year financial information to conform to the current year classification of transactions and accounts.

(B) ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137 and 138. The standard requires, among other things, that all derivatives be carried on the balance sheet at fair value. The standard also specifies hedge accounting criteria under which a derivative can qualify for special accounting. In order to receive special accounting, the derivative instrument must qualify as a hedge of either the fair value or the variability of the cash flow of a qualified asset or liability, or forecasted transaction. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. The Company's policy prior to adopting SFAS No. 133 was to carry its derivative instruments on the balance sheet in a manner similar to the hedged item(s).

Upon adoption of SFAS No. 133, the Company recorded a $3 charge in net income as a net of tax cumulative effect of accounting change. The transition adjustment was primarily comprised of gains and losses on derivatives that had been previously deferred and not adjusted to the carrying amount of the hedged item. Also included in the transition adjustment were offsetting gains and losses related to recognizing at fair value all derivatives that are designated as fair-value hedging instruments offset by the difference between the book values and fair values of related hedged items attributable to the hedged risks. The entire transition amount was previously recorded in Accumulated Other Comprehensive Income ("OCI") - Unrealized Gain/Loss on Securities in accordance with SFAS No. 115. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not affected by the implementation of SFAS No. 133.

Upon adoption, the Company also reclassified $21, net of tax, to Accumulated OCI
- Net Gain on Cash Flow Hedging Instruments from Accumulated OCI - Unrealized Gain/Loss on Securities. This reclassification reflects the January 1, 2001 net unrealized gain for all derivatives that are designated as cash-flow hedging instruments.

For a further discussion of the Company's accounting policies for derivative instruments, see Note 3 of Notes to Consolidated Financial Statements included in Hartford Life Insurance Company's March 31, 2001 Form 10-Q.

For a further discussion of Hartford Life Insurance Company's derivative results by hedge category for the quarter and nine months ended September 30, 2001, see
Note 3, Derivatives and Hedging Activities below.

Effective April 1, 2001, the Company adopted Emerging Issues Task Force ("EITF") Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". Under the consensus, investors in certain asset-backed securities are required to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other than temporary decline in value. If the fair value of the asset-backed security has declined below its carrying amount and the decline is determined to be other than temporary, the security is written down to fair value. Upon adoption of EITF 99-20, the Company recorded a $3 charge to net income as a net of tax cumulative effect of accounting change.

Effective September 2001, the Company adopted EITF Issue 01-10 "Accounting for the Impact of the Terrorist Attacks of September 11, 2001". Under the consensus, costs related to the terrorist acts should be reported as part of income from continuing operations and not as an extraordinary item. The Company has recognized and classified all direct and indirect costs associated with the attack of September 11 in accordance with the consensus. (For a discussion of the impact of the September 11 terrorist attack, see Note 2)

(C) FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes an accounting model for long-lived assets to be disposed of by sale that applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 will not have a material impact on the Company's financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires that all business combinations be accounted for under the purchase method. The purchase method of accounting requires that net assets acquired that constitute a business be recorded at their fair value with any excess cost over the amounts assigned to net assets acquired recorded as goodwill. SFAS No. 141 also requires that certain intangible assets acquired in a business combination be recognized apart from goodwill.

The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method of accounting for those transactions is prohibited. Adoption of SFAS No. 141 will not have a material impact on the Company's financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Under current accounting guidance, goodwill resulting from a business combination is amortized against income over its estimated useful life. Under SFAS No. 142, goodwill is no longer amortized as an expense but instead is reviewed and tested for impairment under a fair value approach. Goodwill will be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary.

Goodwill must be tested for impairment in the year of adoption with an initial test to determine potential impairment, to be performed within six months of adoption. If the initial test indicates potential impairment, then a more detailed analysis to determine the extent of the impairment related to goodwill must be completed within twelve months of adoption.

SFAS No. 142 also requires that the useful lives of previously recognized intangible assets other than goodwill be reassessed and the remaining amortization periods adjusted accordingly. The reassessment must be completed prior to the end of the first quarter of 2002.

All of the provisions of SFAS No. 142 will be applied beginning January 1, 2002 to all goodwill and other intangible assets, regardless of when those assets were initially recognized. Adoption of SFAS No. 142 will result in the elimination of goodwill amortization. The Company expects goodwill amortization to approximate $4, after-tax, in 2001 and to have approximated $6, after-tax in 2002. The Company is in the process of assessing the impacts from the implementation of the other provisions of SFAS No.142.

2. SEPTEMBER 11 TERRORIST ATTACK

As a result of the September 11 terrorist attack, the Company recorded an estimated loss amounting to $9, net of taxes and reinsurance, in the third quarter of 2001. The Company based the loss estimate upon a review of insured exposures using a variety of assumptions and actuarial techniques, including estimated amounts for unknown and unreported policyholder losses. Also included was an estimate of amounts recoverable under the Company's ceded reinsurance programs, including the cost of additional reinsurance premiums. As a result of the uncertainties involved in the estimation process, final claims settlement may vary from present estimates.

3. DERIVATIVES AND HEDGING ACTIVITIES

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options, in order to achieve one of three Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; or to control transaction costs. The Company is considered an "end-user" of derivative instruments and, as such, does not make a market or trade in these instruments for the express purpose of earning trading profits.

For a detailed discussion of the Company's use of derivative instruments see
Note 2 of Notes to Consolidated Financial Statements included in Hartford Life Insurance Company's March 31, 2001 Form 10-Q.

As of September 30, 2001, the Company reported $144 of derivative assets in other investments and $71 of derivative liabilities in other liabilities.

CASH-FLOW HEDGES

For the period ended September 30, 2001, the Company's gross gains and losses representing the total ineffectiveness of all cash-flow hedges essentially offset, with the net impact reported as realized capital gains or losses. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

Gains and losses on derivative contracts that are reclassified from OCI to current period earnings are included in the line item in the statement of income in which the hedged item is recorded. As of September 30, 2001, approximately $3 of after-tax deferred net gain on derivative instruments accumulated in OCI are expected to be reclassified to earnings during the next twelve months. This expectation is based on the anticipated interest payments on hedged investments in fixed maturity securities that will occur over the next twelve months, at which time the Company will recognize the deferred net gains/losses as an adjustment to interest income over the term of the investment cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is twelve months. As of September 30, 2001, the Company held approximately $2.0 billion in derivative notional value related to strategies categorized as cash-flow hedges. There were no reclassifications from OCI to earnings resulting from the discontinuance of cash-flow hedges during the nine months ended September 30, 2001.

FAIR-VALUE HEDGES

For the nine months ended September 30, 2001, the Company's gross gains and losses representing the total ineffectiveness of all fair-value hedges essentially offset, with the net impact reported as realized capital gains or losses. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness. As of September 30, 2001, the Company held approximately $214 in derivative notional value related to strategies categorized as fair-value hedges.

OTHER RISK MANAGEMENT ACTIVITIES

In general, the Company's other risk management activities relate to strategies used to meet the previously mentioned Company-approved objectives. Swap agreements, interest rate cap and floor agreements and option contracts are used to meet these objectives. Changes in the value of all derivatives held for other risk management purposes are reported in current period earnings as realized capital gains and losses. As of September 30, 2001 the Company held approximately $2.7 billion in derivative notional value related to strategies categorized as Other Risk Management Activities.

4. FORTIS ACQUISITION

On April 2, 2001, Hartford Life acquired Fortis Financial Group for $1.12 billion in cash. This acquisition was effected through several reinsurance agreements between Hartford Life Insurance Company and various subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisers, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis, Inc., by Hartford Life and Accident Insurance Company, the Company's parent. The acquisition was accounted for as a purchase transaction and, as such, the applicable revenues and expenses generated by this business from April 2, 2001 forward are included in the Company's Consolidated Statements of Income.

Hartford Life financed this acquisition through (1) a capital contribution from The Hartford of $615 from its February 16, 2001 offering of common stock, (2) net proceeds from the March 1, 2001 issuance of $400 of senior debt securities under Hartford Life's June 1998 shelf registration and (3) net proceeds from the March 6, 2001 issuance of $200 of trust preferred securities also under Hartford Life's June 1998 shelf registration.

The assets and liabilities acquired in this transaction were recorded at values prescribed by applicable purchase accounting rules, which generally represent estimated fair value. In addition, an intangible asset representing the present value of future profits ("PVP") of the acquired business was established in the amount of $605. The PVP is amortized to expense in relation to the estimated gross profits of the underlying insurance contracts, and interest is accreted on the unamortized balance. For the quarter ended September 30, 2001, amortization of PVP amounted to $10. Goodwill of $169, representing the excess of the purchase price over the amount of net assets (including PVP) acquired related to the insurance operations purchased by the Company, has also been recorded and is being amortized on a straight-line basis over a 25 year period.

5. SALE OF SUDAMERICANA HOLDING S.A.

On September 7, 2001, Hartford Life completed the sale of its ownership interest in an Argentine subsidiary, Sudamericana Holding S.A. The Company recognized an after-tax net realized capital loss of $11 related to the sale.

6. COMMITMENTS AND CONTINGENT LIABILITIES

(A) LITIGATION

Hartford Life Insurance Company is involved or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability, if any, arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

(B) TAX MATTERS

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"). In August 2001, the Company recorded a $130 benefit primarily the result of the favorable treatment of certain tax matters related to separate account investment activity arising during the 1996-2000 tax years. During 2000, the Company recorded a $24 tax benefit as a result of a settlement with the IRS with respect to certain similar tax matters for the 1993-1995 tax years.

Management believes that adequate provisions have been made in the financial statements for any potential assessments that may result from tax examination and other tax related matters for all open tax years.

7. SEGMENT INFORMATION

Hartford Life Insurance Company is organized into three reportable operating segments which include Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). Investment Products offers individual variable and fixed annuities, retirement plan services and other investment products. Individual Life sells a variety of life insurance products, including variable life, universal life, interest sensitive whole life and term life insurance. COLI primarily offers variable products used by employers to fund non-qualified benefits or other post-employment benefit obligations as well as leveraged COLI. The Company includes in "Other" corporate items not directly allocable to any of its reportable operating segments, as well as certain group benefit products including group life and disability insurance that is directly written by the Company and is substantially ceded to its parent, Hartford Life and Accident Insurance Company, a wholly-owned subsidiary of Hartford Life, Inc.

The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies in Note 2 of Notes to Consolidated Financial Statements in Hartford Life Insurance Company's 2000 Form 10-K Annual Report. Hartford Life Insurance Company evaluates performance of its segments based on revenues, net income and the segment's return on allocated capital. The Company charges direct operating expenses to the appropriate segment and allocates the majority of indirect expenses to the segments based on an intercompany expense arrangement. Intersegment revenues are not significant and primarily occur between corporate and the operating segments. These amounts include interest income on allocated surplus and the allocation of net realized capital gains and losses through net investment income utilizing the duration of the segment's investment portfolios. The following tables present summarized financial information concerning the Company's segments.

THIRD QUARTER ENDED           Investment      Individual
SEPTEMBER 30, 2001             Products          Life           COLI          Other       Total
-------------------------------------------------------------------------------------------------

Total revenues                 $   525         $  205          $  169         $  18      $   917
Net income                          92             26               8           139          265
-------------------------------------------------------------------------------------------------

THIRD QUARTER ENDED           Investment      Individual
SEPTEMBER 30, 2000             Products          Life           COLI          Other       Total
-------------------------------------------------------------------------------------------------

Total revenues                 $   522         $  141          $  238         $  18      $   919
Net income                          86             19               9            15          129
-------------------------------------------------------------------------------------------------

NINE MONTHS ENDED             Investment      Individual
SEPTEMBER 30, 2001             Products          Life           COLI          Other       Total
-------------------------------------------------------------------------------------------------

Total revenues                 $ 1,578         $  553          $  532         $  64      $ 2,727
Net income                         278             75              26           150          529
-------------------------------------------------------------------------------------------------

NINE MONTHS ENDED             Investment      Individual
SEPTEMBER 30, 2001             Products          Life           COLI          Other       Total
-------------------------------------------------------------------------------------------------

Total revenues                 $ 1,548         $  405          $  572         $  63      $ 2,588
Net income                         262             53              25            47          387
------------------------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ----------------------------------------------------

To Hartford Life Insurance Company:

We have audited the accompanying Consolidated Balance Sheets of Hartford Life Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the related Consolidated Statements of Income, Changes in Stockholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2000. These Consolidated Financial Statements and the schedules referred to below are the responsibility of Hartford Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Schedules are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Hartford, Connecticut
January 25, 2001                                             ARTHUR ANDERSEN LLP

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    FOR THE YEARS ENDED
                                                                        DECEMBER 31,
----------------------------------------------------------------------------------------------
                                                               2000         1999         1998
----------------------------------------------------------------------------------------------
                                                                       (in millions)
REVENUES
  Fee income                                                  $2,109       $1,935       $2,089
  Earned premiums and other                                       97          110          129
  Net investment income                                        1,326        1,359        1,759
  Net realized capital losses                                    (85)          (4)          (2)
----------------------------------------------------------------------------------------------
                                              TOTAL REVENUES   3,447        3,400        3,975
----------------------------------------------------------------------------------------------
BENEFITS, CLAIMS AND EXPENSES
  Benefits, claims and claim adjustment expenses               1,495        1,574        1,911
  Insurance expenses and other                                   600          631          766
  Amortization of deferred policy acquisition costs              604          539          431
  Dividends to policyholders                                      67          104          329
----------------------------------------------------------------------------------------------
                         TOTAL BENEFITS, CLAIMS AND EXPENSES   2,766        2,848        3,437
----------------------------------------------------------------------------------------------
  Income before income tax expense                               681          552          538
  Income tax expense                                             194          191          188
----------------------------------------------------------------------------------------------
                                                  NET INCOME  $  487       $  361       $  350
----------------------------------------------------------------------------------------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                     AS OF DECEMBER 31,
------------------------------------------------------------------------------------------

                                                                     2000           1999
------------------------------------------------------------------------------------------
                                                                    (in millions, except
                                                                       for share data)
ASSETS
  Investments
  Fixed maturities, available for sale, at fair value
   (amortized cost of $14,219 and $13,923)                         $ 14,257       $ 13,499
  Equity securities, available for sale, at fair value                   48             56
  Policy loans, at outstanding balance                                3,573          4,187
  Other investments                                                     784            342
------------------------------------------------------------------------------------------
                                           TOTAL INVESTMENTS         18,662         18,084
------------------------------------------------------------------------------------------
  Cash                                                                   56             55
  Premiums receivable and agents' balances                               15             29
  Reinsurance recoverables                                            1,257          1,274
  Deferred policy acquisition costs                                   4,325          4,013
  Deferred income tax                                                   239            459
  Other assets                                                          537            654
  Separate account assets                                           113,744        110,397
------------------------------------------------------------------------------------------
                                                TOTAL ASSETS       $138,835       $134,965
------------------------------------------------------------------------------------------
LIABILITIES
  Future policy benefits                                           $  4,828       $  4,332
  Other policyholder funds                                           14,947         16,004
  Other liabilities                                                   2,124          1,613
  Separate account liabilities                                      113,744        110,397
------------------------------------------------------------------------------------------
                                           TOTAL LIABILITIES        135,643        132,346
------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES, NOTE 12
STOCKHOLDER'S EQUITY
  Common stock -- 1,000 shares authorized, issued and
   outstanding, par value $5,690                                          6              6
  Capital surplus                                                     1,045          1,045
  Accumulated other comprehensive income (loss)
    Net unrealized capital gains (losses) on securities, net
     of tax                                                              16           (255)
------------------------------------------------------------------------------------------
         TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)             16           (255)
------------------------------------------------------------------------------------------
  Retained earnings                                                   2,125          1,823
------------------------------------------------------------------------------------------
                                  TOTAL STOCKHOLDER'S EQUITY          3,192          2,619
------------------------------------------------------------------------------------------
                  TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY       $138,835       $134,965
------------------------------------------------------------------------------------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                               Accumulated Other
                                                                 Comprehensive
                                                                 Income (Loss)
                                                               -----------------
                                                               Net Unrealized
                                                               Capital Gains
                                                               (Losses) on                        Total
                                            Common   Capital   Securities,         Retained     Stockholder's
                                            Stock    Surplus   Net of Tax          Earnings      Equity
-------------------------------------------------------------------------------------------------------------
                                                                     (in millions)
2000
Balance, December 31, 1999                    $6     $1,045          $(255)          $1,823        $2,619
Comprehensive income
  Net income                                  --         --             --              487           487
Other comprehensive income, net of tax
 (1):
  Net change in unrealized capital gains
   (losses) on securities (2)                 --         --            271               --           271
Total other comprehensive income                                                                      271
  Total comprehensive income                                                                          758
  Dividends                                                                            (185)         (185)
-------------------------------------------------------------------------------------------------------------
                BALANCE, DECEMBER 31, 2000    $6     $1,045          $  16           $2,125        $3,192
-------------------------------------------------------------------------------------------------------------
1999
Balance, December 31, 1998                    $6     $1,045          $ 184           $1,462        $2,697
Comprehensive income
  Net income                                  --         --             --              361           361
Other comprehensive income (loss), net of
 tax (1):
  Net change in unrealized capital gains
   (losses) on securities (2)                 --         --           (439)              --          (439)
Total other comprehensive loss                                                                       (439)
  Total comprehensive loss                                                                            (78)
-------------------------------------------------------------------------------------------------------------
                BALANCE, DECEMBER 31, 1999    $6     $1,045          $(255)          $1,823        $2,619
-------------------------------------------------------------------------------------------------------------
1998
Balance, December 31, 1997                    $6     $1,045          $ 179           $1,113        $2,343
Comprehensive income
  Net income                                  --         --             --              350           350
Other comprehensive income, net of tax
 (1):
  Net change in unrealized capital gains
   on securities (2)                          --         --              5               --             5
Total other comprehensive income                                                                        5
  Total comprehensive income                                                                          355
  Dividends                                                                              (1)           (1)
-------------------------------------------------------------------------------------------------------------
                BALANCE, DECEMBER 31, 1998    $6     $1,045          $ 184           $1,462        $2,697
-------------------------------------------------------------------------------------------------------------

(1) Net change in unrealized capital gain (loss) on securities is reflected net of tax of $147, $(236) and $3, for the years ended December 31, 2000, 1999 and 1998, respectively.

(2) Net of reclassification adjustment for after-tax losses realized in net income of $55, $2 and $1 for the years ended December 31, 2000, 1999 and 1998, respectively.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
--------------------------------------------------------------------------------------------
                                                                2000       1999       1998
--------------------------------------------------------------------------------------------
                                                                      (in millions)
OPERATING ACTIVITIES
  Net income                                                  $   487    $   361    $   350
  Adjustments to reconcile net income to net cash provided
   by operating activities
  Net realized capital losses                                      85          4          2
  Amortization of deferred policy acquisition costs               604        539        431
  Additions to deferred policy acquisition costs                 (916)      (899)      (890)
  Depreciation and amortization                                   (28)       (18)       (23)
  Loss due to commutation of reinsurance (See Note 9)              --         16         --
  Decrease (increase) in premiums receivable and agents'
   balances                                                        14        (18)         1
  Increase (decrease) in other liabilities                        375       (303)      (120)
  Change in receivables, payables, and accruals                    53        165        124
  Increase (decrease) in accrued taxes                             34       (163)        60
  Decrease (increase) in deferred income tax                       73        241       (118)
  Increase in future policy benefits                              496        797        536
  Decrease (increase) in reinsurance recoverables                  32       (318)      (101)
  Other, net                                                       24        (79)       119
--------------------------------------------------------------------------------------------
                   NET CASH PROVIDED BY OPERATING ACTIVITIES    1,333        325        371
--------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchases of investments                                     (5,800)    (5,753)    (6,061)
  Sales of investments                                          4,230      6,383      4,901
  Maturity and principle paydowns of fixed maturity
   investments                                                  1,521      1,818      1,761
  Purchases of affiliates and other                                 5        (25)        --
--------------------------------------------------------------------------------------------
        NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES      (44)     2,423        601
--------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Dividends paid                                                 (185)        --         --
  Net disbursements for investment and universal life-type
   contracts charged against policyholder accounts             (1,103)    (2,710)    (1,009)
--------------------------------------------------------------------------------------------
    Net cash used for financing activities                     (1,288)    (2,710)    (1,009)
--------------------------------------------------------------------------------------------
  Net increase (decrease) in cash                                   1         38        (37)
  Cash -- beginning of year                                        55         17         54
--------------------------------------------------------------------------------------------
  Cash -- end of year                                         $    56    $    55    $    17
--------------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information:
  Net Cash Paid During the Year for:
  Income taxes                                                $   173    $   111    $   263
Noncash Investing Activities:
  In 1999, the Company's parent, Hartford Life and Accident Insurance Company, recaptured an in force block of individual life insurance previously ceded to the Company. This commutation resulted in a reduction in the Company's assets of $666, consisting of $556 of invested assets, $99 of deferred policy acquisition costs and $11 of other assets.
   Liabilities decreased $650, consisting of $543 of other policyholder funds, $60 of future policy benefits and $47 of other liabilities. As a result, the Company recognized an after-tax loss relating to this transaction of $16.

  In 1998, due to the recapture of an in force block of business previously ceded to MBL
   Life Assurance Co. of New Jersey, reinsurance recoverables of $4,753 were exchanged for the fair value of assets comprised of $4,310 in policy loans and $443 in other net assets.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN MILLIONS EXCEPT PER SHARE DATA UNLESS OTHERWISE STATED)

 -----------------------------------------------------------------------------

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

These Consolidated Financial Statements include Hartford Life Insurance Company and its wholly-owned subsidiaries ("Hartford Life Insurance Company" or the "Company"), Hartford Life and Annuity Insurance Company ("HLAI"), Hartford International Life Reassurance Corporation ("HLRe") and Servus Life Insurance Company, formerly Royal Life Insurance Company of America. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life is a direct subsidiary of Hartford Fire Insurance Company ("Hartford Fire"), a direct subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). In November 1998, Hartford Life Insurance Company transferred in the form of a dividend, Hartford Financial Services, LLC and its subsidiaries to HLA.

Pursuant to an initial public offering (the "IPO") on May 22, 1997, Hartford Life sold to the public 26 million shares of Class A Common Stock at $28.25 per share and received proceeds, net of offering expenses, of $687. The 26 million shares sold in the IPO represented approximately 18.6% of the equity ownership in Hartford Life. On June 27, 2000, The Hartford acquired all of the outstanding common shares of Hartford Life not already owned by The Hartford (The Hartford Acquisition). As a result of The Hartford Acquisition, Hartford Life became a direct subsidiary of Hartford Fire.

Along with its parent, HLA, the Company is a leading financial services and insurance group which provides (a) investment products, such as individual variable annuities and fixed market value adjusted annuities, mutual funds and retirement plan services for savings and retirement needs; (b) individual life insurance for income protection and estate planning; (c) group benefits products such as group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA, and (d) corporate owned life insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

These Consolidated Financial Statements are prepared on the basis of accounting principles generally accepted in the United States, which differ materially from the statutory accounting practices prescribed by various insurance regulatory authorities. All material intercompany transactions and balances between Hartford Life Insurance Company and its subsidiaries have been eliminated.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs and the liability for future policy benefits and other policyholder funds. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

(b) ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2000, Hartford Life Insurance Company adopted Statement of Position (SOP) No. 98-7, "Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk". This SOP provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. Adoption of this SOP did not have a material impact on the Company's financial condition or results of operations.

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides that if registrants have not applied the accounting therein, they should implement the SAB and report a change in accounting principle. SAB 101, as subsequently amended, became effective for the Company in the fourth quarter of 2000. The adoption of SAB 101 did not have a material impact on the Company's financial condition or results of operations.

Effective January 1, 1999, Hartford Life Insurance Company adopted SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP provides guidance on accounting for costs of internal use software and in determining whether software is for internal use. The SOP defines internal use software as software that is acquired, internally developed, or modified solely to meet internal needs and identifies stages of software development and accounting for the related costs incurred during the stages. Adoption of this SOP did not have a material impact on the Company's financial condition or results of operations.

Effective January 1, 1999, Hartford Life Insurance Company adopted SOP No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". This SOP addresses accounting by insurance and other enterprises for assessments related to insurance activities including recognition, measurement and disclosure of guaranty fund or other assessments. Adoption of this SOP did not have a material impact on the Company's financial condition or results of operations.

(c) FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In October 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of
Liabilities -- a Replacement of FASB Statement No. 125". SFAS No. 140 revises the criteria for accounting for certain transfers of financial assets and the reporting and disclosure requirements for collateral arrangements. Implementation of the accounting provisions of SFAS No. 140 is not expected to have a material impact on the Company's financial condition or results of operations.

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after March 15, 2001. Adoption of EITF No. 99-20 is not expected to have a material impact on the Company's financial condition or results of operations.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 133 requires, among other things, that all derivatives be carried on the balance sheet at fair value. SFAS No. 133 also specifies hedge accounting criteria under which a derivative can qualify for special accounting. SFAS No. 138 amended SFAS No. 133 so that for interest rate hedges, a company may designate as the hedged risk the risk of changes only in a benchmark interest rate. Also, credit risk is newly defined as the company-specific spread over the benchmark interest rate and may be hedged separately from, or in combination with, the benchmark interest rate. Initial application of SFAS No. 133, as amended, for Hartford Life Insurance Company began January 1, 2001. Implementation of SFAS No. 133, as amended, is expected to result in a cumulative transition adjustment charge of $3 after-tax. However, the FASB's Derivative Implementation Group continues to deliberate on multiple issues, the resolution of which could have a significant impact on the Company's expectations.

(d) REVENUE RECOGNITION

Fee income for investment and universal life-type contracts consists of policy charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders' account balances and are recognized in the period in which services are provided. Premiums for traditional life insurance are recognized as revenues when due from policyholders. Retrospective and contingent commissions and other related expenses are incurred and recorded in the same period that the retrospective premiums are recorded or other contract provisions are met.

(e) DIVIDENDS TO POLICYHOLDERS

Policyholder dividends are accrued using an estimate of the amount to be paid based on underlying contractual obligations under participating policies and applicable state laws. If limitations exist on the amount of net income from participating life insurance contracts that may be distributed to stockholders, the policyholders' share of net income on those contracts that cannot be distributed is excluded from stockholder's equity by a charge to operations and a credit to a liability.

Participating life insurance in force accounted for 18%, 24% and 25% as of December 31, 2000, 1999 and 1998, respectively, of total life insurance in force. Dividends to policyholders were $67, $104 and $329 for the years ended December 31, 2000, 1999 and 1998, respectively. There were no additional amounts of income allocated to participating policyholders.

(f) INVESTMENTS

Hartford Life Insurance Company's investments in both fixed maturities, which include bonds, redeemable preferred stock and commercial paper, and equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, these securities are carried at fair value with the after-tax difference from cost reflected in stockholder's equity as a component of accumulated other comprehensive income. Policy loans are carried at outstanding balance which approximates fair value. Other invested assets primarily consist of partnership investments, which are accounted for by the equity method, and mortgage loans, whereby the carrying value approximates fair value.

Net realized capital gains (losses) on security transactions associated with the Company's immediate participation guaranteed contracts are recorded and effectively offset by amounts owed to policyholders and were $(9), $2 and $8 for the years ended December 31, 2000, 1999 and 1998, respectively. Under the terms of the contracts, the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them. Net realized capital gains and losses, excluding those related to immediate participation guaranteed contracts, are reported as a component of revenue and are determined on a specific identification basis.

The Company's accounting policy for impairment requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for appropriate valuation on an ongoing basis.

(g) DERIVATIVE INSTRUMENTS

HEDGE ACCOUNTING -- Hartford Life Insurance Company uses a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options in compliance with Company policy and in order to achieve one of three Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; or to control transaction costs. The Company is considered an end user of derivative instruments and as such does not make a market or trade in these instruments for the express purpose of earning trading profits. Hartford Life Insurance Company's accounting for derivative instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts", SFAS No. 52, "Foreign Currency Translation", American Institute of Certified Public Accountants (AICPA) Issue Paper No. 86-2, "Accounting for Options" and various Emerging Issues Task Force pronouncements. Written options are used, in all cases in conjunction with other assets and derivatives, as part of the Company's asset and liability management strategy. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivative instruments used to hedge fixed maturities or equity securities are carried at fair value with the after-tax difference from cost reflected in stockholder's equity as a component of accumulated other comprehensive income. Derivative instruments used to hedge other invested assets or liabilities are carried at cost. For a discussion of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", issued in June 1998, see (c) Future Adoption of New Accounting Standards. Initial application of SFAS No. 133, as amended, for Hartford Life Insurance Company began in the first quarter of 2001.

Derivative instruments must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. Hartford Life Insurance Company's correlation threshold for hedge designation is 80% to 120%. If correlation, which is assessed monthly or quarterly and measured based on a rolling three month average, falls outside the 80% to 120% range, hedge accounting will be terminated. Derivative instruments used to create a synthetic asset must meet synthetic accounting criteria, including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Consistent with industry practice, synthetic instruments are accounted for like the financial instrument they are intended to replicate. Derivative instruments which fail to meet risk management criteria are marked to market with the impact reflected in the Consolidated Statements of Income.

FUTURES -- Gains or losses on financial futures contracts entered into in anticipation of the investment of future receipt of product cash flows are deferred and, at the time of the ultimate investment purchase, reflected as an adjustment to the cost basis of the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the cost basis of the hedged asset when the contract futures are closed, except for futures used in duration hedging, which are deferred and basis adjusted on a quarterly basis. The basis adjustments are amortized into net investment income over the remaining asset life.

FORWARD COMMITMENTS -- Open forward commitment contracts are marked to market through stockholder's equity as a component of accumulated other comprehensive income. Such contracts are accounted for at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of forward commitment contracts are recognized immediately in the Consolidated Statements of Income as a component of net investment income.

OPTIONS -- The cost of options entered into as part of a risk management strategy are basis adjusted to the underlying asset or liability and amortized over the remaining life of the option. Gains or losses on expiration or termination are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life.

INTEREST RATE SWAPS -- Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to investment income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase (anticipatory transaction) are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized capital gain or loss.

INTEREST RATE CAPS AND FLOORS -- Premiums paid on purchased cap or floor agreements and the premium received on issued cap or floor agreements (used for risk management) are adjusted into the basis of the applicable asset or liability and amortized over the asset life or liability life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset or liability life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

FORWARD EXCHANGE AND CURRENCY SWAPS CONTRACTS -- Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52. Changes in the spot rate of instruments designated as hedges of the net investment in a foreign subsidiary are reflected in stockholder's equity as a component of accumulated other comprehensive income.

(h) SEPARATE ACCOUNTS

Hartford Life Insurance Company maintains separate account assets and liabilities which are reported at fair value. Separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the policyholders. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts, wherein the policyholder assumes substantially all the investment risk and rewards, and guaranteed separate accounts, wherein the Company contractually guarantees either a minimum return or account value to the policyholder.

(i) DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs, which include commissions and certain other expenses associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, usually 20 years. Generally, acquisition costs are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of expected gross profits from investment, mortality and expense margins and surrender charges. Actual gross profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization. Management periodically reviews these estimates and evaluates the recoverability of the deferred acquisition cost asset. When appropriate, management revises its assumptions on the estimated gross profits of these contracts and the cumulative amortization for the books of business are re-estimated and adjusted by a cumulative charge or credit to income.

Acquisition costs and their related deferral are included in the Company's insurance expenses and other as follows:

                                                                     2000        1999         1998
                                                                     ------------------------------
Commissions                                                          $ 929       $ 887       $1,069
Deferred acquisition costs                                            (916)       (899)        (890)
General insurance expenses and other                                   587         643          587
                                                                     ------------------------------
                                INSURANCE EXPENSES AND OTHER         $ 600       $ 631       $  766
                                                                     ------------------------------

(j) FUTURE POLICY BENEFITS
Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued.

(k) OTHER POLICYHOLDER FUNDS
Other policyholder funds include reserves for investment contracts without life contingencies, corporate owned life insurance and universal life insurance contracts. Of the amounts included in other policyholder funds, $14.9 billion and $16.0 billion for the years ended December 31, 2000 and 1999, respectively, represent policyholder obligations.
The liability for policy benefits for universal life-type contracts is equal to the balance that accrues to the benefit of policyholders, including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract. For investment contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period.

3. INVESTMENTS AND DERIVATIVE INSTRUMENTS

(a) COMPONENTS OF NET INVESTMENT INCOME

                                                                         For the years ended
                                                                             December 31,
                                                                   --------------------------------
                                                                    2000         1999         1998
                                                                   --------------------------------
Interest income from fixed maturities                              $  959       $  934       $  952
Interest income from policy loans                                     305          391          789
Income from other investments                                          75           48           32
                                                                   --------------------------------
Gross investment income                                             1,339        1,373        1,773
Less: Investment expenses                                              13           14           14
                                                                   --------------------------------
                                       NET INVESTMENT INCOME       $1,326       $1,359       $1,759
                                                                   --------------------------------

(b) COMPONENTS OF NET REALIZED CAPITAL (LOSSES) GAINS

                                                                       For the years ended
                                                                          December 31,
                                                                   ---------------------------
                                                                   2000        1999       1998
                                                                   ---------------------------
Fixed maturities                                                   $(106)      $(5)       $(20)
Equity securities                                                      3         2          21
Real Estate and other                                                  9         1           5
Change in liability to policyholders for net realized
 capital losses (gains)                                                9        (2)         (8)
                                                                   ---------------------------
                                 NET REALIZED CAPITAL LOSSES       $ (85)      $(4)       $ (2)
                                                                   ---------------------------

(C) NET CHANGE IN UNREALIZED CAPITAL (LOSSES) GAINS ON EQUITY SECURITIES

                                                                      For the years ended
                                                                          December 31,
                                                                   --------------------------
                                                                   2000       1999       1998
                                                                   --------------------------
Gross unrealized capital gains                                     $ 2        $ 9        $ 2
Gross unrealized capital losses                                     (5)        (2)        (1)
                                                                   --------------------------
Net unrealized capital (losses) gains                               (3)         7          1
Deferred income taxes                                               (1)         2         --
                                                                   --------------------------
Net unrealized capital (losses) gains, net of tax                   (2)         5          1
Balance -- beginning of year                                         5          1          9
                                                                   --------------------------
   NET CHANGE IN UNREALIZED CAPITAL (LOSSES) GAINS ON EQUITY
                                                  SECURITIES       $(7)       $ 4        $(8)
                                                                   --------------------------

(d) NET CHANGE IN UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED MATURITIES

                                                                        For the years ended
                                                                           December 31,
                                                                   -----------------------------
                                                                   2000        1999        1998
                                                                   -----------------------------
Gross unrealized capital gains                                     $ 269       $  48       $ 421
Gross unrealized capital losses                                     (231)       (472)       (108)
Unrealized capital gains (losses) credited to policyholders          (10)         24         (32)
                                                                   -----------------------------
Net unrealized capital gains (losses)                                 28        (400)        281
Deferred income taxes                                                 10        (140)         98
                                                                   -----------------------------
Net unrealized capital gains (losses), net of tax                     18        (260)        183
Balance -- beginning of year                                        (260)        183         170
                                                                   -----------------------------
    NET CHANGE IN UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED
                                                  MATURITIES       $ 278       $(443)      $  13
                                                                   -----------------------------

(e) FIXED MATURITY INVESTMENTS

                                                                           As of December 31, 2000
                                                         ------------------------------------------------------------
                                                                           Gross            Gross
                                                         Amortized       Unrealized       Unrealized
                                                           Cost            Gains            Losses         Fair Value
                                                         ------------------------------------------------------------
U.S. Government and Government agencies and
 authorities (guaranteed and sponsored)                   $   185           $ 16            $  --           $   201
U.S. Government and Government agencies and
 authorities (guaranteed and sponsored) -- asset
 backed                                                       895             20               (9)              906
States, municipalities and political subdivisions              79              5               (1)               83
Foreign governments                                           269              7               (8)              268
Public utilities                                              557              4              (10)              551
All other corporate, including international                5,816            102             (153)            5,765
All other corporate -- asset backed                         5,284            112              (39)            5,357
Short-term investments                                        750             --               --               750
Certificates of deposit                                       383              3              (11)              375
Redeemable preferred stock                                      1             --               --                 1
                                                         ------------------------------------------------------------
                            TOTAL FIXED MATURITIES        $14,219           $269            $(231)          $14,257
                                                         ------------------------------------------------------------

                                                                           As of December 31, 1999
                                                         ------------------------------------------------------------
                                                                           Gross            Gross
                                                         Amortized       Unrealized       Unrealized
                                                           Cost            Gains            Losses         Fair Value
                                                         ------------------------------------------------------------
U.S. Government and Government agencies and
 authorities (guaranteed and sponsored)                   $   180           $ 5             $  (3)          $   182
U.S. Government and Government agencies and
 authorities (guaranteed and sponsored) -- asset
 backed                                                     1,094             5               (35)            1,064
States, municipalities and political subdivisions             155             2                (1)              156
Foreign governments                                           289             6               (14)              281
Public utilities                                              865             7               (39)              833
All other corporate, including international                5,646            18              (244)            5,420
All other corporate -- asset backed                         4,103             5              (123)            3,985
Short-term investments                                      1,156            --                --             1,156
Certificates of deposit                                       434            --               (12)              422
Redeemable preferred stock                                      1            --                (1)               --
                                                         ------------------------------------------------------------
                            TOTAL FIXED MATURITIES        $13,923           $48             $(472)          $13,499
                                                         ------------------------------------------------------------

The amortized cost and estimated fair value of fixed maturity investments as of December 31, 2000 by estimated maturity year are shown below. Expected maturities differ from contractual maturities due to call or prepayment provisions. Asset backed securities, including mortgage backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds experienced at the interest rate levels projected for the applicable underlying collateral and can be expected to vary from actual experience.

                                                      Amortized
                                                        Cost            Fair Value
                                                      ----------------------------
MATURITY
One year or less                                       $ 1,238           $ 1,238
Over one year through five years                         5,532             5,570
Over five years through ten years                        4,258             4,305
Over ten years                                           3,191             3,144
                                                      ----------------------------
                                               TOTAL   $14,219           $14,257
                                                      ----------------------------

(f) SALES OF FIXED MATURITY AND EQUITY SECURITY INVESTMENTS

Sales of fixed maturities, excluding short-term fixed maturities, for the years ended December 31, 2000, 1999 and 1998 resulted in proceeds of $3.0 billion, $3.4 billion and $3.2 billion, gross realized capital gains of $29, $153 and $103, gross realized capital losses (including writedowns) of $126, $160 and $131, respectively. Sales of equity security investments for the years ended December 31, 2000, 1999 and 1998 resulted in proceeds of $15, $7 and $35 and gross realized capital gains of $5, $2 and $21, respectively, and gross realized capital losses of $2 for the year ended December 31, 2000. There were no realized capital losses on sales of equity security investments in 1999 and 1998.

(g) CONCENTRATION OF CREDIT RISK

The Company is not exposed to any concentration of credit risk in fixed maturities of a single issuer greater than 10% of stockholder's equity.

(h) DERIVATIVE INSTRUMENTS

Hartford Life Insurance Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options, in compliance with Company policy and in order to achieve one of three Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; or, to control transactions costs. The Company utilizes derivative instruments to manage market risk through four principal risk management strategies: hedging anticipated transactions, hedging liability instruments, hedging invested assets and hedging portfolios of assets and/or liabilities. The Company is considered an end user of derivative instruments and, as such, does not make a market or trade in these instruments for the express purpose of earning trading profits.

The Company maintains a derivatives counterparty exposure policy which establishes market based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. Credit exposures are generally quantified weekly and netted, and collateral is pledged to or held by the Company to the extent the current value of derivatives exceed exposure policy thresholds.

The Company's derivative program is monitored by an internal compliance unit and is reviewed by senior management. Notional amounts, which represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk, pertaining to derivative financial instruments (excluding the Company's guaranteed separate account derivative investments, see Note 5), totaled $3.7 billion and $5.5 billion ($3.0 billion and $3.9 billion related to the Company's investments and $661 and $1.6 billion related to Company's liabilities) as of December 31, 2000 and 1999, respectively.

The tables below provide a summary of derivative instruments held by Hartford Life Insurance Company as of December 31, 2000 and 1999, segregated by major investment and liability category:

                                                      2000 -- Amount Hedged (Notional Amounts)
                               ---------------------------------------------------------------------------------------
                                Total     Issued     Purchased                   Interest Rate    Foreign      Total
                               Carrying   Caps &    Caps, Floors                    Swaps &       Currency    Notional
        ASSETS HEDGED           Value     Floors     & Options     Futures (1)     Forwards      Swaps (2)     Amount
                               ---------------------------------------------------------------------------------------
Asset backed securities
 (excluding anticipatory)      $ 6,262     $ --        $   --          $--          $1,492          $--        $1,492
Anticipatory (3)                    --       --            --          144              --           --           144
Other bonds and notes            7,245      139           158           --           1,081           34         1,412
Short-term investments             750       --            --           --              --           --            --
                               ---------------------------------------------------------------------------------------
       TOTAL FIXED MATURITIES   14,257      139           158          144           2,573           34         3,048
Equity securities, policy
 loans and other investments     4,405       --            --           --              --           --            --
                               ---------------------------------------------------------------------------------------
            TOTAL INVESTMENTS  $18,662      139           158          144           2,573           34         3,048
                               ---------------------------------------------------------------------------------------
     OTHER POLICYHOLDER FUNDS  $14,947       --           650           --              11           --           661
                               ---------------------------------------------------------------------------------------
 TOTAL DERIVATIVE INSTRUMENTS
                           --
               NOTIONAL VALUE              $139        $  808          $144         $2,584          $34        $3,709
                               ---------------------------------------------------------------------------------------
 TOTAL DERIVATIVE INSTRUMENTS
                           --
                   FAIR VALUE              $ (4)       $    5          $--          $   26          $--        $   27
                               ---------------------------------------------------------------------------------------

                                                      1999 -- Amount Hedged (Notional Amounts)
                                 -----------------------------------------------------------------------------------
                                  Total     Issued    Purchased                 Interest Rate    Foreign     Total
                                 Carrying   Caps &     Caps &                      Swaps &      Currency    Notional
         ASSETS HEDGED            Value     Floors     Floors     Futures (1)     Forwards      Swaps (2)    Amount
                                 -----------------------------------------------------------------------------------
Asset backed securities
 (excluding anticipatory)        $ 5,049    $   --     $   --         $--          $  911          $--       $  911
Anticipatory (3)                      --        --         --           5             112           --          117
Other bonds and notes              7,294       494        611          --           1,676           80        2,861
Short-term investments             1,156        --         --          --              --           --           --
                                 -----------------------------------------------------------------------------------
         TOTAL FIXED MATURITIES   13,499       494        611           5           2,699           80        3,889
Equity securities, policy loans
 and other investments             4,585        --         --          --              --           --           --
                                 -----------------------------------------------------------------------------------
              TOTAL INVESTMENTS  $18,084       494        611           5           2,699           80        3,889
                                 -----------------------------------------------------------------------------------
       OTHER POLICYHOLDER FUNDS  $16,004        --      1,150          --             430           --        1,580
                                 -----------------------------------------------------------------------------------
TOTAL DERIVATIVE INSTRUMENTS --
                 NOTIONAL VALUE             $  494     $1,761         $ 5          $3,129          $80       $5,469
                                 -----------------------------------------------------------------------------------
TOTAL DERIVATIVE INSTRUMENTS --
                     FAIR VALUE             $  (22)    $    8         $--          $  (30)         $ 2       $  (42)
                                 -----------------------------------------------------------------------------------

    (1) As of December 31, 2000 and 1999, 100% of the notional futures contracts mature within one year.

    (2) As of December 31, 2000, no foreign currency swaps mature within one year. As of December 31, 1999, approximately 28% of foreign currency swaps were scheduled to mature within one year. In years 2007 to 2009, 80% of the notional value will mature.

    (3) Deferred gains and losses on anticipatory transactions are included in the carrying value of fixed maturities in the Consolidated Balance Sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. As of December 31, 2000, the Company had $0.2 of net deferred gains for futures contracts. The Company expects the anticipatory transaction to occur in the first quarter of 2001 and the entire $0.2 of net deferred gains will be amortized into income as a hedge of a forecasted transaction. As of December 31, 1999, the Company had $1.4 of net deferred losses for futures contracts and interest rate swaps which were basis adjusted in 2000.

The following is a reconciliation of notional amounts by derivative type and strategy as of December 31, 2000 and 1999:

                                                                      BY DERIVATIVE TYPE
----------------------------------------------------------------------------------------------------------------------
                                         December 31, 1999                         Maturities/         December 31, 2000
                                          Notional Amount        Additions      Terminations (1)        Notional Amount
-------------------------------------------------------------------------------------------------------------------------
        Caps                                   $1,764             $   --             $1,187                  $  577
        Floors                                    405                100                210                     295
        Swaps/Forwards                          3,209              1,697              2,288                   2,618
        Futures                                     5                300                161                     144
        Options                                    86                 --                 11                      75
-------------------------------------------------------------------------------------------------------------------------
                              TOTAL            $5,469             $2,097             $3,857                  $3,709
-------------------------------------------------------------------------------------------------------------------------

                                                                           BY STRATEGY
-------------------------------------------------------------------------------------------------------------------------
        Liability                              $1,580             $  215             $1,134                  $  661
        Anticipatory                              117                339                312                     144
        Asset                                   2,802              1,300              1,338                   2,764
        Portfolio                                 970                243              1,073                     140
-------------------------------------------------------------------------------------------------------------------------
                              TOTAL            $5,469             $2,097             $3,857                  $3,709
-------------------------------------------------------------------------------------------------------------------------

    (1) During 2000, the Company had no significant gains or losses on terminations of hedge positions using derivative financial instruments.

(i) COLLATERAL ARRANGEMENTS

Hartford Life Insurance Company entered into various collateral arrangements which require both the pledging and accepting of collateral, in connection with its derivative instruments and repurchase agreements. As of December 31,

2000, collateral pledged had not been separately reported in the Consolidated Balance Sheets. The classification and carrying amounts of collateral pledged at December 31, 2000 were as follows:

                                                              Carrying
                                                               Amount
                                                              --------
ASSETS
  U.S. Government and Government agencies and authorities
   (guaranteed and sponsored)                                    $3
  U.S. Government and Government agencies and authorities
   (guaranteed and sponsored) -- asset backed                     4
                                                              --------
                                                       TOTAL     $7
                                                              --------

At December 31, 2000, Hartford Life Insurance Company had accepted collateral consisting primarily of U.S. Government securities with a fair value of $252. While the Company is permitted by contract to sell or repledge the collateral accepted, none of the collateral has been sold or repledged at December 31, 2000. As of December 31, 2000, all collateral accepted was held in separate custodial accounts.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 "Disclosure about Fair Value of Financial Instruments", requires disclosure of fair value information of financial instruments. For certain financial instruments where quoted market prices are not available, other independent valuation techniques and assumptions are used. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. SFAS No. 107 excludes certain financial instruments from disclosure, including insurance contracts other than financial guarantees and investment contracts. Hartford Life Insurance Company uses the following methods and assumptions in estimating the fair value of each class of financial instrument.

Fair value for fixed maturities and marketable equity securities approximates those quotations published by applicable stock exchanges or received from other reliable sources.

For policy loans, carrying amounts approximate fair value.

Fair value of other investments, which primarily consist of partnership investments, is based on external market valuations from partnership management. Other investments also include mortgage loans, whereby the carrying value approximates fair value.

Other policyholder funds fair value information is determined by estimating future cash flows, discounted at the current market rate.

The fair value of derivative financial instruments, including swaps, caps, floors, futures, options and forward commitments, is determined using a pricing model which is similar to external valuation models. Derivative instruments are reported below as a component of other investments.

The carrying amount and fair values of Hartford Life Insurance Company's financial instruments as of December 31, 2000 and 1999 were as follows:

                                                                  2000                           1999
                                                         -----------------------------------------------------
                                                         Carrying        Fair           Carrying        Fair
                                                          Amount         Value           Amount         Value
                                                         -----------------------------------------------------
ASSETS
  Fixed maturities                                       $14,257        $14,257         $13,499        $13,499
  Equity securities                                           48             48              56             56
  Policy loans                                             3,573          3,573           4,187          4,187
  Other investments                                          784            785             342            348
LIABILITIES
  Other policyholder funds (1)                            11,676         11,305          11,734         11,168
                                                         -----------------------------------------------------

    (1) Excludes universal life insurance contracts, including corporate owned life insurance.

5. SEPARATE ACCOUNTS

Hartford Life Insurance Company maintained separate account assets and liabilities totaling $113.7 billion and $110.4 billion as of December 31, 2000 and 1999, respectively, which are reported at fair value. Separate account assets, which are segregated from other investments, reflect two categories of risk assumption: non-guaranteed separate accounts totaling $104.1 billion and $101.7 billion as of December 31, 2000 and 1999, respectively, wherein the policyholder assumes substantially all the investment risks and rewards, and guaranteed separate accounts totaling $9.6 and $8.7 billion as of December 31, 2000 and 1999, respectively, wherein Hartford Life Insurance Company contractually guarantees either a minimum return or account value to the policyholder. Included in non-guaranteed separate account assets were policy loans totaling $697 and $860 as of December 31, 2000 and 1999, respectively. Net investment income (including net realized capital gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income.

Separate account management fees and other revenues were $1.3 billion, $1.1 billion, and $908 in 2000, 1999 and 1998, respectively. The guaranteed separate accounts include fixed market value adjusted (MVA) individual annuities and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.6% and 6.5% as of December 31, 2000 and 1999, respectively. The assets that support these liabilities were comprised of $9.4 billion and $8.7 billion in fixed maturities as of December 31, 2000 and 1999, respectively, and $0.2 billion of other invested assets as of December 31, 2000. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, fixed MVA annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $3 and $(96) in carrying value and $3.5 billion and $2.0 billion in notional amounts as of December 31, 2000 and 1999, respectively.

6. STATUTORY RESULTS

                                                                       For the years ended December 31,
                                                                     ------------------------------------
                                                                      2000           1999           1998
                                                                     ------------------------------------
Statutory net income                                                 $  283         $  151         $  211
                                                                     ------------------------------------
Statutory capital and surplus                                        $1,972         $1,905         $1,676
                                                                     ------------------------------------

A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The total amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 2001, without prior regulatory approval, is estimated to be $303.

Hartford Life Insurance Company and its domestic insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed by the applicable state of domicile. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules.

The NAIC adopted the Codification of Statutory Accounting Principles (Codification) in March 1998. The effective date for the statutory accounting guidance is January 1, 2001. Each of Hartford Life Insurance Company's domiciliary states has adopted Codification and the Company has made the necessary changes in its statutory reporting required for implementation. The Company has determined that the overall impact of applying the new guidance will result in a one-time statutory cumulative transition benefit of approximately $50 in statutory surplus.

7. STOCK COMPENSATION PLANS

Hartford Life's employees are included in The Hartford 2000 Incentive Stock Plan and The Hartford Employee Stock Purchase Plan. Prior to The Hartford Acquisition, eligible employees of Hartford Life were included in Hartford Life's stock based compensation plans, the 1997 Hartford Life, Inc. Incentive Stock Plan and the Hartford Life, Inc. Employee Stock Purchase Plan. As a result of the The Hartford Acquisition, all eligible participants of Hartford Life's stock based compensation plans were converted to The Hartford's stock based compensation plans. For the year ended December 31, 2000, Hartford Life Insurance Company's compensation expense related to The Hartford's two stock based compensation plans and Hartford Life's two stock based compensation plans was not material to Hartford Life Insurance Company's results of operations. For the years ended December 31, 1999 and 1998, Hartford Life Insurance Company's compensation expense related to Hartford Life's two stock based compensation plans was not material.

8. POSTRETIREMENT BENEFIT AND SAVINGS PLANS

(a) PENSION PLANS

Hartford Life's employees are included in The Hartford's non-contributory defined benefit pension and postretirement health care and life insurance benefit plans. Defined benefit pension expense, allocated by The Hartford to Hartford Life Insurance Company, was $5 in 2000, $6 in both 1999 and 1998. Postretirement health care and life insurance benefits expense, allocated by The Hartford, was not material to the results of operations for 2000, 1999 and 1998.

(b) INVESTMENT AND SAVINGS PLAN

Substantially all Hartford Life's U.S. employees are eligible to participate in The Hartford's Investment and Savings Plan. The cost to Hartford Life Insurance Company for this plan was approximately $5 in 2000 and $4 in both 1999 and 1998.

9. REINSURANCE

Hartford Life Insurance Company cedes insurance to other insurers in order to limit its maximum losses. Such transfer does not relieve Hartford Life Insurance Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in losses to Hartford Life Insurance Company. Hartford Life Insurance Company reduces this risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations of credit risk. As of December 31, 2000, Hartford Life Insurance Company had no significant concentrations of credit risk related to reinsurance.

The Company records a receivable for reinsured benefits paid and the portion of insurance liabilities that are reinsured. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. Reinsurance recoveries on ceded reinsurance contracts recognized in the Consolidated Statements of Income were $578, $397 and $300 for the years ended December 31, 2000, 1999 and 1998, respectively. Hartford Life Insurance Company also assumes insurance from other insurers.

The effect of reinsurance on fee income, earned premiums and other is summarized as follows:

                                                                       For the years ended December 31,
                                                                     ------------------------------------
FEE INCOME, EARNED PREMIUMS AND OTHER                                 2000           1999           1998
                                                                     ------------------------------------
Gross                                                                $2,885         $2,660         $2,722
Reinsurance assumed                                                      44             95            150
Reinsurance ceded                                                      (723)          (710)          (654)
                                                                     ------------------------------------
                                                         NET         $2,206         $2,045         $2,218
                                                                     ------------------------------------

Hartford Life Insurance Company maintains certain reinsurance agreements with HLA, whereby the Company cedes both group life and group accident and health risk. Under these treaties, the Company ceded group life premium of $101, $119 and $132 in 2000, 1999 and 1998, respectively, and accident and health premium of $429, $430 and $379, respectively, to HLA.

Pursuant to a reinsurance agreement dating back to 1992, the Company assumed 100% of certain blocks of individual life insurance from HLA. Under this reinsurance agreement Hartford Life Insurance Company assumed $9 and $13 of premium from HLA in 1999 and 1998, respectively. On December 1, 1999, HLA recaptured this in force block of individual life insurance previously ceded to the Company. This commutation resulted in a reduction in the Company's assets of $666, consisting of $556 of invested assets, $99 of deferred policy acquisition costs and $11 of other assets. Liabilities decreased $650, consisting of $543 of other policyholder funds, $60 of future policy benefits and $47 of other liabilities. As a result, the Company recognized an after-tax loss relating to this transaction of $16.

In 1998, Hartford Life recaptured an in force block of Corporate Owned Life Insurance (COLI) business previously ceded to MBL Assurance Co. of New Jersey (MBL Life). The transaction was consummated through an assignment of a reinsurance arrangement between Hartford Life Insurance Company and MBL Life to a Hartford Life Insurance Company subsidiary. Hartford Life Insurance Company originally assumed the life insurance block in 1992 from Mutual Benefit Life, which was placed in court-supervised rehabilitation in 1991, and reinsured a portion of those policies back to MBL Life. This recapture was effective January 1, 1998 and resulted in a decrease in ceded premiums and other considerations of $163 in 1998. Additionally, this transaction resulted in a decrease in reinsurance recoverables of $4.8 billion, which was exchanged for the fair value of assets comprised of $4.3 billion in policy loans and $443 in other net assets.

10. INCOME TAX

Hartford Life and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were filing a separate federal income tax return.

As long as The Hartford continues to own at least 80% of the combined voting power of the value of the outstanding capital stock of the Company, the Company will be included in The Hartford's consolidated federal income tax return. The life insurance companies filed a separate consolidated federal income tax return for 1999 and 1998. The Company's effective tax rate was 28% in 2000 and 35% in both 1999 and 1998, respectively.

Income tax expense (benefit) is as follows:

                                                                          For the years ended
                                                                              December 31,
                                                                     ------------------------------
                                                                     2000         1999         1998
                                                                     ------------------------------
Current                                                              $121         $(50)        $307
Deferred                                                               73          241         (119)
                                                                     ------------------------------
                                          INCOME TAX EXPENSE         $194         $191         $188
                                                                     ------------------------------

A reconciliation of the tax provision at the U.S. federal statutory rate to the provision (benefit) for income taxes is as follows:

                                                                          For the years ended
                                                                              December 31,
                                                                     ------------------------------
                                                                     2000         1999         1998
                                                                     ------------------------------
Tax provision at the U.S. federal statutory rate                     $238         $193         $188
Municipal bond and other tax-exempt income                            (24)          --           --
IRS audit settlement (See Note 12(c))                                 (24)          --           --
Other                                                                   4           (2)          --
                                                                     ------------------------------
                                                       TOTAL         $194         $191         $188
                                                                     ------------------------------

Deferred tax assets (liabilities) include the following as of December 31:

                                                                      2000    1999
                                                              ---------------------
Tax basis deferred policy acquisition costs                           $ 749   $ 720
Financial statement deferred policy acquisition costs and
 reserves                                                              (112)     11
Employee benefits                                                        (1)     (3)
Net unrealized capital losses (gains) on securities                      (9)    138
Investments and other                                                  (388)   (407)
                                                              ---------------------
                                                       TOTAL          $ 239   $ 459
                                                              ---------------------

Hartford Life Insurance Company had a current tax receivable of $96 and $56 as of December 31, 2000 and 1999, respectively.

Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and, based on current tax law, will be taxable in the future only under conditions which management considers to be remote; therefore, no federal income taxes have been provided on the balance in this account, which for tax return purposes was $104 as of December 31, 2000.

11. RELATED PARTY TRANSACTIONS

Transactions of the Company with its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees, payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses, are initially paid by The Hartford. Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on type, are allocated based on either a percentage of direct expenses or on utilization. Indirect expenses allocated to the Company by The Hartford were $56 in 2000 and $47 in both 1999 and 1998.

12. COMMITMENTS AND CONTINGENT LIABILITIES

(a) LITIGATION

Hartford Life Insurance Company is involved or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

(b) LEASES

The rent paid to Hartford Fire for space occupied by the Company was $14, $9 and $7 in 2000, 1999 and 1998, respectively. Future minimum rental commitments are as follows:

2001                                                          $     14
2002                                                                13
2003                                                                12
2004                                                                12
2005                                                                13
Thereafter                                                          49
                                                              --------
                                                       TOTAL  $    113
                                                              --------

The principal executive offices of Hartford Life Insurance Company, together with its parent, are located in Simsbury, Connecticut. Rental expense is recognized on a level basis over the term of the primary sublease for the facility located in Simsbury, Connecticut, which expires on December 31, 2009, and amounted to approximately $10 in 2000 and $9 in both 1999 and 1998.

(c) TAX MATTERS

Hartford Life's federal income tax returns are routinely audited by the Internal Revenue Service (IRS). Hartford Life's 1996-1997 federal income tax returns are currently under audit by the IRS. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax related matters for all open tax years.

During the second quarter of 2000, Hartford Life reached a settlement with the IRS with respect to certain tax matters for the 1993-1995 tax years. This settlement resulted in a $24 tax benefit recorded in the Company's second quarter results of operations. This same matter is currently under review with the IRS for the 1996-1997 tax years.

(d) UNFUNDED COMMITMENTS

At December 31, 2000, Hartford Life Insurance Company has outstanding commitments to fund limited partnership investments totaling $182. These capital commitments can be called by the partnerships during the five-year commitment period to fund working capital needs or the purchase of new investments. If the commitment period expires and the commitment has not been fully funded, Hartford Life Insurance Company is not required to fund the remaining unfunded commitment.

13. SEGMENT INFORMATION

Hartford Life Insurance Company is organized into three reportable operating segments which include Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). Investment Products offers individual fixed and variable annuities, retirement plan services and other investment products. Individual Life sells a variety of life insurance products, including variable life, universal life, interest sensitive whole life and term life insurance. COLI primarily offers variable products used by employers to fund non-qualified benefits or other post-employment benefit obligations as well as leveraged COLI. The Company includes in "Other" corporate items not directly allocable to any of its reportable operating segments, as well as certain group benefit products including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA.

The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies in Note 2. Hartford Life Insurance Company evaluates performance of its segments based on revenues, net income and the segment's return on allocated capital. The Company charges direct operating expenses to the appropriate segment and allocates the majority of indirect expenses to the segments based on an intercompany expense arrangement. Intersegment revenues are not significant and primarily occur between corporate and the operating segments. These amounts include interest income on allocated surplus and the allocation of net realized capital gains and losses through net investment income utilizing the duration of the segment's investment portfolios. The Company's revenues are primarily derived from customers within the United States. The Company's long-lived assets primarily consist of deferred policy acquisition costs and deferred tax assets from within the United States. The following tables present summarized financial information concerning the Company's segments as well as the Company's revenues by product.

                                                                  For the years ended December 31,
                                                              ----------------------------------------
                                                                2000           1999             1998
                                                              ----------------------------------------
TOTAL REVENUES
  Investment Products                                         $  2,068       $  1,884         $  1,779
  Individual Life                                                  545            574              543
  COLI                                                             765            830            1,567
  Other                                                             69            112               86
                                                              ----------------------------------------
                                              TOTAL REVENUES  $  3,447       $  3,400         $  3,975
                                                              ----------------------------------------
NET INVESTMENT INCOME
  Investment Products                                         $    724       $    699         $    736
  Individual Life                                                  142            169              181
  COLI                                                             366            431              793
  Other                                                             94             60               49
                                                              ----------------------------------------
                                 TOTAL NET INVESTMENT INCOME  $  1,326       $  1,359         $  1,759
                                                              ----------------------------------------
AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS
  Investment Products                                         $    477       $    411         $    326
  Individual Life                                                  127            128              105
  COLI                                                              --             --               --
  Other                                                             --             --               --
                                                              ----------------------------------------
     TOTAL AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS  $    604       $    539         $    431
                                                              ----------------------------------------
INCOME TAX EXPENSE (BENEFIT)
  Investment Products                                         $    150       $    159         $    145
  Individual Life                                                   38             37               35
  COLI                                                              19             15               12
  Other                                                            (13)           (20)              (4)
                                                              ----------------------------------------
                                    TOTAL INCOME TAX EXPENSE  $    194       $    191         $    188
                                                              ----------------------------------------
NET INCOME (LOSS)
  Investment Products                                         $    354       $    300         $    270
  Individual Life                                                   70             68               64
  COLI                                                              35             28               24
  Other                                                             28            (35)              (8)
                                                              ----------------------------------------
                                            TOTAL NET INCOME  $    487       $    361         $    350
                                                              ----------------------------------------
ASSETS
  Investment Products                                         $106,553       $106,352         $ 87,207
  Individual Life                                                6,558          5,962            5,228
  COLI                                                          23,384         20,198           22,631
  Other                                                          2,340          2,453            3,197
                                                              ----------------------------------------
                                                TOTAL ASSETS  $138,835       $134,965         $118,263
                                                              ----------------------------------------
REVENUES BY PRODUCT
  Investment Products
    Individual Annuities                                      $  1,447       $  1,313         $  1,132
    Other                                                          621            571              647
                                                              ----------------------------------------
                                   TOTAL INVESTMENT PRODUCTS     2,068          1,884            1,779
                                                              ----------------------------------------
  Individual Life                                                  545            574              543
  COLI                                                             765            830            1,567
                                                              ----------------------------------------

14. SUBSEQUENT EVENT

On January 25, 2001, The Hartford, through the Hartford Life entities, agreed to acquire the U.S. individual life insurance, annuity and mutual fund business of Fortis, Inc. (operating as Fortis Financial Group and referred to as "Fortis") for $1.12 billion in cash. The acquisition will be effected through several reinsurance agreements with subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisors, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis. The Fortis transaction, which is subject to insurance regulatory approval and other customary conditions, is expected to be completed in the second quarter of 2001. The acquisition will be accounted for as a purchase transaction. The acquisition is being financed through capital contributions of $1.2 billion from Hartford Life, Inc.

15. QUARTERLY RESULTS FOR 2000 AND 1999 (UNAUDITED)

                                                                       Three Months Ended
                                            March 31,           June 30,          September 30,        December 31,
                                          ----------------------------------------------------------------------------
                                          2000      1999      2000      1999      2000      1999      2000        1999
                                          ----------------------------------------------------------------------------
Revenues                                  $838      $838      $831      $853      $919      $846      $859      $  863
Benefits, claims and expenses              645       703       682       722       730       695       709         728
Net income                                 128        88       130        85       129       100       100          88
                                          ----------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      SCHEDULE I -- SUMMARY OF INVESTMENTS
                      OTHER THAN INVESTMENTS IN AFFILIATES
                            AS OF DECEMBER 31, 2000
                                 (IN MILLIONS)

                                                                                         Amount at
                                                                             Fair       which shown
                                          Type of Investment       Cost      Value    on Balance Sheet
                                                                  ------------------------------------
FIXED MATURITIES
Bonds and Notes
  U.S. Government and Government agencies and authorities
   (guaranteed and sponsored)                                     $   185   $   201       $   201
  U.S. Government and Government agencies and authorities
   (guaranteed and sponsored) -- asset backed                         895       906           906
  States, municipalities and political subdivisions                    79        83            83
  Foreign governments                                                 269       268           268
  Public utilities                                                    557       551           551
  All other corporate, including international                      5,816     5,765         5,765
  All other corporate -- asset backed                               5,284     5,357         5,357
  Short-term investments                                              750       750           750
  Certificates of deposit                                             383       375           375
  Redeemable preferred stock                                            1         1             1
                                                                  ------------------------------------
                                      TOTAL FIXED MATURITIES       14,219    14,257        14,257
                                                                  ------------------------------------

EQUITY SECURITIES
 Common Stocks
  Industrial and miscellaneous                                         51        48            48
                                                                  ------------------------------------
                                     TOTAL EQUITY SECURITIES           51        48            48
                                                                  ------------------------------------
                TOTAL FIXED MATURITIES AND EQUITY SECURITIES       14,270    14,305        14,305
                                                                  ------------------------------------
Policy Loans                                                        3,573     3,573         3,573
                                                                  ------------------------------------
OTHER INVESTMENTS
  Mortgage loans on real estate                                       201       200           200
  Investment in partnerships                                          569       578           578
  Other invested assets                                                 6         7             6
                                                                  ------------------------------------
                                     TOTAL OTHER INVESTMENTS          776       785           784
                                                                  ------------------------------------
                                           TOTAL INVESTMENTS      $18,619   $18,663       $18,662
                                                                  ------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN MILLIONS)

                                                                                                                  Benefits,
                              Deferred                                                                   Net      Claims and
                               Policy       Future       Other                 Earned        Net       Realized     Claim
                             Acquisition    Policy    Policyholder   Policy   Premiums    Investment   Capital    Adjustment
Segment                       on Costs     Benefits      Funds        Fees    and Other     Income      Losses     Expenses
                             -----------------------------------------------------------------------------------------------

2000
Investment Products            $3,292       $3,293      $ 8,287      $1,325     $ 19        $  724       $ --       $  686
Individual Life                 1,033          274        1,984         394        9           142         --          216
Corporate Owned Life
 Insurance                         --          283        4,645         390        9           366         --          545
Other                              --          978           31          --       60            94        (85)          48
                             -----------------------------------------------------------------------------------------------
 CONSOLIDATED OPERATIONS       $4,325       $4,828      $14,947      $2,109     $ 97        $1,326       $(85)      $1,495
                             -----------------------------------------------------------------------------------------------
1999
                             -----------------------------------------------------------------------------------------------
Investment Products            $3,099       $2,744      $ 8,859      $1,148     $ 37        $  699       $ --       $  660
Individual Life                   914          270        1,880         388       17           169         --          254
Corporate Owned Life
 Insurance                         --          321        5,244         399       --           431         --          621
Other                              --          997           21          --       56            60         (4)          39
                             -----------------------------------------------------------------------------------------------
 CONSOLIDATED OPERATIONS       $4,013       $4,332      $16,004      $1,935     $110        $1,359       $ (4)      $1,574
                             -----------------------------------------------------------------------------------------------
1998
                             -----------------------------------------------------------------------------------------------
Investment Products            $2,823       $2,407      $ 9,194      $  979     $ 64        $  736       $ --       $  670
Individual Life                   931          466        2,307         336       27           181         (1)         262
Corporate Owned Life
 Insurance                         --          225        8,097         774       --           793         --          924
Other                              --          497           17          --       38            49         (1)          55
                             -----------------------------------------------------------------------------------------------
 CONSOLIDATED OPERATIONS       $3,754       $3,595      $19,615      $2,089     $129        $1,759       $ (2)      $1,911
                             -----------------------------------------------------------------------------------------------

                                         Amortization
                             Insurance   of Deferred
                             Expenses       Policy
                                and      Acquisition    Dividends to
Segment                        Other        Costs       Policyholders
                             ----------------------------------------
2000
Investment Products            $401          $477           $ --
Individual Life                  94           127             --
Corporate Owned Life
 Insurance                       99            --             67
Other                             6            --             --
                             ----------------------------------------
 CONSOLIDATED OPERATIONS       $600          $604           $ 67
                             ----------------------------------------
1999
                             ----------------------------------------
Investment Products            $354          $411           $ --
Individual Life                  87           128             --
Corporate Owned Life
 Insurance                       62            --            104
Other                           128            --             --
                             ----------------------------------------
 CONSOLIDATED OPERATIONS       $631          $539           $104
                             ----------------------------------------
1998
                             ----------------------------------------
Investment Products            $368          $326           $ --
Individual Life                  77           105             --
Corporate Owned Life
 Insurance                      278            --            329
Other                            43            --             --
                             ----------------------------------------
 CONSOLIDATED OPERATIONS       $766          $431           $329
                             ----------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           SCHEDULE IV -- REINSURANCE
                                 (IN MILLIONS)

                                                                                                     Percentage
                                          Gross        Ceded to        Assumed From       Net        of Amount
                                          Amount    Other Companies   Other Companies    Amount    Assumed to Net
                                         ------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 2000
Life insurance in force                  $348,605      $145,529           $10,219       $213,295        4.8%
FEE INCOME, EARNED PREMIUMS AND OTHER
Life insurance and annuities             $  2,414      $    271           $    35       $  2,178        1.6%
Accident and health insurance                 471           452                 9             28       32.1%
                                         ------------------------------------------------------------------------
               TOTAL FEE INCOME, EARNED
                     PREMIUMS AND OTHER  $  2,885      $    723           $    44       $  2,206        2.0%
                                         ------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1999
Life insurance in force                  $307,970      $131,162           $11,785       $188,593        6.2%
FEE INCOME, EARNED PREMIUMS AND OTHER
Life insurance and annuities             $  2,212      $    275           $    84       $  2,021        4.2%
Accident and health insurance                 448           435                11             24       45.8%
                                         ------------------------------------------------------------------------
               TOTAL FEE INCOME, EARNED
                     PREMIUMS AND OTHER  $  2,660      $    710           $    95       $  2,045        4.6%
                                         ------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1998
Life insurance in force                  $326,400      $200,782           $18,289       $143,907       12.7%
FEE INCOME, EARNED PREMIUMS AND OTHER
Life insurance and annuities             $  2,329      $    271               142       $  2,200        6.5%
Accident and health insurance                 393           383                 8             18       44.4%
                                         ------------------------------------------------------------------------
               TOTAL FEE INCOME, EARNED
                     PREMIUMS AND OTHER  $  2,722      $    654               150       $  2,218        6.8%
                                         ------------------------------------------------------------------------

                             PART II

            INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          Not applicable.

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes ("CGS") provide the standards under which a corporation may indemnify an individual for liability, including legal expenses, incurred because such individual is a party to a proceeding because the individual was a director, officer, employee, or agent of the corporation. Specifically, Section 33-771(a)(2) permits a corporation to indemnify a director if the corporation, pursuant to Section 33-636(5)(b), obligated itself under its certificate of incorporation to indemnify a director for liability except for certain liability involving conduct described in Section 33-636(5)(b). Section 33-776 permits a corporation to indemnify an officer, employee, or agent of the corporation to the same extent as a director as may be provided by the corporation's bylaws, certificate of incorporation, or resolution of the board of directors.

Consistent with the statutes referenced above, under the Depositor's Certificate of Incorporation, the Depositor must indemnify directors for liability except liability that:

(a)  involved a knowing and culpable violation of law by the director;
(b)  enabled the director or an associate to receive an improper personal gain;
(c) showed a lack of good faith and a conscious disregard for the duty of the director of the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation;
(d) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation or
(e)  created liability under section 33-757 relating to unlawful distributions.

The Depositor's Certificate of Incorporation also permits the Depositor, at the discretion of the board of directors, to indemnify any current or former director, officer, employee or agent of the corporation to the fullest extent permitted by law. Accordingly, under the Depositor's bylaws, the Depositor must, to the fullest extent permitted by applicable law, indemnify directors and officers of the Depositor against all expenses, including attorney's fees, in connection with any proceeding by reason of the fact that such person was a director or officer of the Depositor.

Section 33-777 permits a corporation to procure insurance on behalf of an individual who was a director or officer of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         EXHIBIT
         NUMBER    DESCRIPTION                   METHOD OF FILING
           1       Underwriting Agreement        Incorporated by reference to Registration
                                                 Statement File No. 333-24885, dated May 1, 1997.

           3(a)    Articles of Incorporation     Incorporated by reference to Post-Effective
                                                 Amendment No. 6 to the Registration Statement
                                                 File No. 333-66343, dated February 8, 2001.

           3(b)    By-laws                       Incorporated by reference to Post-Effective
                                                 Amendment No. 6 to the Registration Statement
                                                 File No. 333-66343, dated February 8, 2001.

           4       Group Annuity Contract        Incorporated by reference to Pre-Effective
                                                 Amendment No. 1 to the Registration Statement
                                                 File No. 333-37290, dated April 4, 2000.

           5       Opinion re:  legality         Filed herewith.

         23(a)     Legal Consent                 Filed herewith as Exhibit 5.

         23(b)     Consent of Arthur Andersen    Filed herewith.
                   LLP, Independent Public
                   Accountants

         24        Power of Attorney             Filed herewith.


Item 18.  UNDERTAKINGS

       (a)  The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                i. To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

                ii. To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
            Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Simsbury, State of Connecticut on this 30th day of January, 2002.

HARTFORD LIFE INSURANCE COMPANY

By:  THOMAS  M. MARRA*                           *By:  /s/ MICHAEL STOBART
     ---------------------------------------     ----------------------------
     Thomas M. Marra, President                  Michael Stobart
                                                 Attorney-In-Fact

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 30th day of January, 2002.

David T. Foy, Senior Vice President, Chief
     Financial Officer & Treasurer, Director*
Thomas M. Marra, President, Director*
Christine Hayer Repasy, Senior Vice President,   By:  /s/ MICHAEL STOBART
     General Counsel & Corporate Secretary,      ----------------------------
     Director*                                        Michael Stobart
John C. Walters, Executive Vice President,            Attorney-in-Fact
     Director*                                        Date: January 30, 2002

Lizabeth H. Zlatkus, Executive Vice President,
     Director*
David M. Znamierowski, Senior Vice President &
     Chief Investment Officer, Director*

                                 EXHIBIT INDEX


5 Opinion and Consent of Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary regarding legality of securities to be issued.

23(a)  Legal Consent filed as part of Exhibit 5.

23(b)  Consent of Arthur Andersen LLP, Independent Public Accountants.

24     Power of Attorney.